LEGAL DEPARTMENT                                JACKSON
MEMORANDUM                                      NATIONAL LIFE INSURANCE COMPANY


DATE:             February 27, 2008

TO:               Ellen J. Sazzman
                  Senior Counsel
                  U. S. Securities and Exchange Commission

FROM:             Anthony L. Dowling
                  Associate General Counsel

RE:               Response to Comments to Post-Effective Amendment No. 46 for:
                  Perspective II (File Nos: 333-70472 and 811-08664)

--------------------------------------------------------------------------------

     This memo and the materials supplied are in response to the comments you provided me via telephone on February 8, 2008, for the above referenced filing.

     In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memo quotes our understanding of each of your oral comments, followed respectively by narrative responses (in bold), including references to the corresponding Prospectus pages provided electronically and in hard copy. Please provide us guidance if we misinterpreted the substance of your comments.

1.       Total Annual Fund Operating Expenses (p. 17)

         Please confirm to Commission Staff that the range of total annual fund operating expenses includes expenses for Fund of Funds, pursuant to Form N-1A, Item 3, Instruction 3(f).

         Response:  The range of total annual fund operating expenses includes expenses for Fund of Funds.


2.       Total Annual Fund Operating Expenses (p. 17)

         Please confirm to Commission Staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements.

         Response:  The range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements.


3.       Example (pp. 19-20)

         Please confirm to Commission Staff that the example reflects the most expensive contract options and does not reflect fee waivers or reimbursements.

         Response:  The example reflects the most expensive contract options and does not reflect fee waivers or reimbursements.


4.       Investment Divisions (pp. 24-36)

         Please confirm to Commission Staff that the underlying funds do not pay 12b-1 fees to Jackson National Life Insurance Company or affiliates.

         Response:  The underlying funds do not pay 12b-1 fees to Jackson
                    National Life Insurance Company or affiliates.


5.       Conversion (pp. 83-84 and p. 95)

         a. Please summarize both when and how it would be in a contract owner's best interest to convert from a 7% GMWB (and 5% GMWB) to the other alternatives listed. Please also summarize when it would not be in the contract owner's best interest.

         b. Give an example or reference an example later in the prospectus that illustrates how the recapture charge would reduce the Guaranteed Withdrawal Balance (GWB) below the contract value at conversion.

         c. The prospectus states that there is an administrative form. Please clarify the intention of this statement.

         Response to Items 5a, 5b and 5c:  The requested revisions have been made, as reflected in the excerpts
                                           below.

         SafeGuard 7 Plus

         Conversion. You may convert this 7% GMWB to the 5% GMWB With Annual Step-Up (AutoGuard 5); the 6% GMWB With Annual Step-Up (AutoGuard 6); the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom); or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary five years after the later of your endorsement's effective date or last Step-Up. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

         With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 7% GMWB that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix E.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. The charge of the new benefit will be higher than that currently charged for this 7% GMWB. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future.

         There are several important factors to consider when deciding whether to convert your 7% GMWB. Converting to AutoGuard 5 or AutoGuard 6 may be advantageous if you desire annual Step-Ups of the GWB for a period of no less than 12 years rather than Step-Ups every five years. The annual Step-Ups may result in a higher GWB and, subsequently, a higher GAWA. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit. You will also be receiving a lower GAWA percentage of 5%for AutoGuard 5, or 6% for AutoGuard 6, instead of the current 7% you are receiving under your 7% GMWB, and this may result in a consistently lower GAWA if the GWB does not increase upon the Step-Ups.

         Converting your 7% GMWB to LifeGuard Freedom or LifeGuard Freedom with Joint Option may be advantageous if you desire annual Step-Ups of the GWB for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income verses a return of premium guarantee. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. You may also be receiving a lower GAWA percentage under LifeGuard Freedom or LifeGuard Freedom with Joint Option instead of the current 7% you are receiving under your 7% GMWB. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 59 1/2 for LifeGuard Freedom or the youngest Covered Life's attained age of 59 1/2 for LifeGuard Freedom with Joint Option.

         Finally, the new GWB upon any conversion of your 7% GMWB would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion.

         Please consult your representative to be sure whether a conversion is right for you.
         ___________________

         AutoGuard 5

         Conversion. You may convert this 5% GMWB With Annual Step-Up to the 6% GMWB With Annual Step-Up (AutoGuard 6); the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom); or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary two years after your endorsement's effective date. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

         With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix E.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. The charge of the new benefit will be higher than that currently charged for this 5% GMWB With Annual Step-Up. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future.

         There are several important factors to consider when deciding whether to convert your 5% GMWB With Annual Step-Up. Converting to AutoGuard 6 may be advantageous if you desire a higher GAWA percentage of 6%, which is allowed under AutoGuard 6, as opposed to your current GAWA percentage of 5%. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit.

         Converting your 5% GMWB With Annual Step-Up to LifeGuard Freedom or LifeGuard Freedom with Joint Option may be advantageous if you desire annual Step-Ups of the GWB for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income verses a return of premium guarantee. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 59 1/2 for LifeGuard Freedom or the youngest Covered Life's attained age of 59 1/2 for LifeGuard Freedom with Joint Option.

         Finally, the new GWB upon any conversion of your 5% GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion.

         Please consult your representative to be sure whether a conversion is right for you.
         ___________________

         APPENDIX E - GMWB PROSPECTUS EXAMPLES

         Example 1:

|*| Example 1c: If the GMWB is elected after issue or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

                Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.

                Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).


6.       Annuitization (p. 89)

         The prospectus notes that annuitization may occur before the GAWA percentage has been determined and describes how this additional annuitization option can be calculated in that circumstance. Please provide this disclosure under the description of like GMWBs.

         Response:  The requested disclosure is already included under the description of like GMWBs.


7.       LifeGuard Freedom GMWB (pp. 160)

         Please clearly describe in the introductory paragraph when the For Life Guarantee goes into effect and how long it remains in force. Please make the same revision in the Joint LifeGuard Freedom section.

         Response:  The requested revisions have been made, as reflected in the excerpt below.


         This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

              * The Owner's life (the "For Life Guarantee") if the For Life
                Guarantee is in effect;

                  The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described below.

                  For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                  The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2. If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract. The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.

                  So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

              Or

              * Until all  withdrawals  under the Contract  equal the Guaranteed
                Withdrawal  Balance (GWB), without regard to Contract Value.

                  The GWB is the guaranteed amount available for future periodic withdrawals.


8.       LifeGuard Freedom GMWB (pp. 162)

         The disclosure in the second paragraph from the bottom of the page states that the GAWA is not reduced if all withdrawals during any one contract years do not exceed the greater of the GAWA or RMD, as applicable. However, the last bullet in the box above that statement implies otherwise. Please clarify. Please make the same revision in the Joint LifeGuard Freedom section.

         Response:  To clarify, we have made the following revisions.

                    The GAWA is generally not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.


9.       RMD NOTES (pp. 173-174)

         Please consider modifications to the RMD NOTES subsection in light of the joint owner characteristics of the rider.

         Response:  We have  reviewed the RMD NOTES  subsection  and choose not to make modifications at this time. We respectfully assert that the subsection is worded accurately and not in need of modification because there can only be one owner of a qualified contract at a time. Once the original spouse owner passes, the spousal beneficiary will take over the contract as his or her own and the subsection, as currently written, will apply to the new owner as it did the original owner.


10.      Financial Statements, Exhibits, and Other Information

         Any financial statements, exhibits, and other required disclosure not included in this post-effective amendment must be included in another post-effective amendment.

         Response:  Any financial  statements,  exhibits and other required disclosure not included in post-effective amendment No. 46 will be filed with the next post-effective amendment.


11.      Tandy Representations

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Commission Staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

         Notwithstanding our comments, in conjunction with this post-effective amendment, the registrant should furnish a letter acknowledging that:

              o should the Commission or the Commission  Staff,  acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

              o the action of the Commission  or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              o the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

         Response:  We will  furnish  the  applicable  Tandy  representation, as well as our assertion that we know of no impending enforcement action or substantive disagreement with the Commission Staff that would make a Tandy representation appropriate.








                                PERSPECTIVE II(R)

              FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

                                    Issued by
             Jackson National Life Insurance Company(R) and through
                      Jackson National Separate Account - I

The date of this prospectus is March 31, 2008, which states the information about the separate account, the Contract, and Jackson National Life Insurance
Company ("JacksonSM") you should know before investing. This prospectus provides a description of the material rights and obligations under the Contract. Your
Contract and any endorsements are the formal contractual agreement between you and the Company. It is important that you read the Contract and endorsements, which reflect state or other variations. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the separate account can be found in the statement of additional information ("SAI") dated March 31, 2008 that is available upon request without charge. To obtain a copy, contact us at our:

                           Annuity Service Center
                           P.O. Box 17240
                           Denver, Colorado 80217-0240
                           1-800-766-4683
                           www.jnl.com

This prospectus also describes a variety of optional  features,  not all of which may be available at the time you are  interested in purchasing a Contract, as we reserve the right to prospectively  restrict  availability of the optional features.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your  representative  about what optional features are or are not offered.  If a particular  optional  feature that  interests  you is not
offered,  you  may  want  to  contact  another   broker-dealer  to  explore  its
availability.  In  addition,  not all  optional  features  may be  available  in combination  with  other  optional  features,  as we also  reserve  the right to prospectively  restrict the  availability  to elect certain  features if certain other  optional  features have been  elected.  We reserve the right to limit the number of Contracts  that you may purchase.  We also reserve the right to refuse any premium payment. Please confirm with us or your representative that you have the most current  prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

In addition,  three new optional  Guaranteed Minimum  Withdrawal  Benefits,
SafeGuard Max, LifeGuard Freedom and LifeGuard Freedom with Joint Option, may not yet have been approved for sale in your state. In the event these optional benefits are not yet approved in your state, the following Guaranteed Minimum
Withdrawal Benefits available prior to March 31, 2008, will continue to be available to you: SafeGuard 7 Plus, LifeGuard Advantage, LifeGuard Ascent and
LifeGuard  Ascent  with  Joint  Option.  In all  other  states,  SafeGuard  Max,
LifeGuard Freedom and LifeGuard Freedom with Joint Option will replace these previously available Guaranteed Minimum Withdrawal Benefits. The representative assisting you will advise you whether an optional benefit is available and which one remains available to you. You or your representative may contact our Annuity
Service Center to see whether and which new optional benefits have been approved for sale in your state.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges. In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure. Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 254. The prospectus and SAI are part of the registration statement  that we filed with the  Securities  and Exchange  Commission  ("SEC")
about  this  securities   offering.   The   registration   statement,   material
incorporated by reference, and other information is available on the website the
SEC maintains  (http://www.sec.gov)  regarding  registrants that make electronic filings.


--------------------------------------------------------------------------------
Neither the SEC nor any state securities  commission has approved or disapproved the securities  offered  through this  prospectus  disclosure.  It is a criminal offense to represent  otherwise.  We do not intend for this  prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value
              o Not a deposit o Not insured by any federal agency
--------------------------------------------------------------------------------

The Contract makes available for investment fixed and variable options. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds - all class A shares (the "Funds"):


JNL Series Trust
JNL/AIM International Growth Fund
   (formerly, JNL/JPMorgan International Equity Fund)
JNL/AIM Large Cap Growth Fund
JNL/AIM Real Estate Fund
JNL/AIM Small Cap Growth Fund
JNL/Capital Guardian Global Balanced Fund
   (formerly, JNL/FI Balanced Fund)
JNL/Capital Guardian Global Diversified Research Fund
   (formerly, JNL/Select Global Growth Fund)
JNL/Capital Guardian International Small Cap Fund
JNL/Capital Guardian U.S. Growth Equity Fund
   (formerly, JNL/Select Large Cap Growth Fund)
JNL/Credit Suisse Global Natural Resources Fund
JNL/Credit Suisse Long/Short Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/Goldman Sachs Short Duration Bond Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund (formerly, JNL/FI Mid-Cap Equity Fund)
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
   (formerly, JNL/Lazard Mid Cap Value Fund)
JNL/Lazard Small Cap Equity Fund
   (formerly, JNL/Lazard Small Cap Value Fund)
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America Core Equity Fund
   (formerly, JNL/Putnam Equity Fund)
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Retirement Income Fund
JNL/S&P Retirement 2015 Fund
JNL/S&P Retirement 2020 Fund
JNL/S&P Retirement 2025 Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management DowSM 10 Fund
JNL/Mellon Capital Management S&P(R) 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management Nasdaq(R) 25 Fund
   (formerly, JNL/Mellon Capital Management Nasdaq(R) 15 Fund)
JNL/Mellon Capital Management Value Line(R) 30 Fund
   (formerly, JNL/Mellon Capital Management Value Line(R) 25 Fund)
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P(R)24 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management S&P(R) SMid 60 Fund
JNL/Mellon Capital Management NYSE(R) International 25 Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

Underscored  are the Funds that are newly  available or recently  underwent name changes, as may be explained in the accompanying  parenthetical.  The Funds are not the same mutual funds that you would buy through your  stockbroker  or a retail  mutual  fund.  The  prospectuses  for the  Funds  are  attached  to this prospectus.
                                       2
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                                              TABLE OF CONTENTS

GLOSSARY..................................................................................................2..

KEY FACTS.................................................................................................4..

FEES AND EXPENSES TABLES..................................................................................6..

EXAMPLE...................................................................................................22.

THE ANNUITY CONTRACT......................................................................................23.

JACKSON...................................................................................................24.

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT..................................................................24.

THE SEPARATE ACCOUNT......................................................................................26.

INVESTMENT DIVISIONS......................................................................................27.

CONTRACT CHARGES..........................................................................................40.

DISTRIBUTION OF CONTRACTS.................................................................................65.

PURCHASES.................................................................................................67.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS..............................................................75.

TELEPHONE AND INTERNET TRANSACTIONS.......................................................................77.

ACCESS TO YOUR MONEY......................................................................................78.

INCOME PAYMENTS (THE INCOME PHASE)........................................................................225

DEATH BENEFIT.............................................................................................233

TAXES.....................................................................................................242

OTHER INFORMATION.........................................................................................246

PRIVACY POLICY............................................................................................248

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..............................................254

APPENDIX A (about Dow Jones)..............................................................................A-1

APPENDIX B (Contract Enhancement Recapture Charges).......................................................B-1

APPENDIX C (Broker-Dealer Support)........................................................................C-1

APPENDIX D (GMAB Prospectus Examples).....................................................................D-1

APPENDIX E (GMWB Prospectus Examples).....................................................................E-1

APPENDIX F (LifeGuard Select GMWB and LifeGuard Select with Joint Option GMWB Transfer of Assets          F-1
Methodology).................................................................................................

APPENDIX G (FutureGuard 6 GMIB Prospectus Examples).......................................................G-1

APPENDIX H (Accumulation Unit Values).....................................................................H-1

                                    GLOSSARY


These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit - a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant - the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit - a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary - the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple Beneficiaries.

Completed Year - the succeeding twelve months from the date on which we receive a premium payment.

Contract - the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

Contract  Anniversary - each one-year  anniversary of the Contract's  Issue
Date.

Contract Enhancement - a credit that we will make to each premium payment you make during the first Contract Year.

Contract   Month  -  the  period  of  time  between   consecutive   monthly
anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary - each one-month anniversary of the Contract's Issue Date.

Contract Quarter - the period of time between consecutive three-month anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary - each three-month anniversary of the Contract's Issue Date.

Contract Value - the sum of the allocations between the Contract's Investment Divisions, Fixed Account and Guaranteed Minimum Withdrawal Benefit
(GMWB) Fixed Account.

Contract Year - the succeeding twelve months from a Contract's Issue Date and every anniversary.

Excess Interest Adjustment - an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

Fixed Account - part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period. The Fixed Account consists of Fixed Account Options and the Guaranteed Minimum Accumulation Benefit (GMAB) Fixed Account.

Fixed Account Contract Value - the sum of the allocations between the Contract's Fixed Account Options and Guaranteed Minimum Accumulation Benefit
(GMAB) Fixed Account.

Fixed Account Option - a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

General Account - the General Account includes all our assets, including any Contract Value allocated to the Fixed Account and the GMWB Fixed Account, which are available to our creditors.

Good Order - when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

Guaranteed Minimum Accumulation Benefit (GMAB) Fixed Account - part of our Fixed Account within the General Account to which, if you elect the GMAB, a certain percentage of Contract Value is required to be allocated for a specific Guarantee Period in order to guarantee a minimum Contract Value at the end of the Guarantee Period. The Contract Value allocated to the GMAB Fixed Account will earn a stated rate of return over the Guarantee Period subject to certain possible adjustments.

Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account - part of our General Account to and from which, if you elect the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, automatic transfers of your Contract Value may be required according to non-discretionary formulas. The Contract Value allocated to the GMWB Fixed Account will earn a stated rate of return over a specified period.

GMWB Fixed Account Contract Value - the sum of the allocation to the Contract's GMWB Fixed Account.

Income Date - the date on which you begin receiving annuity payments.

Issue Date - the date your Contract is issued.

Investment Division - one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Jackson, JNL, we, our, or us - Jackson National Life Insurance Company. (We do not capitalize "we," "our," or "us" in the prospectus.)

Owner, you or your - the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize "you" or "your" in the prospectus.) Any reference to the Owner includes any joint Owner.

Separate Account - Jackson National Separate Account - I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

Separate Account Contract Value - the sum of the allocations between the Contract's Investment Divisions.

                                    KEY FACTS

The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

-------------------------- -----------------------------------------------------
Allocation Options         The Contract makes available Investment Divisions and
                           a Fixed Account for allocation of your premium
                           payments and Contract Value.  In addition, if you
                           elect the LifeGuard Select GMWB or the LifeGuard
                           Select with Joint Option GMWB, automatic transfers of
                           your Contract Value may be allocated to a GMWB Fixed
                           Account.  For more information about the fixed
                           accounts, please see "THE FIXED ACCOUNT AND GMWB
                           FIXED ACCOUNT" beginning on page 24.  For more
                           information about the Investment Divisions, please
                           see "INVESTMENT DIVISIONS" beginning on page 27.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Investment Purpose         The Contract is intended to help you save for
                           retirement or another long-term investment purpose.
                           The Contract is designed to provide tax deferral on
                           your earnings, if it is not issued under a qualified
                           retirement plan.  Qualified plans confer their own
                           tax deferral.  For more information, please see
                           "TAXES" beginning on page 242.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Free Look                  If you change your mind about having purchased the
                           Contract, you may return it without penalty.  There
                           are conditions and limitations, including time
                           limitations, depending on where you live.  For more
                           information, please see "Free Look" beginning on page
                           247.  In some states, we are required to hold the
                           premiums of a senior citizen in the Fixed Account
                           during the free look period, unless we are
                           specifically directed to allocate the premiums to the
                           Investment Divisions. State laws vary; your free look
                           rights will depend on the laws of the state in which
                           you purchased the Contract.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Purchases                  There are minimum and maximum premium requirements.
                           You may elect to receive a credit on your premium
                           payments during the first Contract Year, subject to
                           fees, conditions and limitations.  If the 5% Contract
                           Enhancement is elected, no premium will be accepted
                           after the first Contract Year.  The Contract also has
                           two premium protection options, namely the Capital
                           Protection Program and the Guaranteed Minimum
                           Accumulation Benefit (GMAB), respectively.  If the
                           GMAB is elected, no premium will be accepted more
                           than 90 days after the Issue Date of the Contract
                           while the GMAB is in effect.  For more information
                           about both options, please see "PURCHASES" beginning
                           on page 67.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Withdrawals                Before the Income Date, there are a number of ways to
                           access your Contract Value, generally subject to a
                           charge or adjustment, particularly during the early
                           Contract Years.  There are also a number of optional
                           withdrawal benefits available.  The Contract has a
                           free withdrawal provision and waives the charges and
                           adjustments in the event of some unforeseen
                           emergencies.  For more information, please see
                           "ACCESS TO YOUR MONEY" beginning on page 78.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Income Payments            There are a number of income options available,
                           including an optional, guaranteed minimum income
                           benefit.  For more information, please see "INCOME
                           PAYMENTS (THE INCOME PHASE)" beginning on page 225.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Death Benefit              The Contract has a death benefit that becomes payable
                           if you die before the Income Date.  There are also a
                           number of optional death benefits available. For more
                           information, please see "DEATH BENEFIT" beginning on
                           page 233.
-------------------------- -----------------------------------------------------


                            FEES AND EXPENSES TABLES

The following  tables describe the fees and expenses that you will pay when
purchasing,   owning  and  surrendering  the  Contract.  The  first  table  (and footnotes)  describes  the fees and expenses  that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.

--------------------------------------------------------------------------------
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                                             Owner Transaction Expenses

      Front-end Sales Load                                                                                 None
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Withdrawal Charge (1) -
             Percentage of premium withdrawn, if applicable                                                8.5%
      ------ --------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Contract Enhancement Recapture Charge 2 -
             Percentage of the corresponding first year premiums withdrawn with a Contract Enhancement     4.5%
      ------ --------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      Maximum Premium Taxes 3 -
             Percentage of each premium                                                                    3.5%
      ------ --------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------


      Commutation Fee: Upon a total withdrawal after income payments have commenced under income option 4, or if after death during the period for which payments are guaranteed under income option 3 and Beneficiary elects a lump sum payment, the amount received will be reduced by (a) minus (b) where:

      o (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment;
        and

      o (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

      --------------------------------------------------------------
      --------------------------------------------------------------

      Transfer Charge (4) -
             Per transfer after 15 in a Contract Year       $25
      ------ -------------------------------------------------------
      --------------------------------------------------------------

      Expedited Delivery Charge (5)                         $22.50
      --------------------------------------------------------------
      --------------------------------------------------------------

----- --------------------------------------------------------------

(1)     There may be a withdrawal charge on these withdrawals of Contract Value:
        withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-
        qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity
        (IRA), or to meet the required minimum distributions of a Roth IRA annuity; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date.  The withdrawal charge is a schedule lasting seven Completed Years, and there are two optional withdrawal charge schedules (that are shorter) available:
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                          Completed Years Since Receipt Of Premium -
                          0         1         2         3         4         5         6         7+
         ---------------- --------- --------- --------- --------- --------- --------- --------- ---------
         ---------------- --------- --------- --------- --------- --------- --------- --------- ---------
         Base             8.5%      8%        7%        6%        5%        4%        2%        0
             Schedule
         ---------------- --------- --------- --------- --------- --------- --------- --------- ---------
         ---------------- --------- --------- --------- --------- --------- --------- --------- ---------
         Five-year        8%        7%        6%        4%        2%        0         0         0
             Schedule
         ---------------- --------- --------- --------- --------- --------- --------- --------- ---------
         Three-year       7.5%      6.5%      5%        0         0         0         0         0
             Schedule

(2) Contract Enhancements (C.E.) are subject to recapture charges in addition to asset-based charges for specified periods. There may be a recapture charge on these withdrawals of Contract Value with a Contract
        Enhancement: if the Contract is returned during the free look period; withdrawals in excess of the free withdrawal amounts; withdrawals that exceed the required minimum distributions of the Internal Revenue Code; a total withdrawal; and withdrawals on an Income Date that is within the recapture charge schedule. The recapture charge schedule is based on Completed Years and depends on your Contract Enhancement:

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                                      Completed Years Since Receipt Of Premium -
                                      0       1        2        3        4        5       6        7+
         ---------------------------- ------- -------- -------- -------- -------- ------- -------- ------
         ---------------------------- ------- -------- -------- -------- -------- ------- -------- ------
         2% C.E.                      2%      2%       1.25%    1.25%    0.5%     0       0        0
         ---------------------------- ------- -------- -------- -------- -------- ------- -------- ------
         ---------------------------- ------- -------- -------- -------- -------- ------- -------- ------
         3% C.E.                      3%      3%       2%       2%       2%       1%      1%       0
         ---------------------------- ------- -------- -------- -------- -------- ------- -------- ------
         ---------------------------- ------- -------- -------- -------- -------- ------- -------- ------
         4% C.E.                      4%      4%       2.5%     2.5%     2.5%     1.25%   1.25%    0
         ---------------------------- ------- -------- -------- -------- -------- ------- -------- ------
         5% C.E.                      4.5%    3.75%    3.25%    2.75%    2%       1.25%   1%       0

Please note that if you elected the 5% Contract Enhancement and return your Contract during the free look period, the entire amount of the Contract
Enhancement will be recaptured.

(3)    Premium taxes generally range from 0 to 3.5% and vary by state.

(4) We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.

(5) For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

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----------------------------------------------------------------------------------------------------------------------

                                                  Periodic Expenses

      Base Contract

      Annual Contract Maintenance Charge (6)                                                               $35

      Separate Account Annual Expenses
              Annual percentage of average daily account value of Investment Divisions                     1.25%

      Mortality And Expense Risk Charge (7)                                                     1.10%

      Administration Charge (8)                                                                 0.15%
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------
      Total Separate Account Annual Expenses for Base Contract                                             1.25%
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

----- ---------------------------------------------------------------------------------------------------- --------

----- -------------------------------------------------------------------------------------------------------------

      Optional Endorsements - The following optional endorsement charges are based on average account value:
      EarningsMax(R), the 5% Contract Enhancement, the 4% Contract Enhancement, the 3% Contract Enhancement, the 2%
      Contract Enhancement, the Five-Year Withdrawal Schedule, the Three-Year Withdrawal Schedule, the 20%
      Additional Free Withdrawal and all of the optional death benefits.  Please see footnotes 13-33 for those charges that are not based on average account value.

      A variety of Optional Endorsements to the Contract are available.  You may select one of each grouping below. (9)

      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------- ----------
      Earnings Protection Benefit Maximum Annual Charge ("EarningsMax") (10)                             0.45%
      -------------------------------------------------------------------------------------------------- ----------
      -------------------------------------------------------------------------------------------------------------

      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------- ----------
      5% Contract Enhancement Maximum Annual Charge (11)                                                 0.695%
      4% Contract Enhancement Maximum Annual Charge (11)                                                 0.56%
      3% Contract Enhancement Maximum Annual Charge (11)                                                 0.42%
      2% Contract Enhancement Maximum Annual Charge (12)                                                 0.395%
      -------------------------------------------------------------------------------------------------- ----------

      --------------------------------------------------- ---------------------------------------------------------
      -------------------------------------------------------------------------------------------------- ----------
      Guaranteed Minimum Income Benefit (GMIB) Maximum Annual Charge ("FutureGuardSM")(no longer         0.60%
         offered as of December 3, 2007) (13)
      GMIB Maximum Annual Charge ("FutureGuard 6SM") (14)                                                0.84%
      Guaranteed Minimum Accumulation Benefit ("GMAB") Maximum Annual Charge (15)                        1.02%
      7% Guaranteed Minimum Withdrawal Benefit (GMWB) Maximum Annual Charge (no longer offered as of     0.75%
         March 31, 2008)("SafeGuard 7 PlusSM") (16)
      Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge ("SafeGuard        0.81%
         MaxSM") (17)
      5% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuard 5SM," formerly "AutoGuard") (18)     1.47%
      6% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuard 6SM") (19)                           1.62%
      5% GMWB Without Step-Up Maximum Annual Charge ("MarketGuard 5SM") (20)                             0.51%
      5% for Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of April 30,      1.47%
         2007)("LifeGuard ProtectorSM") (21)
      5% for Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge (no longer offered as of      1.50%
         March 31, 2008)("LifeGuard AdvantageSM," formerly "LifeGuard Protector AdvantageSM") (22)
      5% for Life GMWB With Bonus and 5-Year Step-Up Maximum Annual Charge (no longer offered as of      1.47%
         April 30, 2007)("LifeGuard Protector PlusSM") (23)
      Joint 5% for Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of April    1.62%
         30, 2007)("LifeGuard Protector with Joint Option") (24)
      Joint 5% for Life GMWB With Bonus and 5-Year Step-Up Maximum Annual Charge (no longer offered as   1.71%
         of April 30, 2007)("LifeGuard Protector Plus with Joint Option") (25)
      For Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of March 31,         1.50%
         2008)("LifeGuard AscentSM") (26)
      Joint For Life GMWB With Annual Step-Up Maximum Annual Charge (no longer offered as of March 31,   1.71%
         2008)("LifeGuard Ascent With Joint Option") (27)
      For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge ("LifeGuard FreedomSM") (28)     1.50%
      Joint For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge ("LifeGuard Freedom With   1.86%
         Joint Option") (29)
      For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Maximum      1.20%
         Annual Charge ("LifeGuard SelectSM") (30)
      Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up        1.50%
         Maximum Annual Charge ("LifeGuard Select With Joint Option") (31)
      5% for Life GMWB Maximum Annual Charge (no longer offered as of May 1, 2006)("LifeGuard 5(R)") (32)  1.32%
      4% for Life GMWB Maximum Annual Charge (no longer offered as of May 1, 2006)("LifeGuard 4(R)") (33)  0.87%
      -------------------------------------------------------------------------------------------------- ----------
      -------------------------------------------------------------------------------------------------------------

      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------- ----------
      Five-year Withdrawal Schedule Maximum Annual Charge                                                0.30%
      Three-year Withdrawal Schedule Maximum Annual Charge (no longer offered as of May 1, 2006)         0.45%
      -------------------------------------------------------------------------------------------------- ----------
      -------------------------------------------------------------------------------------------------- ----------

      -------------------------------------------------------------------------------------------------- ----------
      -------------------------------------------------------------------------------------------------- ----------
      20% Additional Free Withdrawal Maximum Annual Charge                                               0.30%
      -------------------------------------------------------------------------------------------------- ----------
      -------------------------------------------------------------------------------------------------------------

      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------- ----------
      5% Roll-up Death Benefit Maximum Annual Charge (34)                                                0.70%
      4% Roll-up Death Benefit Maximum Annual Charge (no longer offered as of April 30, 2007) (35)       0.50%
      Highest Anniversary Value Death Benefit Maximum Annual Charge (36)                                 0.40%
      Combination 5% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge (37)      0.80%
      Combination 4% Roll-up and Highest Anniversary Value Death Benefit Maximum Annual Charge (no       0.60%
         longer offered as of April 30, 2007) (38)
      -------------------------------------------------------------------------------------------------- ----------

-------------------------------------------------------------------------------------------------------------------

(6) This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from allocations to the Investment Divisions, the Fixed Account and the GMWB Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

(7)     This charge is 1.00% on Contracts issued before May 3, 2004.

(8) This charge is waived on initial premiums of $1 million or more, but we may reverse the waiver and reinstate the Administrative Charge if your withdrawals during the first year of the Contract cause the Contract Value to drop below $1 million.

(9) Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled. The 5%, 4% and 3% Contract Enhancements and the Three-year Withdrawal Schedule are not available if you select the 20% Additional Free Withdrawal endorsement and vice versa. Also, you may not select both a Guaranteed Minimum Income Benefit and any Guaranteed Minimum Withdrawal Benefits. In addition, the Guaranteed Minimum Accumulation Benefit may not be selected in combination with any Contract Enhancement, any Guaranteed Minimum Income Benefit or any Guaranteed Minimum Withdrawal Benefits.

(10)    The current charge is 0.30%.

(11)    This charge lasts for the first seven Contract Years.

(12)    This charge lasts for the first five Contract Years.

(13) The charge for FutureGuard is expressed as an annual percentage of the GMIB Benefit Base. The GMIB Benefit Base for FutureGuard is the greater of (a) or (b), where:

        (a) Generally equals all premiums you have paid, subject to certain adjustments, compounded at an annual interest rate of 5% until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB; and

        (b) Generally equals the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday, subject to certain adjustments after that Contract Anniversary.

        For more information about how the endorsement works, including more details regarding the GMIB Benefit Base, please see "FutureGuard Guaranteed Minimum Income Benefit" beginning on page 227.

        For Contracts with this GMIB purchased on and after May 3, 2004 (subject to availability), you pay 0.15% of the GMIB Benefit Base each calendar quarter (0.60% annually).

        For Contracts with this GMIB purchased before May 3, 2004 (subject to availability), you pay 0.10% of the GMIB Benefit Base each calendar quarter (0.40% annually).

        For Contracts with this GMIB purchased in Washington State on and after January 17, 2006 (subject to availability), you pay 0.05% of the GMIB Benefit Base each Contract Month (0.60% annually).

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. For more information about the charge for this endorsement, please see "FutureGuard Guaranteed Minimum Income Benefit Charge" beginning on page 44.

(14) The charge for FutureGuard 6 is expressed as an annual percentage of the GMIB Benefit Base. The GMIB Benefit Base for FutureGuard 6 is the greater of (a) or (b), where:

        (a) Generally equals the Step-Up Value on the most recent Step-Up Date, subject to certain adjustments after the most recent Step-Up Date, compounded at an annual interest rate of 6% until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB; and

        (b) Generally equals the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday, subject to certain adjustments after that Contract Anniversary.

        At issue, the Step-Up Date is the Issue Date, and the Step-Up Value is generally equal to the initial Premium paid plus any Contract Enhancement credited. After issue, the Step-Up Date is the Contract Anniversary on which the Owner elects to step up to the Contract Value, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

        For more information about how the endorsement works, including more details regarding the GMIB Benefit Base, please see "FutureGuard 6 Guaranteed Minimum Income Benefit" beginning on page 230.

        The charge is 0.20% of the GMIB Benefit Base each calendar quarter (0.80% annually). For Contracts purchased in Washington State, you pay 0.07% of the GMIB Benefit Base each Contract Month (0.84% annually as used in the table). We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. For more information about the charge for this endorsement, please see "FutureGuard 6 Guaranteed Minimum Income Benefit Charge" beginning on page 44.

(15) The charge is quarterly, currently 0.125% of the Guaranteed Value (GV) in effect on the date the charge is deducted, which, annually, is 0.50% of the GV, subject to a maximum annual charge of 1.00%. But for Contracts purchased in Washington State, the charge is monthly, currently 0.0425% of the GV, which, annually, is 0.51% of the GV, subject to a maximum annual charge of 1.02% as used in the Table. The GV is the minimum Contract Value guaranteed at the end of the elected Guarantee Period. If you select the GMAB when you purchase your Contract, the GV is your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMAB is re-elected, the GV is generally your Contract Value at the time of re-election, adjusted for any subsequent withdrawals. The charge is deducted at the end of each calendar quarter/Contract Month, or upon termination of the endorsement, from your Contract Value. Quarterly charges are deducted from the Investment Divisions and the Fixed Account, including the GMAB Fixed Account, on a pro rata basis. In Washington State, the monthly charges are also pro rata but deducted over the applicable Investment Divisions only. The portion of the charge from the Investment Divisions is deducted by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GV. For more information about the charge for this endorsement, please see "Guaranteed Minimum Accumulation Benefit Charge" beginning on page 45. For more information about how the endorsement works, including more details regarding the GV, please see "Guaranteed Minimum Accumulation Benefit" beginning on page 71. Please check with your representative to learn about the current level of the charge, the current interest rate for the GMAB Fixed Account and the current required allocation of premium to the GMAB Fixed Account. You may also contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(16)    0.75% is the maximum annual charge of the Guaranteed Withdrawal Balance
        (GWB) when this endorsement is added to a Contract on and after January 17, 2006, which charge is payable quarterly (monthly for Contracts purchased in Washington State). The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        The charge is expressed as an annual percentage and depends on:

         *     When the endorsement is added to the Contract.
         * The endorsement's availability - on and after, or before January 17, 2006, or before October 4, 2004.
         * The basis for deduction - a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
         *     The frequency of deduction - quarterly, monthly, or daily.

        The below tables have the maximum and current charges.

        For Contracts to which this endorsement was added on and after January 17, 2006 (subject to availability), you pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

        For Contracts to which this endorsement was added before January 17, 2006, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

        For Contracts to which this endorsement was added before October 4, 2004, the charge is a percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions, which increases upon the first step-up.

                                                      7% GMWB
             Endorsement's            On and after                Before                 Before
             Availability           January 17, 2006         January 17, 2006        October 4, 2004
             ------------------ ------------------------- ----------------------- ----------------------
             ------------------ ------------------------- ----------------------- ----------------------
             Maximum Annual              0.75%                    0.70%                   0.70%
             Charge
             ------------------ ------------------------- ----------------------- ----------------------
             ------------------ ------------- ----------- ----------------------- ----------------------
             Current Annual        0.40%        0.42%             0.40%                   0.35%
             Charge                                                                0.55% upon step-up
             ------------------ ------------- ----------- ----------------------- ----------------------
             ------------------ ------------------------- ----------------------- ----------------------
             Charge Basis                 GWB              Investment Divisions   Investment Divisions
             ------------------ ------------------------- ----------------------- ----------------------
             ------------------ ------------- ----------- ----------------------- ----------------------
             Charge Frequency    Quarterly     Monthly            Daily                   Daily

        For more information about the charge for this endorsement, please see "7% Guaranteed Minimum Withdrawal Benefit Charge" beginning on page 45. For more information about how the endorsement works, including more details regarding the GWB, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 82.

(17) The charge is quarterly, currently 0.1125% of the GWB, which is 0.45% of the GWB on an annual basis, subject to a maximum annual charge of 0.80%. But for Contracts purchased in Washington State, the charge is monthly, currently 0.0375% of the GWB, which, annually, is 0.45% of the GWB, subject to a maximum annual charge of 0.81% as used in the Table. The charge is deducted at the end of each Contract Quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

        While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page *. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(18) The charge is quarterly, currently 0.1625% of the GWB, which is 0.65% of the GWB on an annual basis, subject to a maximum annual charge of 1.45%. But for Contracts purchased in Washington State, the charge is monthly, currently 0.055% of the GWB, which, annually, is 0.66% of the GWB, subject to a maximum annual charge of 1.47% as used in the Table. The charge is deducted at the end of each Contract Quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

        While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 87. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

        For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.

(19) The charge is quarterly, currently 0.2125% of the GWB, which is 0.85% of the GWB on an annual basis, subject to a maximum annual charge of 1.60%. But for Contracts purchased in Washington State, the charge is monthly, currently 0.0725% of the GWB, which, annually, is 0.87% of the GWB, subject to a maximum annual charge of 1.62% as used in the Table. The charge is deducted at the end of each Contract Quarter/Contract
        Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

        While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 98. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

        For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.

(20) The charge is quarterly, currently 0.05% of the GWB, which is 0.20% of the GWB on an annual basis, subject to a maximum annual charge of 0.50%. But for Contracts purchased in Washington State, the charge is monthly, currently 0.0175% of the GWB, which, annually, is 0.21% of the GWB, subject to a maximum annual charge of 0.51% as used in the Table. The charge is deducted at the end of each calendar quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

        While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 103. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(21) 1.47% is the maximum annual charge of the 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the 5% for Life GMWB With Annual Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

        You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                           5% for Life GMWB With Annual Step-Up
            ------------------- --------------------- ------------------------

            Annual Charge             Maximum                 Current
            ------------------- --------------------- ------------------------
            ------------------- --------- ----------- ----------- ------------
            Ages    45 - 49     0.85%/4    0.87%/12    0.40%/4     0.42%/12
                    50 - 54     0.85%/4    0.87%/12    0.40%/4     0.42%/12
                    55 - 59     1.20%/4    1.20%/12    0.65%/4     0.66%/12
                    60 - 64     1.30%/4    1.32%/12    0.75%/4     0.75%/12
                    65 - 69     1.45%/4    1.47%/12    0.90%/4     0.90%/12
                    70 - 74     0.85%/4    0.87%/12    0.50%/4     0.51%/12
                    75 - 80     0.60%/4    0.60%/12    0.35%/4     0.36%/12
            ------------------- --------- ----------- ----------- ------------
            ------------------- ----------------------------------------------
            Charge Basis                             GWB
            ------------------- ----------------------------------------------
            ------------------- --------- ----------- ----------- ------------
            Charge Frequency    Quarterly  Monthly    Quarterly     Monthly

        For more information about the charge for this endorsement, please see "5% for Life GMWB With Annual Step-Up Charge" beginning on page 50. For more information about how the endorsement works, please see "5% for Life GMWB With Annual Step-Up" beginning on page 107.

(22) 1.50% is the maximum annual charge of the 5% for Life GMWB With Bonus and Annual Step-Up for the following age groups: 55-59, 60-64, and 65-69, which charge is payable quarterly. The charge for the 5% for Life GMWB With Annual Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

        You pay the applicable percentage of the GWB each quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                      5% for Life GMWB With Bonus and Annual Step-Up
            ------------------- --------------------- ------------------------

            Annual Charge             Maximum                 Current
            ------------------- --------------------- ------------------------
            ------------------- --------- ----------- ----------- ------------
            Ages    45 - 49     1.00%/4    1.02%/12    0.55%/4     0.57%/12
                    50 - 54     1.15%/4    1.17%/12    0.70%/4     0.72%/12
                    55 - 59     1.50%/4    1.50%/12    0.95%/4     0.96%/12
                    60 - 64     1.50%/4    1.50%/12    0.95%/4     0.96%/12
                    65 - 69     1.50%/4    1.50%/12    0.95%/4     0.96%/12
                    70 - 74     0.90%/4    0.90%/12    0.55%/4     0.57%/12
                    75 - 80     0.65%/4    0.66%/12    0.40%/4     0.42%/12
            ------------------- --------- ----------- ----------- ------------
            ------------------- ----------------------------------------------
            Charge Basis                             GWB
            ------------------- ----------------------------------------------
            ------------------- --------- ----------- ----------- ------------
            Charge Frequency    Quarterly  Monthly    Quarterly     Monthly

        For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.

        For more information about the charge for this endorsement, please see "5% for Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 51. For more information about how the endorsement works, please see "5% for Life GMWB With Bonus and Annual Step-Up" beginning on page 114.

(23) 1.47% is the maximum annual charge of the 5% for Life GMWB With Bonus and Five-Year Step-Up for the following age groups: 55-59 and 60-64, which charge is payable monthly. The charge for the 5% for Life GMWB With Bonus and Five-Year Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

        You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                      5% for Life GMWB With Bonus and Five-Year Step-Up
            ------------------ --------------------- ---------------------------

            Annual Charge            Maximum                   Current
            ------------------ --------------------- ---------------------------
            ------------------ --------- ----------- ------------ --------------
            Ages    45 - 49    0.85%/4    0.87%/12     0.40%/4       0.42%/12
                    50 - 54    1.00%/4    1.02%/12     0.55%/4       0.57%/12
                    55 - 59    1.45%/4    1.47%/12     0.85%/4       0.87%/12
                    60 - 64    1.45%/4    1.47%/12     0.85%/4       0.87%/12
                    65 - 69    1.20%/4    1.20%/12     0.65%/4       0.66%/12
                    70 - 74    0.75%/4    0.75%/12     0.35%/4       0.36%/12
                    75 - 80    0.55%/4    0.57%/12     0.30%/4       0.30%/12
            ------------------ --------- ----------- ------------ --------------
            ------------------ -------------------------------------------------
            Charge Basis                              GWB
            ------------------ -------------------------------------------------
            ------------------ --------- ----------- ------------ --------------
            Charge Frequency   Quarterly  Monthly     Quarterly      Monthly

        For more information about the charge for this endorsement, please see "5% for Life GMWB With Bonus and Five-Year Step-Up Charge" beginning on page 52. For more information about how the endorsement works, please see "5% for Life GMWB With Bonus and Five-Year Step-Up" beginning on page 122.

(24) 1.62% is the maximum annual charge of the Joint 5% for Life GMWB With Annual Step-Up for a 65-69 year old, which charge is payable monthly. The charge for the Joint 5% for Life GMWB With Annual Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

        You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                         Joint 5% for Life GMWB With Annual Step-Up
            ------------------ --------------------- ---------------------------

            Annual Charge            Maximum                   Current
            ------------------ --------------------- ---------------------------
            ------------------ --------- ----------- ------------ --------------
            Ages    45 - 49    1.00%/4    1.02%/12     0.55%/4       0.57%/12
                    50 - 54    1.00%/4    1.02%/12     0.55%/4       0.57%/12
                    55 - 59    1.35%/4    1.35%/12     0.80%/4       0.81%/12
                    60 - 64    1.45%/4    1.47%/12     0.90%/4       0.90%/12
                    65 - 69    1.60%/4    1.62%/12     1.05%/4       1.05%/12
                    70 - 74    1.00%/4    1.02%/12     0.65%/4       0.66%/12
                    75 - 80    0.75%/4    0.75%/12     0.50%/4       0.51%/12
            ------------------ --------- ----------- ------------ --------------
            ------------------ -------------------------------------------------
            Charge Basis                              GWB
            ------------------ -------------------------------------------------
            ------------------ --------- ----------- ------------ --------------
            Charge Frequency   Quarterly  Monthly     Quarterly      Monthly

        For more information about the charge for this endorsement, please see "Joint 5% for Life GMWB With Annual Step-Up Charge" beginning on page
        53. For more information about how the endorsement works, please see "Joint 5% for Life GMWB With Annual Step-Up" beginning on page 130.

(25) 1.71% is the maximum annual charge of the Joint 5% for Life GMWB With Bonus and Five-Year Step-Up for the following age groups: 55-59 and 60-64, which charge is payable monthly. The charge for the Joint 5% for Life GMWB With Bonus and Five-Year Step-Up varies by age group. The below tables have the maximum and current charges for all age groups.

        You pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                   Joint 5% for Life GMWB With Bonus and Five-Year Step-Up
            ------------------ --------------------- ---------------------------

            Annual Charge            Maximum                   Current
            ------------------ --------------------- ---------------------------
            ------------------ --------- ----------- ------------ --------------
            Ages    45 - 49    1.10%/4    1.11%/12     0.65%/4       0.66%/12
                    50 - 54    1.25%/4    1.26%/12     0.80%/4       0.81%/12
                    55 - 59    1.70%/4    1.71%/12     1.10%/4       1.11%/12
                    60 - 64    1.70%/4    1.71%/12     1.10%/4       1.11%/12
                    65 - 69    1.45%/4    1.47%/12     0.90%/4       0.90%/12
                    70 - 74    1.00%/4    1.02%/12     0.60%/4       0.60%/12
                    75 - 80    0.80%/4    0.81%/12     0.55%/4       0.57%/12
            ------------------ --------- ----------- ------------ --------------
            ------------------ -------------------------------------------------
            Charge Basis                              GWB
            ------------------ -------------------------------------------------
            ------------------ --------- ----------- ------------ --------------
            Charge Frequency   Quarterly  Monthly     Quarterly      Monthly

        For more information about the charge for this endorsement, please see "Joint 5% for Life GMWB With Bonus and Five-Year Step-Up Charge" beginning on page 54. For more information about how the endorsement works, please see "Joint 5% for Life GMWB With Bonus and Five-Year Step-Up" beginning on page 137.

(26) 1.50% is the maximum annual charge of the For Life GMWB With Annual Step-Up, which charge is payable quarterly. The below tables have the maximum and current charges. You pay the applicable percentage of the GWB each quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                          For Life GMWB With Annual Step-Up
           ------------------- --------------------- ------------------------

           Annual Charge             Maximum                 Current
           ------------------- --------------------- ------------------------
           ------------------- --------- ----------- ------------ -----------
           Ages    45 - 85     1.50%/4    1.50%/12     0.95%/4     0.96%/12
           ------------------- ----------------------------------------------
           Charge Basis                             GWB
           ------------------- ----------------------------------------------
           ------------------- --------- ----------- ------------ -----------
           Charge Frequency    Quarterly  Monthly     Quarterly    Monthly

        For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.

        For more information about the charge for this endorsement, please see "For Life GMWB With Annual Step-Up Charge" beginning on page 55. For more information about how the endorsement works, please see "For Life GMWB With Annual Step-Up" beginning on page 146.

(27) 1.71% is the maximum annual charge of the Joint For Life GMWB With Annual Step-Up, which charge is payable monthly. The below tables have the maximum and current charges. You pay the applicable percentage of the GWB each quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                          Joint For Life GMWB With Annual Step-Up
           ------------------ ---------------------- ---------------------------

           Annual Charge             Maximum                  Current
           ------------------ ---------------------- ---------------------------
           ------------------ ---------- ----------- ----------- ---------------
           Ages    45 - 85     1.70%/4    1.71%/12    1.15%/4       1.17%/12
           ------------------ --------------------------------------------------
           Charge Basis                              GWB
           ------------------ --------------------------------------------------
           ------------------ ---------- ----------- ----------- ---------------
           Charge Frequency   Quarterly   Monthly    Quarterly      Monthly

        For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.

        For more information about the charge for this endorsement, please see "Joint For Life GMWB With Annual Step-Up Charge" beginning on page 53. For more information about how the endorsement works, please see "Joint For Life GMWB With Annual Step-Up" beginning on page 155.

(28) 1.50% is the maximum annual charge of the For Life GMWB With Bonus and Annual Step-Up, which charge is payable quarterly. The below tables have the maximum and current charges. You pay the applicable percentage of the GWB each Contract Quarter. But for Contracts purchased in Washington State, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.


                          For Life GMWB With Bonus and Annual Step-Up
           ------------------ ---------------------- ---------------------------

           Annual Charge             Maximum                  Current
           ------------------ ---------------------- ---------------------------
           ------------------ ---------- ----------- ----------- ---------------
           Ages    45 - 80     1.50%/4    1.50%/12    0.95%/4       0.96%/12
           ------------------ --------------------------------------------------
           Charge Basis                              GWB
           ------------------ --------------------------------------------------
           ------------------ ---------- ----------- ----------- ---------------
           Charge Frequency   Quarterly   Monthly    Quarterly      Monthly



        For more information about the charge for this endorsement, please see "For Life GMWB With Bonus and Annual Step-Up Charge" beginning on page *. For more information about how the endorsement works, please see "For Life GMWB With Bonus and Annual Step-Up " beginning on page *.

(29) 1.86% is the maximum annual charge of the Joint For Life GMWB With Bonus and Annual Step-Up, which charge is payable monthly. The below tables have the maximum and current charges. You pay the applicable percentage of the GWB each Contract Quarter. But for Contracts purchased in Washington State, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.


                          Joint For Life GMWB With Bonus and Annual Step-Up
           ------------------ ---------------------- ---------------------------

           Annual Charge             Maximum                  Current
           ------------------ ---------------------- ---------------------------
           ------------------ ---------- ----------- ----------- ---------------
           Ages    45 - 80     1.85%/4    1.86%/12    1.25%/4       1.26%/12
           ------------------ --------------------------------------------------
           Charge Basis                              GWB
           ------------------ --------------------------------------------------
           ------------------ ---------- ----------- ----------- ---------------
           Charge Frequency   Quarterly   Monthly    Quarterly      Monthly


        For more information about the charge for this endorsement, please see "Joint Life GMWB With Bonus and Annual Step-Up Charge" beginning on page *. For more information about how the endorsement works, please see "Joint For Life GMWB With Bonus and Annual Step-Up " beginning on page *.


(30) 1.20% is the maximum annual charge of the For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up, which charge is payable quarterly. The below tables have the maximum and current charges. You pay the applicable percentage of the GWB each Contract Quarter. But for Contracts purchased in Washington State, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

           For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment
                                   and Annual Step-Up
           ------------------ --------------------- ---------------------------

           Annual Charge            Maximum                  Current
           ------------------ --------------------- ---------------------------
           ------------------ --------- ----------- ------------ --------------
           Ages    55 - 80    1.20%/4    1.20%/12     0.65%/4      0.66%/12
           ------------------ -------------------------------------------------
           Charge Basis                             GWB
           ------------------ -------------------------------------------------
           ------------------ --------- ----------- ------------ --------------
           Charge Frequency   Quarterly  Monthly     Quarterly      Monthly

        For more information about the charge for this endorsement, please see "For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge" beginning on page 57. For more information about how the endorsement works, please see "For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up " beginning on page 164. Please check with your representative to learn about the current interest rate for the GMWB Fixed Account. You may also contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.


(31) 1.50% is the maximum annual charge of the Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up, which charge is payable quarterly. The below tables have the maximum and current charges. You pay the applicable percentage of the GWB each Contract Quarter. But for Contracts purchased in Washington State, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

               Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance
                               Adjustment and Annual Step-Up
            ------------------ --------------------- ---------------------------

            Annual Charge            Maximum                  Current
            ------------------ --------------------- ---------------------------
            ------------------ --------- ----------- ------------ --------------
            Ages    55 - 80    1.50%/4    1.50%/12     0.80%/4      0.81%/12
            ------------------ -------------------------------------------------
            Charge Basis                             GWB
            ------------------ -------------------------------------------------
            ------------------ --------- ----------- ------------ --------------
            Charge Frequency   Quarterly  Monthly     Quarterly      Monthly

        For more information about the charge for this endorsement, please see "Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge" beginning on page *. For more information about how the endorsement works, please see "Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up " beginning on page *.

(32)    1.32% is the maximum annual charge of the Guaranteed Withdrawal Balance
        (GWB) for a 60-64 year old Owner of a Contract to which this endorsement is added on and after January 17, 2006 through April 30, 2006, which charge is payable monthly. The charge for the 5% for Life GMWB varies by age group. The below tables have the maximum and current charges for all age groups.

        Charges are expressed as an annual percentage and depend on:

           *     The Owner's age when the endorsement is added to the Contract.
           * The endorsement's availability - effective May 1, 2006, this endorsement is no longer available to add to a Contract.
           * The basis for deduction - a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
           *     The frequency of deduction - quarterly, monthly, or daily.

        For Contracts to which this endorsement was added before May 1, 2006 (subject to availability), you pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

        For Contracts to which this endorsement was added before January 17, 2006, the charge is the applicable percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

                                                   5% For Life GMWB
            Endorsement's                      Before May 1, 2006                           Before
            Availability                                                              January 17, 2006*
            ------------------ ------------------------ --------------------------- ----------- -----------
            Annual Charge              Maximum                   Current             Maximum     Current
            ------------------ ------------------------ --------------------------- ----------- -----------
            ------------------ ------------ ----------- ------------ -------------- ----------- -----------
            Ages    60 - 64      1.30%/4     1.32%/12     0.90%/4      0.90%/12       1.30%       0.90%
                    65 - 69      0.85%/4     0.87%/12     0.60%/4      0.60%/12       0.85%       0.60%
                    70 - 74      0.60%/4     0.60%/12     0.50%/4      0.51%/12       0.60%       0.50%
                    75 - 80      0.50%/4     0.51%/12     0.40%/4      0.42%/12       0.50%       0.40%
            ------------------ ------------ ----------- ------------ -------------- ----------- -----------
            ------------------ ---------------------------------------------------- -----------------------
            Charge Basis                               GWB                           Investment Divisions
            ------------------ ---------------------------------------------------- -----------------------
            ------------------ ------------ ----------- ------------ -------------- -----------------------
            Charge Frequency    Quarterly    Monthly     Quarterly      Monthly             Daily

        * The bonus is available only for Contracts to which this GMWB was added from January 17, 2006 through April 30, 2006.

        With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.) For more information about the charge for this endorsement, please see "5% For Life Guaranteed Minimum Withdrawal Benefit Charge" beginning on page 59. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 164.

(33)    0.87% is the maximum annual charge of the Guaranteed Withdrawal Balance
        (GWB) for a 50-54 year old Owner of a Contract to which this endorsement is added on and after January 17, 2006 through April 30, 2006, which charge is payable monthly. The charge for the 4% for Life GMWB varies by age group. The below tables have the maximum and current charges for all age groups. Charges are expressed as an annual percentage and depend on:

           *     The Owner's age when the endorsement is added to the Contract.
           * The endorsement's availability - effective May 1, 2006, this endorsement is no longer available to add to a Contract.
           * The basis for deduction - a percentage of the GWB or your allocations to Investment Divisions (average daily net asset value).
           *     The frequency of deduction - quarterly, monthly, or daily.

        For Contracts to which this endorsement was added before May 1, 2006 (subject to availability), you pay the applicable percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

        We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

        For Contracts to which this endorsement was added before January 17, 2006, the charge is the applicable percentage, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

                                                   4% For Life GMWB
            Endorsement's                      Before May 1, 2006                           Before
            Availability                                                              January 17, 2006*
            ------------------ ------------------------ --------------------------- ----------- -----------
            Annual Charge              Maximum                   Current             Maximum     Current
            ------------------ ------------------------ --------------------------- ----------- -----------
            ------------------ ------------ ----------- ------------ -------------- ----------- -----------
            Ages    50 - 54      0.85%/4     0.87%/12     0.65%/4      0.66%/12       0.85%       0.65%
                    55 - 59      0.65%/4     0.66%/12     0.50%/4      0.51%/12       0.65%       0.50%
                    60 - 64      0.50%/4     0.51%/12     0.35%/4      0.36%/12       0.50%       0.35%
                    65 - 69      0.35%/4     0.36%/12     0.25%/4      0.27%/12       0.35%       0.25%
                    70 - 74      0.30%/4     0.30%/12     0.20%/4      0.21%/12       0.30%       0.20%
                    75 - 80      0.20%/4     0.21%/12     0.15%/4      0.15%/12       0.20%       0.15%
            ------------------ ------------ ----------- ------------ -------------- ----------- -----------
            ------------------ ---------------------------------------------------- -----------------------
            Charge Basis                               GWB                           Investment Divisions
            ------------------ ---------------------------------------------------- -----------------------
            ------------------ ------------ ----------- ------------ -------------- -----------------------
            Charge Frequency    Quarterly    Monthly     Quarterly      Monthly             Daily

        * The bonus is available only for Contracts to which this GMWB was added from January 17, 2006 through April 30, 2006.

        With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.) For more information about the charge for this endorsement, please see "4% For Life Guaranteed Minimum Withdrawal Benefit Charge" beginning on page 62. For more information about how the endorsement works, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 218.

(34) The current charge is 0.45%. Depending on the Issue Date of your Contract, we may have referred to this optional endorsement as the "5% Compounded Death Benefit Endorsement," and the charge may be less.

(35)    The current charge is 0.30%.

(36) The current charge is 0.25%. Depending on the Issue Date of your Contract, we may have referred to this optional endorsement as the "Maximum Anniversary Value Death Benefit Endorsement," and the charge may be less.

(37) The current charge is 0.55%. Depending on the Issue Date of your Contract, we may have referred to this optional endorsement as the "Combination Death Benefit Endorsement," and the charge may be less.

(38)    The current charge is 0.40%.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

                      Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses) ]


                 ---------------------------------------------

                                 Minimum: 0.58%

                                 Maximum: 2.27%

                 ---------------------------------------------

More detail concerning each Fund's fees and expenses is below. But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about Jackson National Asset Management, LLC(R), the Funds' Adviser and Administrator, as well as the sub-advisers.


                   Fund Operating Expenses
  (As an annual percentage of the Fund's average daily net
                           assets)
                                                                --------------- ------------- -------------- -------------- --------
                                                                                                              Acquired
                                                               Management                                    Fund Fees       Annual
                                                                   and         Service       Other           and Expenses  Operating
                          Fund Name                            Admin Fee A     (12b-1) Fee   Expenses B          C          Expenses
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM International Growth                                     0.82%           0.20%         0.01%          0.01%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM Large Cap Growth F                                       0.77%           0.20%         0.01%          0.00%          0.98%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM Real Estate                                              0.81%           0.20%         0.01%          0.01%          1.03%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/AIM Small Cap Growth                                         0.95%           0.20%         0.00%          0.01%          1.16%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian Global Balanced F                           0.80%           0.20%         0.01%          0.00%          1.01%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian Global Diversified Research                 0.90%           0.20%         0.00%          0.01%          1.11%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian International Small Cap                     1.10%           0.20%         0.00%          0.04%          1.34%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Capital Guardian U.S. Growth Equity                          0.80%           0.20%         0.00%          0.00%          1.00%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Credit Suisse Global Natural Resources                       0.85%           0.20%         0.00%          0.01%          1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Credit Suisse Long/Short                                     1.00%           0.20%         1.06% D        0.01%          2.27%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Eagle Core Equity                                            0.73%           0.20%         0.01%          0.01%          0.95%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Eagle SmallCap Equity                                        0.83%           0.20%         0.00%          0.01%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Founding Strategy                         0.05%           0.00%         0.00%          1.06% E        1.11%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Global Growth                             0.90%           0.20%         0.00%          0.00%          1.10%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Income                                    0.82%           0.20%         0.00%          0.00%          1.02%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Mutual Shares                             0.85%           0.20%         0.02% D        0.00%          1.07%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Franklin Templeton Small Cap Value                           0.95%           0.20%         0.01%          0.01%          1.17%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Goldman Sachs Core Plus Bond                                 0.70%           0.20%         0.01%          0.01%          0.92%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Goldman Sachs Mid Cap Value                                  0.82%           0.20%         0.01%          0.01%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Goldman Sachs Short Duration Bond                            0.54%           0.20%         0.01%          0.00%          0.75%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/JPMorgan International Value                                 0.80%           0.20%         0.01%          0.00%          1.01%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/JPMorgan MidCap Growth                                       0.80%           0.20%         0.01%          0.01%          1.02%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/JPMorgan U.S. Government & Quality Bond                      0.58%           0.20%         0.00%          0.01%          0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Lazard Emerging Markets                                      1.09%           0.20%         0.00%          0.02%          1.31%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Lazard Mid Cap Equity F                                      0.81%           0.20%         0.01%          0.01%          1.03%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Lazard Small Cap Equity                                      0.85%           0.20%         0.01%          0.01%          1.07%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P 500 Index                      0.38%           0.20%         0.01%          0.01%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P 400 MidCap Index               0.39%           0.20%         0.01%          0.00%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Small Cap Index                    0.39%           0.20%         0.01%          0.00%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management International Index                0.44%           0.20%         0.01%          0.00%          0.65%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Bond Index                         0.40%           0.20%         0.00%          0.00%          0.60%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Enhanced S&P 500 Stock Index       0.58%           0.20%         0.01%          0.01%          0.80%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Index 5                            0.05%           0.00%         0.01%          0.61% E        0.67%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management 10 x 10                            0.05%           0.00%         0.01%          0.63% E        0.69%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Oppenheimer Global Growth                                    0.84%           0.20%         0.01%          0.00%          1.05%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PAM Asia ex-Japan                                            1.10%           0.20%         0.00%          0.08%          1.38%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PAM China-India                                              1.20%           0.20%         0.00%          0.08%          1.48%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PIMCO Real Return                                            0.60%           0.20%         0.00%          0.00%          0.80%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PIMCO Total Return Bond                                      0.60%           0.20%         0.00%          0.01%          0.81%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Core Equity F                                    0.75%           0.20%         0.01%          0.00%          0.96%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America High Yield Bond F                                0.57%           0.20%         0.00%          0.01%          0.78%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Mid Cap Value                                    0.85%           0.20%         0.01%          0.00%          1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Small Cap Value                                  0.85%           0.20%         0.01%          0.00%          1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/PPM America Value Equity                                     0.65%           0.20%         0.01%          0.00%          0.86%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Select Balanced                                              0.58%           0.20%         0.00%          0.01%          0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Select Money Market                                          0.38%           0.20%         0.00%          0.00%          0.58%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Select Value                                                 0.63%           0.20%         0.00%          0.00%          0.83%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/T. Rowe Price Established Growth                             0.68%           0.20%         0.00%          0.01%          0.89%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/T. Rowe Price Mid-Cap Growth                                 0.81%           0.20%         0.01%          0.02%          1.04%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/T. Rowe Price Value                                          0.75%           0.20%         0.00%          0.01%          0.96%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Conservative                                     0.18%           0.00%         0.00%          0.88% E        1.06%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Moderate                                         0.18%           0.00%         0.01%          0.91% E        1.10%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Moderate Growth                                  0.15%           0.00%         0.01%          0.96% E        1.12%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Growth                                           0.15%           0.00%         0.00%          0.98% E        1.13%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Managed Aggressive Growth                                0.17%           0.00%         0.00%          1.02% E        1.19%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement Income                                        0.18%           0.00%         0.00%          0.90% E        1.08%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement 2015                                          0.18%           0.00%         0.00%          1.01% E        1.19%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement 2020                                          0.18%           0.00%         0.00%          1.02% E        1.20%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Retirement 2025                                          0.18%           0.00%         0.00%          1.04% E        1.22%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Disciplined Moderate                                     0.18%           0.00%         0.00%          0.69% E        0.87%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Disciplined Moderate Growth                              0.18%           0.00%         0.00%          0.71% E        0.89%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Disciplined Growth                                       0.18%           0.00%         0.01%          0.67% E        0.86%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Competitive Advantage                                    0.50%           0.20%         0.00%          0.04%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Dividend Income & Growth                                 0.50%           0.20%         0.00%          0.05%          0.75%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Intrinsic Value                                          0.50%           0.20%         0.00%          0.04%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P Total Yield                                              0.50%           0.20%         0.00%          0.04%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/S&P 4                                                        0.05%           0.00%         0.00%          0.74% E        0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management DowSM 10                           0.44%           0.20%         0.02%          0.00%          0.66%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P(R) 10                          0.44%           0.20%         0.01%          0.00%          0.65%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Global 15                          0.48%           0.20%         0.01%          0.00%          0.69%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Nasdaq(R) 25                       0.50%           0.20%         0.04%          0.00%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Value Line(R) 30                   0.43%           0.20%         0.16%          0.00%          0.79%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management DowSM Dividend                     0.45%           0.20%         0.02%          0.00%          0.67%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P(R) 24                          0.52%           0.20%         0.01%          0.00%          0.73%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management 25                                 0.44%           0.20%         0.00%          0.00%          0.64%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Select Small-Cap                   0.44%           0.20%         0.01%          0.00%          0.65%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management JNL 5                              0.42%           0.20%         0.02%          0.00%          0.64%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management VIP                                0.44%           0.20%         0.05%          0.00%          0.69%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management JNL Optimized 5                    0.46%           0.20%         0.05%          0.00%          0.71%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management S&P(R) SMid 60                     0.52%           0.20%         0.01%          0.01%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management NYSE(R) International 25           0.57%           0.20%         0.04%          0.01%          0.82%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Communications Sector              0.49%           0.20%         0.03%          0.00%          0.72%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Consumer Brands Sector             0.52%           0.20%         0.03%          0.00%          0.75%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Financial Sector                   0.51%           0.20%         0.03%          0.00%          0.74%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Healthcare Sector                  0.49%           0.20%         0.03%          0.00%          0.72%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Oil & Gas Sector                   0.44%           0.20%         0.03%          0.00%          0.67%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------
JNL/Mellon Capital Management Technology Sector                  0.50%           0.20%         0.03%          0.00%          0.73%
-------------------------------------------------------------- --------------- ------------- -------------- -------------- ---------

A Certain Funds pay Jackson National Asset Management, LLC, the Administrator, an administrative fee for certain services provided to the Fund by the Administrator.

        The JNL/AIM International Growth Fund, the JNL/Capital Guardian International Small Cap Fund, the JNL/Capital Guardian Global Diversified Research Fund, the JNL/Capital Guardian Global Balanced Fund, the JNL/Credit Suisse Global Natural Resources Fund, the JNL/Credit Suisse Long/Short Fund, the JNL/Franklin Templeton Global Growth Fund, the JNL/JPMorgan International Value Fund, the JNL/Lazard Emerging Markets Fund, the JNL/Oppenheimer Global Growth Fund, and all of the JNL/Mellon Capital Management Funds except the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management Small Cap Index Fund, the JNL/Mellon Capital Management Bond Index Fund, the JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, and the JNL/Mellon Capital Management NYSE(R) International 25 Fund pay an administrative fee of 0.15%.

        The JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management NYSE(R) International 25 Fund, and the JNL/PAM Asia ex-Japan Fund pay an administrative fee of 0.20%.

        The JNL/PAM China-India Fund pays an administrative fee of 0.30%.

        The JNL/Franklin Templeton Founding Strategy Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, and all of the JNL/S&P Funds except the JNL/S&P Competitive Advantage Fund, the JNL/S&P Dividend Income & Growth Fund, the JNL/S&P Intrinsic Value Fund, and the JNL/S&P Total Yield Fund pay an administrative fee of 0.05%.

        All other Funds pay an administrative fee of 0.10%.

        The Management and Administrative Fee and the Annual Operating Expenses columns in this table reflect the inclusion of the applicable administrative fee.

B Other expenses include registration fees, licensing costs, a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees/Managers and of independent legal counsel to the disinterested Trustees/Managers.

C Acquired Fund Fees and Expenses. The expenses shown represent the Funds' pro rata share of fees and expenses of investing in mutual funds, including money market funds used for purposes of investing available cash balances.

D Amount includes the costs associated with the Fund's short sales on equity securities. When a cash dividend is declared on a security for which the Fund holds a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. In addition, the Fund incurs fees in connection with the borrowing of securities related to short sale transactions. For December 31, 2007, total cost of short sales transactions to the JNL/Credit Suisse Long/Short Fund, and JNL/Franklin Templeton Mutual Shares Fund was 1.06% and 0.01%, respectively.

E Amounts are based on the allocations to underlying funds during the period ended December 31,2007. Current allocations may be different, and therefore, actual amounts for subsequent periods may be higher or lower than those shown above.

F The management/administrative fee has been restated to reflect a contract amendment; the fee was adjusted to the level shown in the table above.


                                     EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

The following  example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the 5% Contract Enhancement, the most expensive Optional Death Benefit Endorsement, the Five-year Withdrawal Schedule and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year              3 years           5 years           10 years
$2,042              $3,239            $4,157            $6,886

If you annuitize at the end of the applicable time period:

1 year *            3 years          5 years            10 years
$2,042              $3,239           $4,157             $6,886

* Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

If you do not surrender your Contract:

1 year             3 years            5 years           10 years
$792               $2,314             $3,757            $6,886

The example does not represent past or future expenses. Your actual costs may be higher or lower.

Condensed Financial Information. The information about the values of all Accumulation Units constitute the condensed financial information, which can be found in the Statement of Additional Information. The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying fund and Separate Account charges for the base Contract and the various combinations of optional endorsements. The financial statements of the Separate Account and Jackson can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. The financial statements of Jackson that are included should be considered only as bearing upon the company's ability to meet its contractual obligations under the Contracts. Jackson's financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.

                              THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 90 (age 85 for Contracts purchased in Oklahoma). Optional benefits may have different requirements, as noted.

Your Contract Value may be allocated to

        * our Fixed Account, as may be made available by us, or as may be otherwise limited by us,

        * our GMWB Fixed Account (only if the optional LifeGuard Select GMWB or LifeGuard Select with Joint Option GMWB are elected), as may be made available by us, or as may be otherwise limited by us, or to

        * Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

        *    the accumulation phase, when you make premium payments to us, and

        *    the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Your ability to change ownership is limited on Contracts with one of the For Life GMWBs. Please contact our Annuity Service Center for help and more information.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. If the 5% Contract Enhancement is elected, no premium will be accepted after the first Contract Year. Similarly, if the Guaranteed Minimum Accumulation Benefit is elected, no premium will be accepted more than 90 days after the Issue Date of the Contract while the benefit is in effect. As a result, if you desire additional annuity coverage you will have to purchase a new and separate Contract. Purchasing an additional Contract could result in the duplication of certain fees and charges. Contracts issued in your state may provide different features and benefits than those described in this prospectus. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any endorsements are the formal contractual agreement between you and the Company. In those states where Contracts are issued as group contracts, references throughout the prospectus to "Contract(s)" shall also mean "certificate(s)."

                                     JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically. When this program is available, we will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.

                    THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

Contract Value allocated to the Fixed Account and/or the GMWB Fixed Account will be placed with other assets in our General Account. The Fixed Account and the GMWB Fixed Account are not registered with the SEC, and the SEC does not review the information we provide to you about them. Disclosures regarding the Fixed Account and the GMWB Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Both the availability of, and transfers into and out of, the Fixed Account (which consists of Fixed Account Options and the GMAB Fixed Account) and the GMWB Fixed Account may be subject to contractual and administrative requirements. For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

THE FIXED ACCOUNT

Fixed Account Options. Each Fixed Account Option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in the Fixed Account Options is not withdrawn, transferred, or annuitized until the end of the specified period. The base interest rate is subject to your Contract's Fixed Account minimum interest rate, which will be 2% a year, credited daily, during the first ten Contract Years and 3% a year, credited daily, afterwards. Depending on the Issue Date of your Contract, however, the Fixed Account minimum interest rate may be 3% a year, credited daily, in all Contract Years. Subject to these minimum requirements, we may declare different base interest rates at different times.

An Excess Interest Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period. The Excess Interest Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period. The Excess Interest Adjustment is based on the relationship of the current new business interest rate to the guaranteed base interest rate being credited to the Fixed Account Option. The current new business interest rate used for this comparison is the base interest rate available on a new Fixed Account Option of the same duration, increased by 0.50%. Generally, the Excess Interest Adjustment will increase the Fixed Account Option Value when current new business rates are lower than the rate being credited and will decrease the Fixed Account Option Value when current new business rates are higher than the rate being credited.

There will be no Excess Interest Adjustment when the current new business interest rate (after adjustment for the 0.50% bias) is greater than the guaranteed base interest rate by less than 0.50%. This restriction avoids decreases in the Fixed Account Option Value in situations where the general level of interest rates has declined but the bias results in a current new business interest rate that is higher than the guaranteed base interest rate.

Also, there is no Excess Interest Adjustment on: the one-year Fixed Account Option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will a total withdrawal from the Fixed Account Options be less than the Fixed Account minimum value.

Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be an Excess Interest Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Otherwise, the next closest specified period, or the one-year Fixed Account Option (if there is one year or less until the Income Date), will apply.

You may allocate premiums to the one-year Fixed Account Option, but we may require that the amount in the one-year Fixed Account Option (including any Contract Enhancement) be automatically transferred on a monthly basis in equal installments to your choice of Investment Division within 12 months of the date we received the premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred. The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate. Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will shorten the length of time it takes to deplete the account balance. These automatic transfers will not count against the 15 free transfers in a Contract year.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account Option as funds are automatically transferred into your choice of Investment Divisions. However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate, as it will be applied to a declining balance in the one-year Fixed Account Option.

The three-, five-, and seven-year Fixed Account Options are not available on Contracts with the 3% or 4% Contract Enhancement purchased between June 4, 2003 and August 17, 2003, and on Contracts with the 2% Contract Enhancement purchased between July 14, 2003 and August 17, 2003.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options. From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option. DCA+ Fixed Account Option is only available for new premiums.

The Guaranteed Minimum Accumulation Benefit (GMAB) Fixed Account. The GMAB Fixed Account is available only in conjunction with the purchase of the GMAB. If you elect to purchase the GMAB, a certain percentage of Contract Value is required to be allocated to the GMAB Fixed Account for a specific Guarantee Period in order to guarantee a minimum Contract Value at the end of the Guarantee Period. The Contract Value in the GMAB Fixed Account is credited with a specific interest rate that is guaranteed and will remain in effect for the entire Guarantee Period. The interest rate is credited daily to the Contract Value in the GMAB Fixed Account so long as the Contract Value is not withdrawn, transferred, or annuitized until the end of the Guarantee Period. The interest rate may vary by state but will never be less than 3%. An Excess Interest Adjustment may apply to amounts withdrawn, transferred or annuitized from the GMAB Fixed Account prior to the end of the Guarantee Period. For more detailed information regarding the GMAB, including the GMAB Fixed Account, please see "Guaranteed Minimum Accumulation Benefit" beginning on page 71.

THE GMWB FIXED ACCOUNT

The Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account. The GMWB Fixed Account is available only in conjunction with the purchase of the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB. If you elect to purchase one of these two GMWBs, automatic transfers of your Contract Value may be required to and from the GMWB Fixed Account according to non-discretionary formulas. You may not allocate additional monies to the GMWB Fixed Account.

The Contract Value in the GMWB Fixed Account is credited with a specific interest rate. The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year. GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared. The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state. Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account. There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account. Transfers to and from the GMWB Fixed Account are automatic according to non-discretionary formulas; you may not choose to transfer amounts to and from the GMWB Fixed Account. These automatic transfers will not count against the 15 free transfers in a Contract Year. You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

For more detailed  information  regarding  LifeGuard Select,  including the
GMWB Fixed Account, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 164. For more detailed information regarding LifeGuard Select with Joint Option, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page *.

                              THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

                              INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account at any one time. Each Investment Division purchases the shares of one underlying fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account Options, the GMAB Fixed Account and the GMWB Fixed Account. However, this is not guaranteed. It is possible for you to lose your Contract Value allocated to any of the Investment Divisions. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Investment Divisions are each known as a Fund of Funds. Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds. You should read the prospectus for the JNL Series Trust for more information.

         JNL/Franklin Templeton Founding Strategy
         JNL/Mellon Capital Management Index 5
         JNL/Mellon Capital Management 10 x 10
         JNL/S&P Managed Conservative
         JNL/S&P Managed Moderate
         JNL/S&P Managed Moderate Growth
         JNL/S&P Managed Growth
         JNL/S&P Managed Aggressive Growth
         JNL/S&P Retirement Income
         JNL/S&P Retirement 2015
         JNL/S&P Retirement 2020
         JNL/S&P Retirement 2025
         JNL/S&P Disciplined Moderate
         JNL/S&P Disciplined Moderate Growth
         JNL/S&P Disciplined Growth
         JNL/S&P 4

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

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JNL                                 Series                                 Trust
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JNL/AIM  International  Growth Fund Jackson National Asset Management,  LLC (and
AIM Capital Management, Inc.)

         Seeks long-term growth of capital by investing in a diversified portfolio of reasonably priced, quality international equity securities whose issuers are considered by the Fund's portfolio managers to have strong fundamentals and/or accelerating earnings growth.

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JNL/AIM Large Cap Growth Fund
     Jackson National Asset Management, LLC (and AIM Capital Management, Inc.)

         Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of large-capitalization companies.

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JNL/AIM Real Estate Fund
     Jackson National Asset Management, LLC (and AIM Capital Management, Inc. and INVESCO Institutional (N.A.),
     Inc. (sub-sub-adviser))

         Seeks high total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in real estate and real estate-related companies, including real estate investment trusts.

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JNL/AIM Small Cap Growth Fund
     Jackson National Asset Management, LLC (and AIM Capital Management, Inc.)

         Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of small-cap companies.

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JNL/Capital Guardian Global Balanced Fund
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

         Seeks income and capital growth, consistent with reasonable risk via balanced accomplishment of long-term growth of capital, current income, and conservation of principal through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers.  The Fund's neutral position is a 65%/35%
         blend of equities and fixed-income, but may allocate 55% to 75% to equities and 25% to 45% to fixed-income.

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JNL/Capital Guardian Global Diversified Research Fund
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

         Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting of equity securities of
         U.S. and non-U.S. issuers. The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase.

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JNL/Capital Guardian International Small Cap Fund
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

         Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting primarily of equity securities of non-U.S. issuers (including ADRs and other U.S. registered securities) and securities whose principal markets are outside the U.S. with market capitalization of between $50 million and $2 billion at the time of purchase.

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JNL/Capital Guardian U.S. Growth Equity Fund
     Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

         Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting primarily of equity securities of U.S. issuers and securities whose principal markets are in the U.S. (including ADRs and other U.S. registered foreign securities that are tied economically to the U.S.). The Fund normally will invest in common stocks and convertible securities of companies with market capitalization greater than
         $1.5 billion at the time of purchase.

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JNL/Credit Suisse Global Natural Resources Fund
     Jackson National Asset Management, LLC (and Credit Suisse Asset Management, LLC and Credit Suisse Asset
     Management Limited (sub-sub-adviser))

         Seeks long-term growth of capital by investing a minimum of 95% (of the majority of its assets) of its assets in worldwide companies.

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JNL/Credit Suisse Long/Short Fund
     Jackson National Asset Management, LLC (and Credit Suisse Asset Management, LLC)
         Seeks total return by investing through a quantitative active equity management strategy that allows the portfolio to underweight unattractive stocks beyond benchmark weights, resulting in short positions on certain stocks.

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JNL/Eagle Core Equity Fund
     Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

         Seeks long-term growth through capital appreciation and, secondarily, current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities consisting primarily of common stocks of large U.S. companies.

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JNL/Eagle SmallCap Equity Fund
     Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

         Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S.
         companies with market capitalizations in the range of $100 million to $3 billion.

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JNL/Franklin Templeton Founding Strategy Fund
     Jackson National Asset Management, LLC

         Seeks capital appreciation by investing in a combination of mutual funds (Underlying Funds) on a fixed percentage basis.  These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities.

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JNL/Franklin Templeton Global Growth Fund
     Jackson National Asset Management, LLC (and Templeton Global Advisors Limited)

         Seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets (under normal market conditions).

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JNL/Franklin Templeton Income Fund
     Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

         Seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of debt and equity securities.

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JNL/Franklin Templeton Mutual Shares Fund
     Jackson National Asset Management, LLC (and Franklin Mutual Advisers, LLC)

         Seeks capital appreciation, which may occasionally be short-term, and secondarily, income by investing in equity securities of companies in any nation, pursuant to manager discretion.  The Fund invests primarily (up to 80%) in mid- and large-cap companies with market capitalization greater than $1.5 billion at the time of investment, but it may invest a significant portion of its assets in small-cap companies as well.

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JNL/Franklin Templeton Small Cap Value Fund
     Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

         Seeks long-term total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in investments of small-capitalization companies.

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JNL/Goldman Sachs Core Plus Bond Fund
     Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

         Seeks a high level of current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a globally diverse portfolio of bonds and other fixed-income securities and related investments.

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JNL/Goldman Sachs Mid Cap Value Fund
     Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

         Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of market capitalization of companies constituting the Russell Midcap(R) Value Index at the time of investing.

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JNL/Goldman Sachs Short Duration Bond Fund
     Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

         Seeks a high level of current income, and secondarily, the potential for capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed income securities.

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JNL/JPMorgan International Value Fund
     Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)

         Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets.

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JNL/JPMorgan MidCap Growth Fund
     Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)

         Seeks capital growth over the long-term by investing primarily in common stocks of mid-cap companies which its sub-adviser, J.P. Morgan Investment Management Inc. ("JPMorgan"), believes are capable of achieving sustained growth. Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth
         Index stocks at the time of purchase.

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JNL/JPMorgan U.S. Government & Quality Bond Fund
     Jackson National Asset Management, LLC (and J.P. Morgan Investment Management, Inc.)

         Seeks a high level of current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in: (i) U.S. treasury obligations; (ii) obligations issued or guaranteed by agencies or instrumentalities of the U.S. government which are backed by their own credit and may not be backed by the full faith and credit of the U.S. government; and (iii) mortgage-backed securities guaranteed by the Government National Mortgage Association that are supported by the full faith and credit of the U.S. government.

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JNL/Lazard Emerging Markets Fund
     Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

         Seeks long-term capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of companies whose principal business activities are located in emerging market countries and that the sub-adviser believes are undervalued based on their earnings, cash flow or asset values.

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JNL/Lazard Mid Cap Equity Fund
     Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

         Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S.
         companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

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JNL/Lazard Small Cap Equity Fund
     Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

         Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S.
         companies with market capitalizations in the range of companies represented by the Russell 2000(R) Index that the sub-adviser believes are undervalued.

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JNL/Mellon Capital Management S&P 500 Index Fund
         Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks to match the performance of the S&P 500(R) Index to provide long-term capital growth by investing in large-capitalization company securities.

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JNL/Mellon Capital Management S&P 400 MidCap Index Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks to match the performance of the S&P 400(R) Index to provide long-term capital growth by investing in equity securities of medium capitalization-weighted domestic corporations.

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JNL/Mellon Capital Management Small Cap Index Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks to match the performance of the Russell 2000(R) Index to provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies.

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JNL/Mellon Capital Management International Index Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East
         Free Index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the index.

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JNL/Mellon Capital Management Bond Index Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks to match the performance of the Lehman Brothers Aggregate Bond Index to provide a moderate rate of income by investing in domestic fixed-income investments.

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JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks to exceed the performance of the S&P 500 Index by tilting towards stocks having higher expected return while maintaining overall index characteristics.

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JNL/Mellon Capital Management Index 5 Fund
     Jackson National Asset Management, LLC

         Seeks capital appreciation by initially allocating in the following Funds:
>>       20% in the JNL/Mellon Capital Management S&P 500 Index Fund;
>>       20% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
>>       20% in the JNL/Mellon Capital Management Small Cap Index Fund;
>>       20% in the JNL/Mellon Capital Management International Index Fund; and
>>       20% in the JNL/Mellon Capital Management Bond Index Fund.

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JNL/Mellon Capital Management 10 x 10 Fund
Jackson National Asset Management, LLC

         Seeks capital appreciation and income by initially allocating in the following Funds:
>>       50% in the Class A shares of the JNL/Mellon Capital Management JNL 5 Fund;
>>       10% in the Class A shares of the JNL/Mellon Capital Management S&P 500 Index Fund;
>>       10% in the Class A shares of the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
>>       10% in the Class A shares of the JNL/Mellon Capital Management Small Cap Index Fund;
>>       10% in the Class A shares of the JNL/Mellon Capital Management International Index Fund; and
>>       10% in the Class A shares of the JNL/Mellon Capital Management Bond Index Fund.

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JNL/Oppenheimer Global Growth Fund
     Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

         Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.

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JNL/PAM Asia ex-Japan Fund
     Jackson National Asset Management, LLC (and Prudential Asset Management (Singapore) Limited)

         Seeks long-term total return by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purpose) in equity and equity-related securities
         (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region.

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JNL/PAM China-India Fund
     Jackson National Asset Management, LLC (and Prudential Asset Management (Singapore) Limited)

         Seeks long-term total return by investing normally, 80% of its assets (net assets plus the amount of any borrowings for investment purpose) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People's Republic of China and India.

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JNL/PIMCO Real Return Fund
     Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

         Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.

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JNL/PIMCO Total Return Bond Fund
     Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

         Seeks maximum total return, consistent with the preservation of capital and prudent investment management, by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents.

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JNL/PPM America Core Equity Fund
     Jackson National Asset Management, LLC (and PPM America, Inc.)

         Seeks long-term capital growth by investing primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of
         U.S. companies with market capitalizations within the range of companies constituting the S&P 500 Index at the time of the initial purchase.  If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

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JNL/PPM America High Yield Bond Fund
     Jackson National Asset Management, LLC (and PPM America, Inc.)

         Seeks to maximize current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in high-yield, high-risk debt securities ("junk bonds") and related investments and may invest in derivative instruments that have economic characteristics similar to the fixed income instruments, and in derivative instruments such as options, futures contracts or swap agreements, including credit default swaps, and may also invest in securities of foreign insurers.

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JNL/PPM America Mid Cap Value Fund
     Jackson National Asset Management, LLC (and PPM America, Inc.)

         Seeks long-term growth of capital by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of
         U.S. companies with market capitalizations within the range of companies, constituting the Russell
         Midcap Index at the time of the initial purchase. If the market capitalization of a company held by the
         Fund moves outside this range, the Fund may, but is not required to, sell the securities.

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JNL/PPM America Small Cap Value Fund
     Jackson National Asset Management, LLC (and PPM America, Inc.)

         Seeks long-term growth of capital by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of
         U.S. companies with market capitalizations within the range of companies constituting the S&P Small Cap
         600 Index at the time of the initial purchase.  If the market capitalization of a company held by the
         Fund moves outside this range, the Fund may, but is not required to, sell the securities.

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JNL/PPM America Value Equity Fund
     Jackson National Asset Management, LLC (and PPM America, Inc.)

         Seeks long-term capital growth by investing primarily in a diversified portfolio of equity securities of domestic companies with market capitalizations within the range of companies constituting the S&P 500
         Index.  The capitalization range of the S&P 500 Index is currently between $1.336 billion and $510.201 billion. At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal circumstances, in equity securities.

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JNL/Select Balanced Fund
     Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

         Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities, but may also invest up to 15% of its assets in foreign equity and fixed income securities.

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JNL/Select Money Market Fund
     Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

         Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments.

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JNL/Select Value Fund
     Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

         Seeks long-term growth of capital by investing at least 65% of its total assets in common stocks of domestic companies, focusing on companies with large market capitalizations.  Using a value approach, the fund seeks to invest in stocks that are undervalued relative to other stocks.

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JNL/T. Rowe Price Established Growth Fund
     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

         Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies.

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JNL/T. Rowe Price Mid-Cap Growth Fund
     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

         Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies which the sub-adviser expects to grow at a faster rate than the average company.

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JNL/T. Rowe Price Value Fund
     Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

         Seeks long-term capital appreciation by investing in common stocks believed to be undervalued.  Income is a secondary objective.  In taking a value approach to investment selection, at least 65% of its total assets will be invested in common stocks the sub-adviser regards as undervalued.

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JNL/S&P Managed Conservative Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks capital growth and current income by investing in Class A Shares of a diversified group of other
         Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

         Under normal circumstances, the Fund allocates approximately 10% to 30% of its assets to Underlying
         Funds that invest primarily in equity securities, 50% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in money market securities.  Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

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JNL/S&P Managed Moderate Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL
         Variable Fund LLC that invest in equity and fixed income securities.

         Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying
         Funds that invest primarily in equity securities, 35% to 65% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities.  Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

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JNL/S&P Managed Moderate Growth Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks capital growth and current income by investing in Class A Shares of a diversified group of other
         Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

         Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying
         Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

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JNL/S&P Managed Growth Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL
         Variable Fund LLC that invest in equity and fixed income securities.

         Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying
         Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities.
         Within these asset classes, the Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

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JNL/S&P Managed Aggressive Growth Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks capital growth by investing in Class A Shares of a diversified group of other Funds (Underlying
         Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity securities.

         Under normal circumstances, the Fund allocates up to 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among those particular Underlying Funds that invest primarily in equity securities.

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JNL/S&P Retirement Income Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks high current income and as a secondary objective, capital appreciation by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors already in or near retirement.

         Under normal circumstances, the Fund allocates approximately 20% to 45% of its assets to Underlying
         Funds that invest primarily in equity securities, 20% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities.  Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

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JNL/S&P Retirement 2015 Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks high total return until its target retirement date.  After the Fund's target retirement date, the
         Fund's objective will be to seek high current income and as a secondary objective, capital appreciation.
         Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund.  The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds (Underlying
         Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2015, assuming a retirement age of
         65.

         Under normal circumstances, the Fund allocates approximately 30% to 80% of its assets to Underlying
         Funds that invest primarily in equity securities, 20% to 70% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities. Within these three asset classes, the Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

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JNL/S&P Retirement 2020 Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks high total return until its target retirement date.  After the Fund's target retirement date, the
         Fund's objective will be to seek high current income and as a secondary objective, capital appreciation.
         Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund.  The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds (Underlying
         Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2020, assuming a retirement age of
         65.

         Under normal circumstances, the JNL/S&P Retirement 2020 Fund allocates approximately 30-% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 70% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities.  Within these three asset classes, the JNL/S&P Retirement 2020 Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

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JNL/S&P Retirement 2025 Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services, LLC)

         Seeks high total return until its target retirement date.  After the Fund's target retirement date, the
         Fund's objective will be to seek high current income and as a secondary objective, capital appreciation.  Once the Fund reaches an allocation that is similar to the JNL/S&P Retirement Income
         Fund, it is expected that the Fund will be merged into the JNL/S&P Retirement Income Fund.  The Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds
         (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC using an asset allocation strategy designed for investors expecting to retire around the year 2025, assuming a retirement age of 65.

         Under normal circumstances, the JNL/S&P Retirement 2025 Fund allocates approximately 30% to 95% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 70% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in short-term securities.  Within these three asset classes, the JNL/S&P Retirement 2025 Fund remains flexible with respect to the percentage it will allocate among Underlying Funds.

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JNL/S&P Disciplined Moderate Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

         Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable
         Fund LLC.  The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities.  The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities.

         Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying
         Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0% to 15% of its assets to Underlying Funds that invest primarily in money market securities.

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JNL/S&P Disciplined Moderate Growth Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

         Seeks capital growth and current income by investing in Class A shares of a diversified group of other
         Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC.  The
         Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities.  The Fund seeks to achieve current income through its investments in Underlying
         Funds that invest primarily in fixed-income securities.

         Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying
         Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0% to 15% of its assets to Underlying Funds that invest primarily in money market securities.

-------------------------------------------------------------------------------------------------------------------
JNL/S&P Disciplined Growth Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

         Seeks capital growth by investing in Class A shares of a diversified group of other Funds (Underlying
         Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC.  The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities.

         Under normal circumstances, the Fund allocates approximately 80% to 100% of its assets to Underlying
         Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities.

-------------------------------------------------------------------------------------------------------------------
JNL/S&P Competitive Advantage Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon
     Capital Management Corporation)

         Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor's Investment Advisory Services LLC
         ("SPIAS"), profitable and predominantly higher-quality.  In selecting the companies, SPIAS looks to 30 companies ranked by return on invested capital and lowest market-to-book multiples.

-------------------------------------------------------------------------------------------------------------------
JNL/S&P Dividend Income & Growth Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon
     Capital Management Corporation)

         Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies, that have the highest indicated annual dividend yields ("Dividend Yield") within their sector.  The three stocks with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

-------------------------------------------------------------------------------------------------------------------
JNL/S&P Intrinsic Value Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon
     Capital Management Corporation)

         Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor's
         Investment Advisory Services LLC ("SPIAS"), companies with positive free cash flows and low external financing needs.

-------------------------------------------------------------------------------------------------------------------
JNL/S&P Total Yield Fund
     Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon
     Capital Management Corporation)

         Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders).  Standard & Poor's Investment Advisory Services LLC ("SPIAS") seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.

-------------------------------------------------------------------------------------------------------------------
JNL/S&P 4 Fund
     Jackson National Asset Management, LLC

         Seeks capital appreciation by investing in a combination of mutual funds ("Underlying Funds") on a fixed percentage basis.  The Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in companies included in the S&P 500.  The Fund seeks to achieve its objective by making initial allocations of its assets and cash flows to the following four Underlying
         Funds (Class A) on each Stock Selection Date:

>>       25% in JNL/S&P Competitive Advantage Fund; and
>>       25% in JNL/S&P Dividend Income & Growth Fund; and
>>       25% in JNL/S&P Intrinsic Value Fund; and
>>       25% in JNL/S&P Total Yield Fund.

-------------------------------------------------------------------------------------------------------------------

About the JNL/S&P Retirement Funds. The JNL/S&P Retirement Funds have retirement target dates. The investment strategies of these funds are designed to limit your risk of investment losses as of the date you expect to make withdrawals from your Contract. There is at least some degree of overlap between this fundamental goal and the protections provided under the Contract's basic death benefit and under certain optional features, specifically: (i) the Earnings Protection Benefit; (ii) any GMIB; and (iii) any GMWB.

Each of these four benefits provides a specific guarantee of minimum value regardless of investment performance on certain relevant dates: (i) the Owner's date of death in the case of death benefits and the Earnings Protection Benefit; and (ii) an Owner's specific age under a GMIB and a GMWB. To the extent the JNL/S&P Retirement Funds achieve their specific goals, the need for and the additional value of the protections received under these four benefits may be somewhat diminished.

The potential for overlap is greatest for a GMIB and GMWB because those benefits will come into effect at approximately the same date as the JNL/S&P Retirement Funds' applicable target retirement date. The potential for overlap generally is less for death benefits and the Earnings Protection Benefit because those benefits do not come into effect on a fixed or predetermined date and the likelihood the Owner's date of death will be the same as the date that is the target date for the JNL/S&P Retirement Funds is relatively small. Investment in a fund such as the JNL/S&P Retirement Income Fund, however, may not be consistent with the Earnings Protection Benefit to the extent that conservative investing may not accomplish the Earnings Protection Benefit goal of providing an additional payout to help offset potential tax liabilities if there are earnings in the Contract at the Owner's death.

You, therefore, are encouraged to consider whether you want to participate in an optional benefit when you plan to invest in a JNL/S&P Retirement Fund. Among the considerations are the charges for the optional benefits and the value to you of having overlapping goals and protections. In addition, there may be personal considerations affecting your decision that a knowledgeable adviser can assist you in weighing.


-------------------------------------------------------------------------------------------------------------------
                                               JNL Variable Fund LLC
-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management DowSM 10 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management S&P(R) 10 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Global 15 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Nasdaq(R) 25 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation. The common stocks of 25 companies are selected from stocks included in the
         Nasdaq-100 Index(R).

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Value Line(R) 30 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line(R) gives a #1 ranking for TimelinessTM.  The 30 stocks are selected each year based on certain positive financial attributes.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management DowSM Dividend Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 25 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last year compared to the prior year and price-to-book on each "Stock Selection Date."

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management S&P(R) 24 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through capital appreciation by investing in the common stocks of companies that have the potential for capital appreciation by investing in common stocks of 24 companies selected from a subset of stocks included in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index(R)").

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management 25 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by investing the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York
         Stock Exchange ("NYSE").

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Select Small-Cap Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio of common stocks of 100 small capitalization ("small cap") companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX") or The Nasdaq Stock Market
         ("Nasdaq"), on each Stock Selection Date.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management JNL 5 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through capital appreciation and dividend income by investing in the common stocks of companies that are identified by a model based on 5 different specialized strategies:

>>       20% in the DowSM 10 Strategy, a dividend yielding strategy;
>>       20% in the S&P(R) 10 Strategy, a blended valuation-momentum strategy;
>>       20% in the Global 15 Strategy, a dividend yielding strategy;
>>       20% in the 25 Strategy, a dividend yielding strategy; and
>>       20% in the Select Small-Cap Strategy, a small capitalization strategy.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management VIP Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies:

>>       The DowSM Core 5 Strategy;
>>       The European 20 Strategy;
>>       The Nasdaq(R) 25 Strategy;
>>       The S&P 24 Strategy;
>>       The Select Small-Cap Strategy; and
>>       The Value Line(R) 30 Strategy.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management JNL Optimized 5 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return by investing in the common stocks of companies that are identified by a model based on five separate specialized strategies:

>>       25% in the Nasdaq(R) 25 Strategy;
>>       25% in the Value Line(R) 30 Strategy;
>>       24% in the European 20 Strategy;
>>       14% in the Global 15 Strategy; and
>>       12% in the 25 Strategy.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management S&P(R) SMid 60 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard &
         Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index. The 60 companies are selected on each Stock Selection Date.  The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The Fund focuses on small and mid-capitalization companies because the Adviser believes they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management NYSE(R) International 25 Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks capital appreciation by investing in foreign companies. The 25 companies are selected on each
         Stock Selection Date. The Sub-Adviser generally uses a buy and hold strategy, trading only around each
         Stock Selection Date, when cash flow activity occurs in the Fund and for a dividend investment. The
         Sub-Adviser may also trade for mergers or acquisitions if the original stock is not the surviving company.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Communications Sector Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Telecommunications Index.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Consumer Brands Sector Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Consumer Services Index.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Financial Sector Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Financial Index.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Healthcare Sector Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Healthcare Index.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Oil & Gas Sector Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Oil & Gas Index.

-------------------------------------------------------------------------------------------------------------------
JNL/Mellon Capital Management Technology Sector Fund
     Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

         Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Technology Index.

-------------------------------------------------------------------------------------------------------------------

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The Funds described are available only through variable annuity contracts issued by Jackson. They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing. Additional Funds and Investment Divisions may be available in the future. The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus. However, these prospectuses may also be obtained at no charge by calling 1-800-766-4683 (Annuity and Life Service Center) or 1-800-777-7779 (for contracts purchased through a bank or financial institution), by writing P.O. Box 378002, Denver, Colorado 80237-8002, or by visiting www.jnl.com.

Voting  Privileges.   To  the  extent  required  by  law,  we  will  obtain
instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.


                                CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. On an annual basis, this charge equals 1.10% of the average daily net asset value of your allocations to the Investment Divisions. For Contracts issued before May 3, 2004, the Mortality and Expense Risk Charge is 1.00%. This charge does not apply to the Fixed Account or the GMWB Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:

        * to make income payments for the life of the Annuitant during the income phase;

        *     to waive the withdrawal charge in the event of the Owner's death;
              and

        *     to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and generally is taken from the Investment Divisions, the Fixed Account and the GMWB Fixed Account based on the proportion their respective value bears to the Contract Value. We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account or the GMWB Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account. If the initial premium equals $1 million or more, we will waive the administration charge. However, we reserve the right to reverse this waiver and reinstate the administration charge if withdrawals are made in the first Contract Year that result in the Contract Value falling substantially below $1 million, as determined by us.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

        * premiums that are no longer subject to a withdrawal charge (premiums in your annuity for at least seven (three for the Three-Year Withdrawal Charge Period option or five for the Five-Year Withdrawal Charge Period option) years without being withdrawn), plus

        * earnings (excess of your Contract Value allocated to the Investment Divisions, the Fixed Account and the GMWB Fixed Account over your remaining premiums allocated to those accounts)

        * during each Contract Year 10% (20% if you have elected the 20% Additional Free Withdrawal endorsement) of premium (subject to certain exclusions) that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Excess Interest Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

        *     withdrawals in excess of the free withdrawal amounts, or

        * withdrawals under a tax-qualified Contract that exceed its required minimum distributions, or

        * withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity, or

        *     amounts withdrawn in a total withdrawal, or

        * amounts applied to income payments on an Income Date that is within one year of the Issue Date.

The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Three-Year Withdrawal Charge Period option or the Five-Year Withdrawal Charge Period option and how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

                       Withdrawal Charge (as a percentage of premium payments):

Completed Years since Receipt        0        1        2        3        4        5        6        7+
of Premium

Base Schedule                      8.5%      8%       7%       6%       5%       4%       2%        0

Withdrawal Charge if Five-Year      8%       7%       6%       4%       2%        0        0        0
Period Applies

Withdrawal Charge if Three-Year    7.5%     6.5%      5%        0        0        0        0        0
Period Applies*

* PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

Note: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

        * income payments (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract
              Year);

        *     death benefits;

        * withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge);

        * if permitted by your state, withdrawals of up to $250,000 from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

        * if permitted by your state, withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson or any of our affiliates.

Earnings  Protection  Benefit  ("EarningsMax")  Charge.  If you  select the
Earnings Protection Benefit endorsement, you may pay us a charge that equals 0.30% (for a maximum of 0.45%) on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. The charge on currently offered Contracts may be less. Please check with your representative to learn about the current level of the charge and its availability in your state. This charge continues if you transfer ownership of the Contract to someone who would not have been eligible for the Earnings Protection Benefit upon application (75 years old or younger), even though the benefit is not payable. If your spouse elects to continue the Contract under the Special Spousal Continuation Option, the charge will continue to be assessed unless your spouse elects to discontinue the Earnings Protection Benefit, at which time the charge will cease. We stop deducting this charge on the date you annuitize.

Contract   Enhancement   Charge.   If  you  select  one  of  the   Contract
Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts allocated to the Fixed Account Options and the GMWB Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depends upon which of the Contract Enhancements you select:

Contract Enhancement                     2%           3%         4%         5%

Charge (on an annual basis)            0.395%       0.42%      0.56%      0.695%

Due to this charge, it is possible that upon a total withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.

Contract Enhancement Recapture Charge. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year premiums. Your Contract will also be subject to a recapture charge if you return it during the free look period. The amounts of these charges are as follows:

Contract Enhancement Recapture Charge (as a percentage of the corresponding first year premium payment withdrawn if an optional Contract Enhancement is selected)

Completed Years Since Receipt of     0        1        2        3          4         5          6       7+
  Premium
Recapture Charge (2% Credit)         2%      2%      1.25%    1.25%      0.5%          0         0      0
Recapture Charge (3% Credit)         3%      3%         2%       2%        2%          1%        1%     0
Recapture Charge (4% Credit)         4%      4%       2.5%     2.5%      2.5%        1.25%    1.25%     0
Recapture Charge (5% Credit)        4.5%    3.75%    3.25%    2.75%        2%        1.25%       1%     0

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works. However, we do not assess the recapture charge on any amounts paid out as:

     *     death benefits;
     *     withdrawals taken under the additional free withdrawal provision;
     * withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge);
     * if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or
     * if permitted by your state, additional withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

FutureGuard Guaranteed Minimum Income Benefit Charge.

PLEASE NOTE: EFFECTIVE DECEMBER 3, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The charge for FutureGuard depends on the endorsement's availability and the frequency of deduction, as explained below.

        For Contracts with this GMIB purchased on and after May 3, 2004 (subject to availability), you pay 0.15% of the GMIB Benefit Base each calendar quarter (0.60% annually).

        For Contracts with this GMIB purchased before May 3, 2004 (subject to availability), you pay 0.10% of the GMIB Benefit Base each calendar quarter (0.40% annually).

        For Contracts with this GMIB purchased in Washington State on and after January 17, 2006 (subject to availability), you pay 0.05% of the GMIB Benefit Base each Contract Month (0.60% annually).

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMIB Benefit Base. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GMIB Benefit Base, please see "FutureGuard Guaranteed Minimum Income Benefit" beginning on page 227. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection, as applicable. Similarly, the charge is prorated upon termination of the endorsement. PLEASE NOTE: The charge for this GMIB will be deducted even if you never use the benefit. Also, this GMIB only applies to certain optional income payments.

FutureGuard 6 Guaranteed Minimum Income Benefit Charge. The charge is 0.20%
of the GMIB Benefit Base each calendar quarter (0.80% annually). For Contracts purchased in Washington State, you pay 0.07% of the GMIB Benefit Base each Contract Month (0.84% annually as used in the table). We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMIB Benefit Base. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GMIB Benefit Base, please see "FutureGuard 6 Guaranteed Minimum Income Benefit" beginning on page 230. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection, as applicable. Similarly, the charge is prorated upon termination of the endorsement. PLEASE NOTE: The charge for this GMIB will be deducted even if you never use the benefit. Also, this GMIB only applies to certain optional income payments.

Guaranteed Minimum Accumulation Benefit ("GMAB") Charge. If you select the GMAB, in most states you will pay 0.125% of the Guaranteed Value (GV) each calendar quarter (0.50% annually). In Washington State, the charge is monthly, currently 0.0425% of the GV (0.51% annually). The GV is the minimum Contract Value guaranteed at the end of the elected Guarantee Period. If you select the GMAB when you purchase your Contract, the GV is your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMAB is re-elected, the GV is generally your Contract Value at the time of re-election, adjusted for any subsequent withdrawals. For more information about the GV, please see "Guaranteed Minimum Accumulation Benefit" beginning on page 71.

We deduct the charge from your Contract Value. The actual deduction of the charge will be reflected in your quarterly statement. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account, including the GMAB Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GV. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement. We reserve the right to prospectively change the charge on new Contracts or upon re-election of the benefit after the Contract is issued - subject to a maximum charge of 1.00% annually in states where the charge is quarterly, 1.02% annually in states where the charge is monthly. We stop deducting this charge on the earlier of the date that the Guarantee Period ends (unless re-elected by you) or the date that the GMAB terminates for any other reason. Please check with your representative to learn about the current level of the charge, the current interest rate for the GMAB Fixed Account and the current required allocation of premium to the GMAB Fixed Account. You may also contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. For more information about how this endorsement works, please see "Guaranteed Minimum Accumulation Benefit" beginning on page 71.

7% Guaranteed Minimum Withdrawal Benefit ("SafeGuard 7 Plus") Charge. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on when the endorsement is added to the Contract. For more information about the GWB, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 82. The charge also depends on the endorsement's availability, the basis for deduction, and the frequency of deduction, as explained below.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

        For Contracts to which this GMWB is added on and after January 17, 2006 (subject to availability), the charge is:

                    Maximum Annual Charge        Current Annual Charge
                  --------------------------- ----------------------------
                  --------------------------- -------------- -------------
                     Quarterly or Monthly       Quarterly      Monthly
                            0.75%               0.40% / 4     0.42% / 12

        You pay the applicable annual percentage of the GWB each calendar quarter. But for Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement, including upon conversion (if conversion is permitted).

        For Contracts to which this GMWB was added before January 17, 2006, the charge is:

                    Maximum Annual Charge        Current Annual Charge
                  --------------------------- ----------------------------
                  --------------------------- ----------------------------
                            0.70%                        0.40%

        You pay the percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.

        For Contracts to which this GMWB was added before October 4, 2004, the charge is:

                    Maximum Annual Charge        Current Annual Charge
                  --------------------------- ----------------------------
                  --------------------------- ----------------------------
                            0.70%                        0.35%
                                                  0.55% upon step-up

        You pay the percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions, which increases to 0.55% upon the first step-up.

We reserve the right to prospectively change the charge on new Contracts, or if you select the benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this GMWB is added on and after January 17, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. We stop deducting the charge on the earlier date that you annuitize the Contract or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "7% Guaranteed Minimum Withdrawal Benefit" beginning on page 82. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Guaranteed   Minimum   Withdrawal   Benefit  With  5-Year   Step-Up  Charge
("SafeGuard Max"). If you select the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, in most states you will pay 0.1125% of the GWB each Contract Quarter (0.45% annually). In Washington State, you pay the charge, currently 0.0375% of the GWB (0.45% annually), each Contract Month. In Washington State, we will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page *.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively  change the charge: on new Contracts;
if you select this benefit after your Contract is issued; or upon election of a step-up - subject to a maximum charge of 0.80% annually in states where the charge is quarterly, 0.81% annually in states where the charge is monthly.

The actual deduction of the charge will be reflected in your quarterly statement. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page *. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum  Withdrawal  Benefit With Annual Step-Up  ("AutoGuard
5") Charge. If you select the 5% GMWB With Annual Step-Up, in most states you will pay 0.1625% of the GWB each quarter (0.65% annually). In Washington State, the charge is monthly, currently 0.055% of the GWB (0.66% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 87.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.1125% of the GWB each quarter (0.45% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.05% of the GWB each quarter (0.20% annually). If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0375% of the GWB each Contract Month (0.45% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually).

We reserve the right to prospectively  change the charge: on new Contracts;
if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.45% annually in states where the charge is quarterly, 1.47% annually in states where the charge is monthly. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up" beginning on page 87. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum  Withdrawal  Benefit With Annual Step-Up  ("AutoGuard
6") Charge. If you select the 6% GMWB With Annual Step-Up, in most states you will pay 0.2125% of the GWB each quarter (0.85% annually). In Washington State, the charge is monthly, currently 0.0725% of the GWB (0.87% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 98.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.15% of the GWB each quarter (0.60% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.075% of the GWB each quarter (0.30% annually). If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.05% of the GWB each Contract Month (0.60% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.025% of the GWB each Contract Month (0.30% annually).

We reserve the right to prospectively  change the charge: on new Contracts;
if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.60% annually in states where the charge is quarterly, 1.62% annually in states where the charge is monthly. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up" beginning on page 98. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit Without Step-Up ("MarketGuard 5") Charge. If you select the 5% GMWB without Step-Up, in most states you will pay 0.05% of the GWB each calendar quarter (0.20% annually). In Washington State, the charge is monthly, currently 0.0175% of the GWB (0.21% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 103. We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement. The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0375% of the GWB each calendar quarter (0.15% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.025% of the GWB each calendar quarter (0.10% annually). If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0125% of the GWB each Contract Month (0.15% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.01% of the GWB each Contract Month (0.12% annually). We reserve the right to prospectively change the charge on new Contracts, or before you select this benefit if after your Contract is issued, subject to a maximum charge of 0.50% annually in states where the charge is quarterly, 0.51% annually in states where the charge is monthly. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% Guaranteed Minimum Withdrawal Benefit Without Step-Up" beginning on page 103. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up ("LifeGuard Protector") Charge. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group (see table below). For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 107. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge                   Maximum                    Current
---------------------- -------------------------- ---------------------------
---------------------- ------------ ------------- ------------- -------------
Ages    45 - 49         0.85% / 4    0.87% / 12    0.40% / 4     0.42% / 12
        50 - 54         0.85% / 4    0.87% / 12    0.40% / 4     0.42% / 12
        55 - 59         1.20% / 4    1.20% / 12    0.65% / 4     0.66% / 12
        60 - 64         1.30% / 4    1.32% / 12    0.75% / 4     0.75% / 12
        65 - 69         1.45% / 4    1.47% / 12    0.90% / 4     0.90% / 12
        70 - 74         0.85% / 4    0.87% / 12    0.50% / 4     0.51% / 12
        75 - 80         0.60% / 4    0.60% / 12    0.35% / 4     0.36% / 12
---------------------- ------------ ------------- ------------- -------------
---------------------- ------------------------------------------------------
Charge Basis                                    GWB
---------------------- ------------------------------------------------------
---------------------- ------------ ------------- ------------- -------------
Charge Frequency        Quarterly     Monthly      Quarterly      Monthly

You pay the applicable  annual percentage of the GWB each calendar quarter.
For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 107. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 107. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up ("LifeGuard Advantage") Charge. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group (see table below). For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 114. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge                   Maximum                     Current
---------------------- --------------------------- --------------------------
---------------------- ------------- ------------- ------------ -------------
Ages    45 - 49         1.00% / 4     1.02% / 12    0.55% / 4    0.57% / 12
        50 - 54         1.15% / 4     1.17% / 12    0.70% / 4    0.72% / 12
        55 - 59         1.50% / 4     1.50% / 12    0.95% / 4    0.96% / 12
        60 - 64         1.50% / 4     1.50% / 12    0.95% / 4    0.96% / 12
        65 - 69         1.50% / 4     1.50% / 12    0.95% / 4    0.96% / 12
        70 - 74         0.90% / 4     0.90% / 12    0.55% / 4    0.57% / 12
        75 - 80         0.65% / 4     0.66% / 12    0.40% / 4    0.42% / 12
---------------------- ------------- ------------- ------------ -------------
---------------------- ------------------------------------------------------
Charge Basis                                    GWB
---------------------- ------------------------------------------------------
---------------------- ------------- ------------- ------------ -------------
Charge Frequency        Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 114. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 114. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up ("LifeGuard Protector Plus") Charge. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. The charge varies by age group (see table below). For more information about the GWB, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 122. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    45 - 49        0.85% / 4     0.87% / 12    0.40% / 4    0.42% / 12
        50 - 54        1.00% / 4     1.02% / 12    0.55% / 4    0.57% / 12
        55 - 59        1.45% / 4     1.47% / 12    0.85% / 4    0.87% / 12
        60 - 64        1.45% / 4     1.47% / 12    0.85% / 4    0.87% / 12
        65 - 69        1.20% / 4     1.20% / 12    0.65% / 4    0.66% / 12
        70 - 74        0.75% / 4     0.75% / 12    0.35% / 4    0.36% / 12
        75 - 80        0.55% / 4     0.57% / 12    0.30% / 4    0.30% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable  annual percentage of the GWB each calendar quarter.
For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up, again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Five-Year Step-Up" beginning on page 122. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Five-Year Step-Up" beginning on page 122. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up ("LifeGuard Protector With Joint Option") Charge. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the youngest Covered Life's age when the endorsement is added to the Contract. For more information about the GWB and for information on who is a Covered Life under this form of GMWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 130. The charge varies by age group (see table below), and both Covered Lives must be within the eligible age range.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge                   Maximum                    Current
---------------------- -------------------------- ---------------------------
---------------------- ------------ ------------- ------------- -------------
Ages    45 - 49         1.00% / 4    1.02% / 12    0.55% / 4     0.57% / 12
        50 - 54         1.00% / 4    1.02% / 12    0.55% / 4     0.57% / 12
        55 - 59         1.35% / 4    1.35% / 12    0.80% / 4     0.81% / 12
        60 - 64         1.45% / 4    1.47% / 12    0.90% / 4     0.90% / 12
        65 - 69         1.60% / 4    1.62% / 12    1.05% / 4     1.05% / 12
        70 - 74         1.00% / 4    1.02% / 12    0.65% / 4     0.66% / 12
        75 - 80         0.75% / 4    0.75% / 12    0.50% / 4     0.51% / 12
---------------------- ------------ ------------- ------------- -------------
---------------------- ------------------------------------------------------
Charge Basis                                    GWB
---------------------- ------------------------------------------------------
---------------------- ------------ ------------- ------------- -------------
Charge Frequency        Quarterly     Monthly      Quarterly      Monthly

You pay the applicable  annual percentage of the GWB each calendar quarter.
For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 130. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 130. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up ("LifeGuard Protector Plus With Joint Option") Charge. The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the youngest Covered Life's age when the endorsement is added to the Contract. For more information about the GWB and for information on who is a Covered Life under this form of GMWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page
137. The charge varies by age group (see table below) and both Covered Lives must be within the eligible age range.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge                   Maximum                    Current
---------------------- -------------------------- ---------------------------
---------------------- ------------ ------------- ------------- -------------
Ages    45 - 49         1.10% / 4    1.11% / 12    0.65% / 4     0.66% / 12
        50 - 54         1.25% / 4    1.26% / 12    0.80% / 4     0.81% / 12
        55 - 59         1.70% / 4    1.71% / 12    1.10% / 4     1.11% / 12
        60 - 64         1.70% / 4    1.71% / 12    1.10% / 4     1.11% / 12
        65 - 69         1.45% / 4    1.47% / 12    0.90% / 4     0.90% / 12
        70 - 74         1.00% / 4    1.02% / 12    0.60% / 4     0.60% / 12
        75 - 80         0.80% / 4    0.81% / 12    0.55% / 4     0.57% / 12
---------------------- ------------ ------------- ------------- -------------
---------------------- ------------------------------------------------------
Charge Basis                                    GWB
---------------------- ------------------------------------------------------
---------------------- ------------ ------------- ------------- -------------
Charge Frequency        Quarterly   Monthly        Quarterly      Monthly

You pay the applicable  annual percentage of the GWB each calendar quarter.
For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. For more information about the GWB, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 137. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 137. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up" beginning on page 137. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For  Life  Guaranteed   Minimum  Withdrawal  Benefit  With  Annual  Step-Up
("LifeGuard Ascent") Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 107.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge                   Maximum                    Current
---------------------- -------------------------- ---------------------------
---------------------- ------------ ------------- ------------- -------------
Ages    45 - 85         1.50% / 4    1.50% / 12    0.95% / 4     0.96% / 12
---------------------- ------------ ------------- ------------- -------------
---------------------- ------------------------------------------------------
Charge Basis                                    GWB
---------------------- ------------------------------------------------------
---------------------- ------------ ------------- ------------- -------------
Charge Frequency        Quarterly     Monthly      Quarterly      Monthly

You pay the applicable annual percentage of the GWB each quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 107. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 107. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up ("LifeGuard Ascent With Joint Option") Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 155.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    45 - 85        1.70% / 4     1.71% / 12    1.15% / 4    1.17% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each quarter. For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. For Contracts to which this endorsement was added before December 3, 2007, you pay the applicable percentage of the GWB each calendar quarter. For Contracts to which this endorsement was added on or after December 3, 2007, you pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when you elect a step-up (not on step-ups that are automatic), again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 155. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 155. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up ("LifeGuard Freedom") Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page *.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    45 - 80        1.50% / 4     1.50% / 12    0.95% / 4    0.96% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable  annual percentage of the GWB each Contract Quarter.
For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the eleventh Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page *. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page *. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up ("LifeGuard Freedom With Joint Option") Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page *.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    45 - 80        1.85% / 4     1.86% / 12    1.25% / 4    1.26% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable  annual percentage of the GWB each Contract Quarter.
For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the eleventh Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page *. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page *. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select") Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 164.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    55 - 80        1.20% / 4     1.20% / 12    0.65% / 4    0.66% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable  annual percentage of the GWB each Contract Quarter.
For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision. For more information, please see "Transfer of Assets" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 164.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the eleventh Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page
164. Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and upon automatic Step-Up on or after the eleventh Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 164. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select With Joint Option") Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page *.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    55 - 80        1.50% / 4     1.50% / 12    0.80% / 4    0.81% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable  annual percentage of the GWB each Contract Quarter.
For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision. For more information, please see "Transfer of Assets" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page *.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the eleventh Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page *. Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and upon automatic Step-Up on or after the eleventh Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page *. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% For Life Guaranteed Minimum  Withdrawal Benefit  ("LifeGuard 5") Charge.
The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 164. The charge varies by age group. The charge also depends on the endorsement's availability, and the basis for and frequency of its deduction, as explained below. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The bonus is available only for Contracts to which this GMWB was added from January 17, 2006 through April 30, 2006.

For Contracts to which this GMWB was added before May 1, 2006 (subject to availability), the charge for each age group is:

   Annual Charge                  Maximum                     Current
   --------------------- --------------------------- --------------------------
   --------------------- ------------- ------------- ------------ -------------
   Ages    60 - 64        1.30% / 4     1.32% / 12    0.90% / 4    0.90% / 12
           65 - 69        0.85% / 4     0.87% / 12    0.60% / 4    0.60% / 12
           70 - 74        0.60% / 4     0.60% / 12    0.50% / 4    0.51% / 12
           75 - 80        0.50% / 4     0.51% / 12    0.40% / 4    0.42% / 12
   --------------------- ------------- ------------- ------------ -------------
   --------------------- ------------------------------------------------------
   Charge Basis                                   GWB
   --------------------- ------------------------------------------------------
   --------------------- ------------- ------------- ------------ -------------
   Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each calendar quarter.
For Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

For Contracts to which this GMWB was added before January 17, 2006, the charge for each age group is:

        Annual Charge           Maximum      Current
        --------------------- ------------ -------------
        --------------------- ------------ -------------
        Ages    60 - 64          1.30%        0.90%
                65 - 69          0.85%        0.60%
                70 - 74          0.60%        0.50%
                75 - 80          0.50%        0.40%
        --------------------- ------------ -------------
        --------------------- --------------------------
        Charge Basis            Investment Divisions
        --------------------- --------------------------
        --------------------- --------------------------
        Charge Frequency                Daily

You pay the applicable percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals are made. But this charge reduction is not available upon the spouse's continuation of the Contract.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this endorsement was added from January 17, 2006 through April 30, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement, even if the For Life Guarantee would become invalid, through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 164. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 164. Also see
"Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

4% For Life Guaranteed Minimum  Withdrawal Benefit  ("LifeGuard 4") Charge.
The charge for this GMWB is expressed as an annual percentage of the GWB and depends on the Owner's age when the endorsement is added to the Contract. For more information about the GWB, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 218. The charge varies by age group. The charge also depends on the endorsement's availability, and the basis for and frequency of its deduction, as explained below. With joint Owners, the charge is based on the older Owner's age. For the Owner that is a legal entity, the charge is based on the Annuitant's age. (With joint Annuitants, the charge is based on the older Annuitant's age.)

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The bonus is available only for Contracts to which this GMWB was added from January 17, 2006 through April 30, 2006.

For Contracts to which this GMWB was added before May 1, 2006 (subject to availability), the charge for each age group is:

   Annual Charge                  Maximum                     Current
   --------------------- --------------------------- --------------------------
   --------------------- ------------- ------------- ------------ -------------
   Ages    50 - 54        0.85% / 4     0.87% / 12    0.65% / 4    0.66% / 12
           55 - 59        0.65% / 4     0.66% / 12    0.50% / 4    0.51% / 12
           60 - 64        0.50% / 4     0.51% / 12    0.35% / 4    0.36% / 12
           65 - 69        0.35% / 4     0.36% / 12    0.25% / 4    0.27% / 12
           70 - 74        0.30% / 4     0.30% / 12    0.20% / 4    0.21% / 12
           75 - 80        0.20% / 4     0.21% / 12    0.15% / 4    0.15% / 12
   --------------------- ------------- ------------- ------------ -------------
   --------------------- ------------------------------------------------------
   Charge Basis                                   GWB
   --------------------- ------------------------------------------------------
   --------------------- ------------- ------------- ------------ -------------
   Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each calendar quarter.
But for Contracts purchased in Washington State, the charge is monthly, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. The charge is prorated, from the endorsement's effective date, to the end of the first quarter or first month after selection. Similarly, the charge is prorated upon termination of the endorsement.

For Contracts to which this GMWB was added before January 17, 2006, the charge for each age group is:

        Annual Charge           Maximum      Current
        --------------------- ------------ -------------
        --------------------- ------------ -------------
        Ages    50 - 54          0.85%        0.65%
                55 - 59          0.65%        0.50%
                60 - 64          0.50%        0.35%
                65 - 69          0.35%        0.25%
                70 - 74          0.30%        0.20%
                75 - 80          0.20%        0.15%
        --------------------- ------------ -------------
        --------------------- --------------------------
        Charge Basis            Investment Divisions
        --------------------- --------------------------
        --------------------- --------------------------
        Charge Frequency                Daily

You pay the applicable percentage charge, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions. The charge may be reduced on the next Contract Anniversary following a birthday that places the Owner (or older Owner, as applicable) in the next age group if no withdrawals are made. But this charge reduction is not available upon the spouse's continuation of the Contract.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. For Contracts to which this endorsement was added from January 17, 2006 through April 30, 2006, we may also change the charge with a step-up, again subject to the applicable maximum annual charge.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement, even if the For Life Guarantee would become invalid, through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 218. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. Upon election of the GMWB, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "4% For Life Guaranteed Minimum Withdrawal Benefit" beginning on page 218. Also see
"Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Death Benefit Charges. There is no additional charge for the Contract's basic death benefit. However, for an additional charge, you may select one of the Contract's available optional death benefits in place of the basic death benefit. Please ask your agent whether there are variations on these benefits in your state or contact our Annuity Service Center. Our contact information is on the cover page of this prospectus.

        If you select the 5% Roll-up Death Benefit (5% Compounded Death Benefit), you will pay 0.45%, subject to a maximum of 0.70% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

        If you select the 4% Roll-up Death Benefit, you will pay 0.30%, subject to a maximum of 0.50% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THE 4% ROLL-UP DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

        If you select the Highest Anniversary Value Death Benefit (Maximum Anniversary Value Death Benefit), you will pay 0.25%, subject to a maximum of 0.40% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

        If you select the Combination 5% Roll-up and Highest Anniversary Value Death Benefit (Combination Death Benefit), you will pay 0.55%, subject to a maximum of 0.80% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.

        If you select the Combination 4% Roll-up and Highest Anniversary Value Death Benefit, you will pay 0.40%, subject to a maximum of 0.60% on new issues, on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THE COMBINATION 4% ROLL-UP AND HIGHEST ANNIVERSARY VALUE DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

For Contracts issued before August 18, 2003, for the 5% Compounded Death Benefit and the Maximum Anniversary Value Death Benefit, you will pay 0.15% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions, and for the Combination Death Benefit, you will pay 0.25% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

Three-Year Withdrawal Charge Period. If you select the optional three-year withdrawal charge period feature, you will pay 0.45% on an annual basis of the average daily net asset value of your allocations to the investment divisions. We stop deducting this charge on the date you annuitize.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Five-Year Withdrawal Charge Period. If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

20% Additional Free Withdrawal Charge. If you select the optional feature that permits you to withdraw up to 20% of premiums (subject to certain exclusions) that are still subject to a withdrawal charge minus earnings during a Contract Year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the date you annuitize.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

        *    (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

        *    (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

Other Expenses. We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC. For more information, please see the "Fund Operating Expenses" table beginning on page 17.

Premium Taxes. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Premium taxes generally range from 0% to 3.5% (the amount of state premium tax, if any, will vary from state to state).

Income Taxes. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

                            DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC ("JNLD"), located at 7601 Technology
Way, Denver, Colorado 80237, serves as the distributor of the Contracts. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company.

Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid up front, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support. They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products. They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct. While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments. Overrides are payments that are designed as consideration for product placement, assets under management and sales volume. Overrides are generally based on a fixed percentage of product sales and currently range from 10 to 50 basis points (0.10% to 0.50%). Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars. Examples of such payments include, but are not limited to, reimbursements for representative training or "due diligence" meetings (including travel and lodging expenses), client prospecting seminars, and business development and educational enhancement items. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.
Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products:

        A G Edwards & Sons
        Centaurus Financial Inc.
        Commonwealth Financial Network
        IFMG Securities
        Inter Securities Inc.
        Invest Financial Corporation
        Investment Centers of America, Inc.
        Lincoln Financial Advisors
        Linsco/Private Ledger Corporation
        Mutual Service Corporation
        National Planning Corporation
        Next Financial Group Inc.
        Raymond James Financial
        Securities America
        SII Investments, Inc.
        Thrivent Investment Management
        UBS Financial Services Inc.
        Wachovia Securities Inc.
        WM Financial Services Inc.
        Woodbury Financial Services Inc.

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products. While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

We may, under certain  circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. If you elect the optional Three-Year Withdrawal Charge Period endorsement, if available, a lower commission may be paid to the registered representative who sells you your Contract than if you elect to purchase the product without that endorsement. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

        *     National Planning Corporation,

        *     SII Investments, Inc.,

        *     IFC Holdings, Inc. d/b/a Invest Financial Corporation,

        *     Investment Centers of America, Inc., and

        *     Curian Clearing LLC

The Distributor also has the following  relationships with the sub-advisers and their affiliates. The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation. National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds. The fees range between 0.30% and 0.45% depending on these factors. In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the "Other Contracts") issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York. Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation. Unaffiliated broker-dealers are also compensated at the standard rates of compensation. The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.


                                    PURCHASES

Minimum Initial Premium:

        *     $5,000 under most circumstances

        *     $2,000 for a qualified plan Contract

Minimum Additional Premiums:

        *     $500 for a qualified or non-qualified plan

        *     $50 for an automatic payment plan

        * You can pay additional premiums at any time during the accumulation phase; however, if the 5% Contract Enhancement is elected, no premium will be accepted after the first Contract Year. Similarly, if the Guaranteed Minimum Accumulation Benefit is elected, no premium will be accepted more than 90 days after the Issue Date of the Contract while the benefit is in effect.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment. There is a $100 minimum balance requirement for each Investment Division and Fixed Account. We reserve the right to restrict availability or impose restrictions on the Fixed Account and the GMWB Fixed Account.

Maximum Premiums:

        * The maximum aggregate premiums you may make without our prior approval is $1 million.

The payment of subsequent premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the enhanced death benefits, any GMIB, the GMAB or any GMWB.

Allocations of Premium. You may allocate your premiums to one or more of the Investment Divisions and Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Investment Division or a Fixed Account is $100. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules.

Although more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time. Additionally, you may not choose to allocate your premiums to the GMWB Fixed Account; however, Contract Value may be automatically allocated to the GMWB Fixed Account according to non-discretionary formulas if you have purchased the optional LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB. For more detailed information regarding LifeGuard Select, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 164. For more detailed information regarding LifeGuard Select with Joint Option, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page *.

We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will return your money.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Optional Contract Enhancements. If you elect one of our optional Contract Enhancements, then at the end of any business day in the first Contract Year when we receive a premium payment, we will credit your Contract Value with an additional 2%, 3%, 4% or 5% of your payment, depending upon which Contract Enhancement you have elected. If the 5% Contract Enhancement is elected, no premium will be accepted after the first Contract Year. There is a charge, described above, that is assessed against the Investment Divisions, the Fixed Account and the GMWB Fixed Account for the Contract Enhancements, and its amount depends upon which Contract Enhancement you elect. We will also impose a Contract Enhancement recapture charge if you

        * make withdrawals in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected),

        *     elect to receive payment under an income option, or

        * return your Contract during the Free Look period. (If you elected the 5% Contract Enhancement and return your Contract during the Free Look period, the entire amount of the Contract Enhancement will be recaptured.)

The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health-related emergencies, withdrawals of earnings, withdrawals in accordance with an additional free withdrawal provision, amounts paid out as death benefits or to satisfy required minimum distributions of the Internal Revenue Code. For purposes of the recapture charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium, based on the completed years (12 months) since the receipt of premiums. (See example 2 in Appendix B for an illustration.) If the withdrawal requested exceeds the required minimum distribution, the recapture charge will be charged on the entire withdrawal amount. We expect to make a profit on these charges for the Contract
Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.

Your  Contract  Value will  reflect any gains or losses  attributable  to a
Contract  Enhancement.   Contract  Enhancements,   and  any  increase  in  value
attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Fixed Account and the GMWB Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years (five for the 2% Contract Enhancement). As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected a Contract Enhancement. We will impose a Contract Enhancement recapture charge if you make withdrawals in the first seven years (five years for the 2% Contract Enhancement) after a first year premium payment. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

If you elect the Contract Enhancement and then make more than relatively small premium payments during Contract Years two through seven (five for the 2% Contract Enhancement), you would likely have a lower Contract Value than if you had not elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to make substantially all of their premium payments in the first Contract Year. Charges for the Contract Enhancement are not assessed after the seventh Contract Year (fifth for the 2% Contract Enhancement).

Accordingly, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement charge. If you make premium payments only in the first Contract Year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected a Contract Enhancement, regardless of investment performance. Contract Values may also be higher if you pay additional premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement charge for less than seven full years (five for the 2% Contract Enhancement).

In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

        *     death benefits computed on the basis of Contract Value;
        * withdrawals taken under the 10% free withdrawal provision (or the 20% Additional Free Withdrawal endorsement, if elected);
        * withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code;
        *     if permitted by your state, withdrawals under our:
              *    Terminal Illness Benefit;
              *    Specified Conditions Benefit; or
              *    Extended Care Benefit.  (See page 80 below.)

You may not elect the 3%, 4% or 5% Contract Enhancement endorsements with the 20% Additional Free Withdrawal option or with the Guaranteed Minimum Accumulation Benefit.

If you purchased your Contract between March 18, 2003 and June 3, 2003, the
3% and 4% Contract Enhancements were not available and the Five-Year Withdrawal Charge Period endorsement could not be elected with the 2% Contract Enhancement.

If you purchased your Contract between June 4, 2003 and August 17, 2003, the three, five and seven year Fixed Account Options were not available if the 3% or 4% Contract Enhancement was selected.

If you purchased your Contract between July 14, 2003 and August 17, 2003, the three, five and seven year Fixed Account Options were not available if the 2% Contract Enhancement was selected.

Capital Protection Program. If you select our Capital Protection Program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account Options are available. There is no charge for the Capital Protection Program. You should consult your Jackson representative with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

For an example of capital protection, assume you made a premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3% per year. We would allocate $9,152 to that Guarantee Period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson receives a premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year. Jackson will allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter Guarantee Periods require allocation of substantially all your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the Guarantee Period.

If you elect the Guaranteed Minimum Accumulation Benefit, the Capital Protection Program will not be available while the Guaranteed Minimum Accumulation Benefit is in effect. In addition, the Capital Protection Program will not be available if you purchase the LifeGuard Select Guaranteed Minimum Withdrawal Benefit or the LifeGuard Select with Joint Option Guaranteed Minimum Withdrawal Benefit.

If you purchased your Contract between June 4, 2003 and August 17, 2003 and you purchased the 3% or 4% Contract Enhancement, the Capital Protection Program was not available.

If you purchased your Contract between July 14, 2003 and August 17, 2003 and you purchased the 2% Contract Enhancement, the Capital Protection Program was not available.

Guaranteed Minimum Accumulation Benefit ("GMAB"). The following description is supplemented by the examples in Appendix D that may assist you in understanding how calculations are made in certain circumstances. For Owners 80 years old and younger on the Contract's Issue Date, a Guaranteed Minimum Accumulation Benefit may be available, which permits you to receive a Guaranteed Value (GV)(as defined below) at the end of a Guarantee Period, regardless of your Contract Value. If you elect this GMAB endorsement, no premium will be accepted more than 90 days after the Issue Date of the Contract while the GMAB is in effect. Also, you may not elect the GMAB in combination with any Contract Enhancement, Guaranteed Minimum Income Benefit (GMIB) or any Guaranteed Minimum Withdrawal Benefit (GMWB). In addition, the GMAB cannot be added after a Contract's Issue Date. Subject to availability, a GMWB may be elected after the GMAB has terminated. The Capital Protection Program is also not available while the GMAB is in effect. We may further limit the availability of this GMAB optional endorsement.

Guaranteed   Value.  This  benefit's  GV  is  the  minimum  Contract  Value guaranteed at the end of the elected Guarantee Period. If you select the GMAB when you purchase your Contract, the GV at the beginning of your Guarantee Period is your initial premium payment, net of any applicable taxes. If the GMAB is re-elected at the end of a Guarantee Period, the GV is generally your Contract Value at the time the new Guarantee Period begins.

The GV will be increased by any subsequent premium payments, net of any applicable premium taxes (subject to a maximum of $5 million). (Please see example 2 in Appendix D for an illustration.) No additional premium payments are allowed more than 90 days after the Contract's Issue Date while the GMAB is in effect.

Partial withdrawals (including Withdrawal Charges and Excess Interest Adjustments) will reduce the GV in the same proportion that the Contract Value was reduced on the date of the withdrawal. This means that, if the Contract Value is less than the GV at the time a partial withdrawal is made, the partial withdrawal may reduce the GV by a dollar amount that is greater than the dollar amount withdrawn. (Please see example 3b in Appendix D for an illustration.) All withdrawals including systematic withdrawals, required minimum distributions prior to the Income Date, withdrawals for asset allocation fees, and free withdrawals will reduce the GV.

For purposes of the GMAB charge, the GV in effect on the date the charge is deducted is equal to the GV at the beginning of the Guarantee Period, increased by any subsequent premium payments and decreased by any subsequent partial withdrawals, as described above. For more information regarding the GMAB charge, please see "Guaranteed Minimum Accumulation Benefit Charge" beginning on page 45.

The GV can never be more than $5 million.

Guarantee Period. The Guarantee Period is the time period at the end of which the GV is guaranteed. The Guarantee Period currently available is ten Contract Years. The Guarantee Period begins on the effective date of the endorsement and ends on the Contract Anniversary corresponding to the end of the Guarantee Period. If you select the GMAB when you purchase your Contract, the effective date is the Contract Issue Date.

Required Allocation. On the endorsement's effective date, we automatically allocate a certain percentage of your premium (if the GMAB is selected when you purchase your Contract) or your Contract Value (if the GMAB is re-elected after the Contract's Issue Date) to the GMAB Fixed Account. The remaining premium or Contract Value will be allocated to the Fixed Account Options and Investment Divisions based on the current premium allocation you have selected for your Contract.

The required allocation percentage for the GMAB Fixed Account is that which is in effect on the effective date of the Guarantee Period and the same allocation percentage remains in effect for the duration of the Guarantee Period. We anticipate the required allocation percentage of premium or Contract Value to the GMAB Fixed Account will generally range from 15% to 40%. The required allocation percentage may vary, however, from this stated range. Generally, when the interest rate credited to the GMAB Fixed Account is higher, the required allocation to the GMAB Fixed Account will be lower. When the interest rate credited to the GMAB Fixed Account is lower, the required allocation to the GMAB Fixed Account is higher.

The required allocation percentage is declared by the Company in advance and may also vary by state. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared required allocation percentage for your state. Our contact information is on the cover page of this prospectus.

Guaranteed Minimum Accumulation Benefit Fixed Account. A certain percentage of the value in your Contract, as explained above, will be allocated to the GMAB Fixed Account in accordance with the required allocation percentage in effect on the effective date of the endorsement. You may not allocate additional monies to this fixed account. The Contract Value in the GMAB Fixed Account is credited with a specific interest rate that is guaranteed and will remain in effect for the entire Guarantee Period. The interest rate is credited daily to the Contract Value in the GMAB Fixed Account so long as the Contract Value is not withdrawn, transferred, or annuitized until the end of the Guarantee Period. The interest rate may vary by state but will never be less than 3%. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMAB Fixed Account interest rate for your state. Our contact information is on the cover page of this prospectus.

An Excess Interest Adjustment may apply to amounts withdrawn, transferred or annuitized from the GMAB Fixed Account prior to the end of the Guarantee Period. The Excess Interest Adjustment reflects changes in the level of interest rates since the beginning of the Guarantee Period. The Excess Interest Adjustment is based on the relationship of the current new business interest rate to the interest rate being credited to you in the GMAB Fixed Account. The current new business interest rate used for this comparison is the interest rate then available on a new Guarantee Period of the same duration, increased by 0.50% per annum. Generally, the Excess Interest Adjustment will increase your GMAB Fixed Account value when current new business rates are lower than the rate then being credited and will decrease your GMAB Fixed Account value when current new business rates are higher than the rate then being credited.

Also, there will be no Excess Interest Adjustment when the current new business interest rate (after the above-mentioned 0.50% increase) is greater than the interest rate you are then being credited by less than 0.50%. This restriction avoids downward adjustments in the GMAB Fixed Account value in situations where the general level of interest rates has declined but the above-mentioned 0.50% increase results in a current new business interest rate that is higher than the rate currently being credited to your GMAB Fixed Account.

There is no Excess Interest Adjustment on: death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; or free withdrawals. In no event will the amount we pay on a total withdrawal from the GMAB Fixed Account be less than the GMAB Fixed Account minimum value.

Quarterly charges deducted across all Fixed Account Options and Investment Divisions are also deducted from the GMAB Fixed Account in accordance with your Contract's provisions. These charges will not reduce the GV. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMAB Fixed Account.

At the end of the Guarantee Period, if the Contract Value is less than the GV, the Company will add additional money to the Contract Value equal to the difference between the GV and the Contract Value. This additional amount will be allocated within the Contract based on the current premium allocation for the Contract. The GMAB will be automatically terminated unless a written request for re-election of the GMAB has been received by our Annuity Service Center in good order within 30 days prior to the Contract Anniversary corresponding to the end of the Guarantee Period. If the GMAB is terminated, the GMAB Fixed Account value will be transferred to the Fixed Account Options and Investment Divisions based on the current premium allocation for the Contract.

Re-election. The GMAB may not be re-elected if any Owner is older than 80 years on the effective date of re-election or if the GMAB is no longer offered. If the GMAB is re-elected, the Contract Value will be rebalanced to meet the current GMAB Fixed Account allocation requirements. The GV will be re-set to equal the Contract Value adjusted for any applicable Excess Interest Adjustment on amounts transferred from Fixed Account Options and a new Guarantee Period will be established. In determining the GV, a negative Excess Interest Adjustment associated with any transfer from a Fixed Account Option will reduce the GV as well as the Contract Value. The GV can never be more than $5 million. The required allocation percentage for the GMAB Fixed Account and the GMAB Fixed Account interest rate will be those in effect on the effective date of re-election. The effective date of re-election is the Contract Anniversary corresponding to the end of the previous Guarantee Period.

Transfers. While the GMAB is in effect, transfers between Investment Divisions and Fixed Account Options are still permitted in accordance with your Contract. The Company will automatically transfer amounts to or from the GMAB Fixed Account, as applicable, upon election, re-election, or termination of the GMAB.

Upon re-election, any amount required to be transferred from the Investment Divisions and/or Fixed Account Options to the GMAB Fixed Account will be equal to the required allocation percentage for the GMAB Fixed Account multiplied by the current value of each Investment Division and Fixed Account Option, unless the Owner specifies otherwise. The amount applied to the GMAB Fixed Account on transfers from a Fixed Account Option will be adjusted for any applicable Excess Interest Adjustment under that option. As a result, after the Excess Interest Adjustment, the GMAB Fixed Account value immediately following the transfer may be more or less than the required allocation percentage for the GMAB Fixed Account multiplied by the Contract Value before the Excess Interest Adjustment.

Transfers to or from the GMAB Fixed Account will not count against your Contract's 15 free transfers provision. The Company will not transfer funds in or out of the GMAB Fixed Account during the Guarantee Period. Likewise, you may not elect transfers to or from the GMAB Fixed Account during the Guarantee Period.

Subsequent Premiums. If the GMAB is elected on the Contract's Issue Date, all premium received within 90 days of the Issue Date will be subject to the required allocation percentage for the GMAB Fixed Account determined at issue. All allocations to the GMAB Fixed Account will be added to the same GMAB Fixed Account. In other words, only one GMAB Fixed Account will exist on a single Contract at a time. As a result, these subsequent allocations will have the same credited rate and period ending date as the initial Premium. Interest credited in the GMAB Fixed Account on subsequent Premiums is credited daily from the date of receipt.

The GV will be increased by any subsequent premium payments, net of any applicable premium taxes (subject to a maximum of $5 million). (Please see example 2 in Appendix D for an illustration.)

No additional premium payments are allowed more than 90 days after the Contract's Issue Date while the GMAB is in effect.

Partial Withdrawals. Unless you specify otherwise, partial withdrawals (including applicable charges and adjustments) will be taken proportionately from the GMAB Fixed Account, Fixed Account Options and Investment Divisions. The percentage of the partial withdrawal taken from the GMAB Fixed Account cannot exceed the ratio of the GMAB Fixed Account value to the Contract Value. Withdrawal Charges and Excess Interest Adjustments may apply to withdrawals.

Partial withdrawals (including Withdrawal Charges and Excess Interest Adjustments) will reduce the GV in the same proportion that the Contract Value was reduced on the date of the withdrawal. This means that, if the Contract Value is less than the GV at the time a partial withdrawal is made, the partial withdrawal may reduce the GV by a dollar amount that is greater than the dollar amount withdrawn. (Please see example 3b in Appendix D for an illustration.) All withdrawals including systematic withdrawals, required minimum distributions prior to the Income Date, withdrawals for asset allocation fees, and free withdrawals will reduce the GV.

While the GMAB is in effect, systematic withdrawals are only allowed on a pro-rata basis including all investment options (including the GMAB Fixed Account) or, in the alternative, may be requested from specified investment options, excluding the GMAB Fixed Account.

Spousal Continuation. If any Owner dies before a Contract with the GMAB is annuitized, the Contract's death benefit is still payable; however, the GMAB terminates without value. Alternatively, the Contract allows a Beneficiary who is a deceased Owner's spouse to continue the Contract, retaining all rights previously held by the Owner. If the spouse continues the Contract and the GMAB endorsement applies to the Contract, the GMAB will continue and no adjustment will be made to the GV at the time of continuation. The Guarantee Period will continue to be based on the original effective date or re-election date, as applicable. Contract Years and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. The spouse may elect to terminate the GMAB upon written request in good order on or after the seventh Contract Anniversary.

Termination. The GMAB endorsement terminates subject to a prorated GMAB charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges plus or minus any Excess Interest Adjustments and not the GV you would have received under the GMAB at the end of the Guarantee Period. The GMAB also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); the date the Contract Value equals zero; the date our Service Center receives a written request in good order from you to terminate the GMAB on or after the seventh Contract Anniversary; or at the end of the Guarantee Period, unless the GMAB is re-elected by you.

Upon  termination of the GMAB either at the end of the Guarantee  Period or at the time of your request on or after the seventh Contract Anniversary, the GMAB Fixed Account value (adjusted for any applicable Excess Interest
Adjustment) will be transferred to the Fixed Account Options and Investment Divisions based on the current premium allocation for the Contract.

Contract Value Is Zero. If, while the GMAB is in effect, your Contract Value is reduced to zero as the result of the deduction of contract charges, the GV will be paid automatically to you and the GMAB will terminate. In addition, all other rights under your Contract cease, as your Contract and all other optional endorsements will terminate without value. The GV will be paid in a lump sum within 60 days after the termination date.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "Accumulation Unit." During the income phase we use a measure called an "Annuity Unit."

Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

        * determining the total amount of assets held in the particular Investment Division;
        * subtracting any asset-based charges and taxes chargeable under the Contract; and
        *     dividing this amount by the number of outstanding Accumulation
              Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day. The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

                  TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable Excess Interest Adjustment. There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account. If a renewal occurs within one year of the Income Date, we will continue to credit interest up to the Income Date at the then Current Interest Rate for the applicable Fixed Account Option. You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Restrictions on Transfers: Market Timing. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

        *     limiting the number of transfers over a period of time;
        *     requiring a minimum time period between each transfer;
        * limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
        *     limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding  round  trip  transfers,   we  will  allow  redemptions  from  an
Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, the GMWB Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

                       TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jnl.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above. Our Annuity Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnl.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon   notification   of  the  Owner's   death,   any  telephone   transfer
authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

                              ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

         *     by making either a partial or complete withdrawal,
         *     by electing the Systematic Withdrawal Program,
         *     by electing a Guaranteed Minimum Withdrawal Benefit, or
         *     by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment. For more information about withdrawal charges, please see "Withdrawal Charge" beginning on page 41.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions, Fixed Account Options, GMAB Fixed Account and GMWB Fixed Account based on the proportion their respective values bear to the Contract Value. If you are specific in your withdrawal request, please know that, for Contracts with the GMAB, the percentage of the partial withdrawal taken from the GMAB Fixed Account cannot exceed the ratio of the GMAB Fixed Account value to the Contract Value. Similarly, for Contracts with the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal. If your Contract contains the GMAB, LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, any systematic withdrawal request for a specified dollar amount or specified percentage from a particular Investment Division, the Fixed Account or the GMWB Fixed Account will be limited in that such withdrawals cannot be made from the GMAB Fixed Account or the GMWB Fixed Account. If you wish your systematic withdrawal to include amounts allocated to the GMAB Fixed Account or the GMWB Fixed Account, your systematic withdrawal must be taken proportionally from all of the allocations (to the Investment Divisions, the GMWB Fixed Account and the Fixed Account, including the GMAB Fixed Account) based on their respective values in relation to the Contract Value.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Annuity Service Center for more information. Our contact information is on the cover page of this prospectus. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see "TAXES" beginning on page 242.

Waiver of Withdrawal and Recapture Charges for Certain Emergencies. We will waive the withdrawal charge (withdrawals from the Investment Divisions, the Fixed Account and the GMWB Fixed Account), but not any Excess Interest Adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

        * Terminal Illness Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness that will result in your death within 12 months;
        * Specified Conditions Benefit, under which you may make a one-time withdrawal of up to 25% (for joint Owners, this benefit applies to each of them for 12 1/2%) of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account with no withdrawal charge or recapture charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions:
                   *   Heart attack
                   *   Stroke
                   *   Coronary artery surgery
                   *   Life-threatening cancer
                   *   Renal failure or
                   *   Alzheimer's disease; and
        * Extended Care Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

You may exercise these benefits once under your Contract.

Optional Three-Year Withdrawal Charge Period. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a three-year withdrawal period with withdrawal charges in contribution years one through three of 7.5%, 6.5% and 5%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.45% of average daily net asset value of your allocations to the Investment Divisions. If you elect the optional Three-Year Withdrawal Charge Period endorsement, a lower commission will be paid to the registered representative who sells you your Contract than if you elect to purchase the product without that endorsement. You may not elect this option if you elect the Five-Year Withdrawal Charge endorsement or the 20% Additional Free Withdrawal endorsement.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Optional Five-Year Withdrawal Charge Period. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 8%, 7%, 6%, 4% and 2%, respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.30% of average daily net asset value of your allocations to the Investment Divisions.

The charges for the Five-Year or Three-Year Withdrawal Charge Period options continue for as long as one holds the Contract. The potential benefits of those options normally will persist for no more than four to six years, depending on performance (the greater the performance the less the benefit) and payment patterns (large subsequent payments in relation to the initial payment make the benefits persist for a longer time than for a Contract where only the initial payment is made). In the case of some surrenders in the third Contract year, the Five-Year Withdrawal Charge Period does not provide a benefit and may even impose a small detriment.

If you purchased your Contract between March 18, 2003 and August 17, 2003, the Five-Year Withdrawal Charge Period endorsement could not be elected with the 2% Contract Enhancement.

If  you  purchased  your  Contract  prior  to May 1,  2006,  the  Five-Year
Withdrawal Charge Period option could not be elected with the Three-Year Withdrawal Charge Period option.

20% Additional Free Withdrawal. If you elect the 20% Additional Free Withdrawal endorsement, you may withdraw an additional 20% of premiums that are subject to a withdrawal charge (subject to certain exclusions), minus earnings, during a Contract Year without a withdrawal charge and you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. This endorsement will replace the 10% Additional Free Withdrawal endorsement. The 20% Additional Free Withdrawal endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals. The 20% Additional Free Withdrawal endorsement provides extra liquidity in any market environment but, when it is elected in combination with any GMWB, taking full advantage of the endorsement may have an adverse effect on the GMWB if the withdrawal exceeds the GAWA, as a withdrawal in excess of the GAWA may always reduce the GAWA and potentially limit the benefits available. In fact, any time you use the 20% Additional Free Withdrawal endorsement when the amount of the withdrawal exceeds the GAWA and the Contract Value is less than the GWB, it is disadvantageous. You may not elect this option if you elect the 3%, 4% or 5% Contract Enhancement endorsements or if, prior to May 1, 2006, you elected the Three-Year Withdrawal Charge Period option.

Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs. Moreover, the GMWB does not assure that you will receive any return on your investments. The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation. Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns. The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up. However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with  Bonus and  Annual  Step-Up  and the Joint For
Life GMWB with Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up are available only to spouses and differ from the For Life GMWB with Bonus and Annual Step-Up without the Joint Option and the For Life GMWB with Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (which are available to spouses and unrelated parties) and enjoy the following advantages:

        * If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective. (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up" subsection beginning on page * and the "Joint For Life GMWB with Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" subsection beginning on page *.)

        * If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

The Joint For Life GMWBs have a higher charge than the respective For Life GMWBs without the Joint Option.

Guaranteed  Minimum  Withdrawal  Benefit Important Special  Considerations.
Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the date on which the Owner attains age 90 under a non-qualified Contract, unless otherwise approved by the Company, or such earlier date as required by the applicable qualified plan, law or regulation.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your Jackson representative whether a GMWB is even suitable for you. Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date. Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize. To the extent that we can extend the Latest Income Date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation. After you have consulted your financial and tax advisors you will need to contact us to request an extension of the Latest Income Date. Please also see "Extension of Latest Income Date" beginning on page 244 for further information regarding possible adverse tax consequences of extending the Latest Income Date.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution.

7%  Guaranteed  Minimum  Withdrawal  Benefit   ("SafeGuard  7  Plus").  The
following  description is  supplemented  by some examples in Appendix E that may
assist  you  in   understanding   how  the  calculations  are  made  in  certain
circumstances.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 7% GMWB may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. The 7% GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We may limit the availability of this optional endorsement. Once selected, the 7% GMWB cannot be canceled. If you select the 7% GMWB when you purchase your Contract, your net premium payment will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 7% GMWB may also be selected after the Issue Date within 30 days before any Contract Anniversary. If you select the 7% GMWB after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix E). The GWB can never be more than $5 million (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount. Upon selection, the GAWA is equal to 7% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 7%. However, withdrawals are not cumulative. If you do not take 7% in one Contract Year, you may not take more than 7% the next Contract Year. If you withdraw more than 7%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 7% GMWB, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 7% of the net premium payment or 7% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s) and even reset to the then current Contract Value, likely reducing the GAWA, too. Withdrawals greater than GAWA impact the GAWA differently, depending on when you selected the 7% GMWB, because the calculation is different. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix E illustrate the impact of such withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

        * the GWB prior to the partial withdrawal less the partial withdrawal; or
        *     zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

        * the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
        * the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

        *     the GAWA prior to the partial withdrawal; or
        *     the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

        *     the GAWA prior to the partial withdrawal, or
        *     the GWB after the partial withdrawal,

                              - or -

        For Contracts to which this endorsement was added on and after May 2, 2005, 7% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

        For Contracts to which is endorsement was added before May 2, 2005, 7% of the greater of:

            1. the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
            2.      the GWB after the partial withdrawal.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract.

For certain tax-qualified Contracts to which the 7% GMWB is added on and after January 17, 2006 (subject to availability), withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) are allowed, under certain circumstances, to meet the Contract's required minimum distribution (RMD) under the Internal Revenue Code (Code), and the endorsement's guarantees will not be compromised. Otherwise, the GWB and GAWA could be adversely recalculated, as described above.

Required Minimum Distribution Calculations. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 7% GMWB, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

        Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

        If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

        The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

        If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating the GMWB in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 7% GMWB ultimately suits your needs relative to your RMD.

Step-Up. In the event Contract Value is greater than the GWB, the 7% GMWB allows the GWB to be reset to Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                              --------------------------------------------------
                              The GWB equals Contract Value.
With a Step-Up -
                              The GAWA is recalculated, equaling the greater of:
                                  *     7% of the new GWB; Or
                                  *     The GAWA before the Step-Up.
                              --- ----- ----------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after the 7% GMWB is added to the Contract.

        * For Contracts to which the 7% GMWB was added before January 17, 2006, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

A Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Spousal Continuation. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add the 7% GMWB to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date. The 7% GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

If the spouse continues the Contract and the 7% GMWB endorsement already applies to the Contract, the 7% GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Your spouse may elect to "step-up" on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon "step-up" is the Contract Value, including any adjustments applied on the continuation date. Any subsequent "step-up" must follow the "step-up" restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

Termination. The 7% GMWB endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 7% GMWB. The 7% GMWB also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if permitted - whichever occurs first.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

        Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. The purchase of the 7% GMWB may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 7% GMWB.

Conversion. You may convert this 7% GMWB to the 5% GMWB With Annual Step-Up (AutoGuard 5); the 6% GMWB With Annual Step-Up (AutoGuard 6); the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom); or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary five years after the later of your endorsement's effective date or last Step-Up. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With conversion, the GWB is recalculated based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 7% GMWB that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix E.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. The charge of the new benefit will be higher than that currently charged for this 7% GMWB. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future.

There are several important factors to consider when deciding whether to convert your 7% GMWB. Converting to AutoGuard 5 or AutoGuard 6 may be advantageous if you desire annual Step-Ups of the GWB for a period of no less than 12 years rather than Step-Ups every five years. The annual Step-Ups may result in a higher GWB and, subsequently, a higher GAWA. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit. You will also be receiving a lower GAWA percentage of 5% for AutoGuard 5, or 6% for AutoGuard 6, instead of the current 7% you are receiving under your 7% GMWB, and this may result in a consistently lower GAWA if the GWB does not increase upon the Step-Ups.

Converting your 7% GMWB to LifeGuard Freedom or LifeGuard Freedom with Joint Option may be advantageous if you desire annual Step-Ups of the GWB for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income verses a return of premium guarantee. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. You may also be receiving a lower GAWA percentage under LifeGuard Freedom or LifeGuard Freedom with Joint Option instead of the current 7% you are receiving under your 7% GMWB. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 59 1/2 for LifeGuard Freedom or the youngest Covered Life's attained age of 59 1/2 for LifeGuard Freedom with Joint Option.

Finally, the new GWB upon any conversion of your 7% GMWB would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion.

Please consult your representative to be sure whether a conversion is right for you. Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up ("SafeGuard Max"). The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the Step-Ups. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earlier of:

        *       The Owner's (or any joint Owner's) death;


        Or

        * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                  The GWB is the guaranteed amount available for future periodic withdrawals.

        PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity
- to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                          --------------------------------------------------------------------

        When this GMWB is added to the    The GWB equals initial premium net of any applicable premium taxes.
        Contract on the Issue
        Date -

                                          The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                          percentage table below.
                                          --------------------------------------------------------------------


                                          --------------------------------------------------------------------

        When this GMWB is added to the    The GWB equals Contract Value less the recapture charge on any
        Contract on any Contract          Contract Enhancement.
        Anniversary -

                                          The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                          percentage table below.
                                          --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, this GMWB might be continued by a spousal Beneficiary. Please see the "Spousal Continuation" subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) The GAWA percentage for each age group is:

                               Ages             GAWA Percentage
                        ------------------- ------------------------
                        ------------------- ------------------------
                              0 - 74                  7%
                             75 - 79                  8%
                             80 - 84                  9%
                               85+                    10%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------

When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *   Zero.
than or equal to the greater of
the GAWA or RMD, as applicable -  The GAWA is recalculated, equaling the lesser of:
                                        *   The GAWA before the withdrawal; Or
                                        *   The GWB after the withdrawal.
                                  -----------------------------------------------------------------

You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------

When a withdrawal, plus all       The GWB is recalculated, equaling the lesser of:
prior withdrawals in the                *   Contract Value after the withdrawal less any recapture
current Contract Year, exceeds              charge on any Contract Enhancement; Or
the greater of the GAWA or RMD,         *   The greater of the GWB before the withdrawal less the
as applicable -                             withdrawal, or zero.

                                  The GAWA is recalculated, equaling the lesser of:
                                      *   The GAWA before the withdrawal; Or
                                      *   The GWB after the withdrawal; Or
                                      *   The GAWA percentage multiplied by the Contract Value
                                          after the withdrawal less any recapture charge on any
                                          Contract Enhancement.
                                  --- --- ----------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                 -------------------------------------------------------------------

With each subsequent premium     The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -        net of any applicable premium taxes.

                                 If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
                                    *   The GAWA percentage multiplied by the subsequent premium
                                        payment net of any applicable premium taxes; Or
                                    *   The GAWA percentage multiplied by the increase in the GWB
                                        - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                        ----------------------------------------------------------------------------

With a Step-Up -        The GWB equals Contract Value (subject to a $5 million maximum).

                        If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
                             *  The GAWA percentage multiplied by the new GWB, Or
                             *  The GAWA prior to Step-Up.
                        ---- -- --------------------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

                                 -------------------------------------------------------------------

After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -
                                    *   The GWB before the payment less the payment; Or
                                    *   Zero.
                                 The GAWA is recalculated, equaling the lesser of:
                                    *   The GAWA before the payment; Or
                                    *   The GWB after the payment.
                                 -- --- ------------------------------------------------------------

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add this GMWB to the Contract within the 30 days prior to any Contract
Anniversary following the continuation date of the original Contract's Issue Date. This GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB. Your spouse may elect to Step-Up on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon Step-Up is the Contract Value, including any adjustments applied on the continuation date. Any subsequent Step-Up must follow the Step-Up restrictions listed above
(Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

                   In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        *     The first date both the GWB and the Contract Value equals zero; or

        * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

        Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB. The GAWA percentage will not change after election of this option.

        This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% Guaranteed Minimum  Withdrawal  Benefit With Annual Step-Up  ("AutoGuard
5"). The following description is supplemented by the examples in Appendix E that may assist you in understanding how calculations are made in certain circumstances. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. The 5% GMWB With Annual Step-Up is not available on a Contract that already has a GMWB (one GMWB only per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB With Annual Step-Up cannot be canceled. If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 5% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix E). The GWB can never be more than $5 million (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future. In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, too. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix E illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5, and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "Required Minimum Distribution Calculations" below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:

        * the GWB prior to the partial withdrawal less the partial withdrawal; or

        *     zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

        *     the GAWA prior to the partial withdrawal; or

        *     the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract on or after December 3, 2007, the GWB is equal to the greater of:

        * the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

        *     zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract on or after December 3, 2007, the GAWA is equal to the lesser of:

        * the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or

        *     the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

        *     the total amount of the current partial withdrawal, or

        * the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract before December 3, 2007, the GWB is equal to the lesser of:

        * the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

        * the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract before December 3, 2007, the GAWA is equal to the lesser of:

        *     the GAWA prior to the partial withdrawal, or

        *     the GWB after the partial withdrawal, or

        * 5% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

Required Minimum Distribution Calculations. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB With Annual Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

        Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD requirements for calendar years 2006 and 2007 are $14 and $16, respectively.

        If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

        The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

        If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples   that  are   relevant   specific  to   tax-qualified   Contracts,
illustrating the GMWB in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 5% GMWB With Annual Step-Up ultimately suits your needs relative to your RMD.

Step-Up.  Step-Ups  with the 5% GMWB With Annual  Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the greater of 5% of the new GWB or GAWA before step-up. Step-Ups occur automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Spousal Continuation.  If you die before annuitizing a Contract with the 5%
GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-Ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination. The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up. The 5% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); upon the first date both the GWB and Contract Value equal zero; or upon conversion, if available - whichever occurs first.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

        Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

Conversion. You may convert this 5% GMWB With Annual Step-Up to the 6% GMWB
With Annual Step-Up (AutoGuard 6); the For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom); or the Joint For Life GMWB With Bonus and Annual Step-Up (LifeGuard Freedom with Joint Option). Conversion may reduce the dollar amount of your withdrawals available under the new benefit versus the old benefit because the recalculated GWB under the new benefit takes into account any negative investment performance under your Contract. For conversion, the new benefit must be available at the time of election and you must meet the eligibility requirements for the new benefit. Conversion is permitted on any Contract Anniversary two years after your endorsement's effective date. A request in Good Order for conversion is due 30 days before a Contract Anniversary for the conversion to take effect on the Contract Anniversary.

With  conversion,  the GWB is  recalculated  based on Contract Value at the time of conversion. This Contract Value is determined after the deduction of any charges for the 5% GMWB With Annual Step-Up that are due upon termination of the original endorsement. Since the Contract Value includes any previously applied
Contract Enhancement, we subtract any applicable recapture charge from the Contract Value to calculate the new GWB under the new endorsement; therefore, in calculating the new GWB, a recapture charge associated with any Contract Enhancement will reduce the new GWB below the Contract Value at conversion. (See Example 1c in Appendix E.) Regarding your GAWA, a new GAWA is determined according to the rules under the new endorsement. We will send you the new endorsement. Upon conversion, all conditions, rules, benefits, charges and limitations of the new optional withdrawal benefit will apply to you. The charge of the new benefit will be higher than that currently charged for this 5% GMWB With Annual Step-Up. Conversion is not a right under the Contract or endorsement. We currently allow conversions, and we may discontinue doing so at any time in the future.

There are several important factors to consider when deciding whether to convert your 5% GMWB With Annual Step-Up. Converting to AutoGuard 6 may be advantageous if you desire a higher GAWA percentage of 6%, which is allowed under AutoGuard 6, as opposed to your current GAWA percentage of 5%. However, as stated above, you will be increasing the cost of your GMWB when converting to the new benefit.

Converting your 5% GMWB With Annual Step-Up to LifeGuard Freedom or LifeGuard Freedom with Joint Option may be advantageous if you desire annual Step-Ups of the GWB for the life of the Contract (so long as the Contract is in the accumulation phase), and the bonus provision that may increase your GWB if no withdrawals are taken over a certain period, even if the GWB does not increase upon the Step-Ups. It would also be advantageous if you desire lifetime income verses a return of premium guarantee. Depending on the age at which you convert, you may also increase your GAWA percentage and GAWA. However, again, you will be increasing the cost of your GMWB when converting to the new benefit. Additionally, the For Life Guarantee is not effective until the Contract Anniversary on or immediately following the Owner's (or with joint Owners, the oldest Owner's) attained age of 59 1/2 for LifeGuard Freedom or the youngest Covered Life's attained age of 59 1/2 for LifeGuard Freedom with Joint Option.

Finally, the new GWB upon any conversion of your 5% GMWB With Annual Step-Up would be equal to the Contract Value at the time of the conversion. As a result, if the GWB in your current GMWB is higher than your Contract Value, your GWB will decrease upon conversion. In addition, the new GAWA will be based on the new GWB of the new benefit after conversion.

Please consult your representative to be sure whether a conversion is right for you.

6% Guaranteed Minimum  Withdrawal  Benefit With Annual Step-Up  ("AutoGuard
6"). The following description is supplemented by the examples in Appendix E that may assist you in understanding how calculations are made in certain circumstances. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 6% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. The 6% GMWB With Annual Step-Up is not available on a Contract that already has a GMWB (one GMWB only per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We may further limit the availability of this optional endorsement. Once selected, the 6% GMWB With Annual Step-Up cannot be canceled. If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 6% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix E). The GWB can never be more than $5 million (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 6% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%. However, withdrawals are not cumulative. If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year. If you withdraw more than 6%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 6% of the net premium payment or 6% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future. In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, too. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix E illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5, and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "Required Minimum Distribution Calculations" below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:

        * the GWB prior to the partial withdrawal less the partial withdrawal; or

        *     zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

        *     the GAWA prior to the partial withdrawal; or

        *     the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract on or after December 3, 2007, the GWB is equal to the greater of:

        * the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

        *     zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract on or after December 3, 2007, the GAWA is equal to the lesser of:

        * the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or

        *     the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

        *     the total amount of the current partial withdrawal, or

        * the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract before December 3, 2007, the GWB is equal to the lesser of:

        * the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or

        * the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, and this endorsement was added to your Contract before December 3, 2007, the GAWA is equal to the lesser of:

        *     the GAWA prior to the partial withdrawal, or

        *     the GWB after the partial withdrawal, or

        * 6% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

Required Minimum Distribution Calculations. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 6% GMWB With Annual Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

        Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD requirements for calendar years 2006 and 2007 are $14 and $16, respectively.

        If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

        The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

        If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples   that  are   relevant   specific  to   tax-qualified   Contracts,
illustrating the GMWB in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 6% GMWB With Annual Step-Up ultimately suits your needs relative to your RMD.

Step-Up.  Step-Ups  with the 6% GMWB With Annual  Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the greater of 6% of the new GWB or GAWA before step-up. Step-Ups occur automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Spousal Continuation.  If you die before annuitizing a Contract with the 6%
GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-Ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination. The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up. The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract) or upon the first date both the GWB and Contract Value equal zero - whichever occurs first.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

        Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

5% Guaranteed Minimum Withdrawal Benefit Without Step-Up ("MarketGuard 5").
The following description is supplemented by some examples in Appendix E that may assist you in understanding how calculations are made in certain circumstances. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB without Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. The 5% GMWB without Step-Up is not available on a Contract that already has a GMWB (one GMWB only per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit
(GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB without Step-Up cannot be canceled. If you select the 5% GMWB without Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 5% GMWB without Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB without Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix E). The GWB can never be more than $5 million, and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (see below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA may be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB without Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA may be lower in the future. In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s) and even reset to the then current Contract Value, likely reducing the GAWA, too. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix E illustrate the impact of such withdrawals.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA, the GWB is equal to the greater of:

        * the GWB prior to the partial withdrawal less the partial withdrawal; or
        *     zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GWB is equal to the lesser of:

        * the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the partial withdrawal; or
        * the greater of the GWB prior to the partial withdrawal less the partial withdrawal or zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA, the GAWA is the lesser of:

        *     the GAWA prior to the partial withdrawal; or
        *     the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA, the GAWA is equal to the lesser of:

        *     the GAWA prior to the partial withdrawal; or
        *     the GWB after the partial withdrawal; or
        * 5% of the Contract Value after the partial withdrawal, less any applicable recapture charges remaining after the withdrawal.

For purposes of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

For certain tax-qualified Contracts, the 5% GMWB without Step-Up allows for withdrawals greater than GAWA to meet the required minimum distribution (RMD) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description.

Required Minimum Distribution Calculations. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB Without Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

        Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD requirements for calendar years 2006 and 2007 are $14 and $16, respectively.

        If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

        The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

        If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating the GMWB in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 5% GMWB Without Step-Up ultimately suits your needs relative to your RMD.

Spousal Continuation.  If you die before annuitizing a Contract with the 5%
GMWB without Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB without Step-Up endorsement already applies to the Contract, the 5% GMWB without Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB without Step-Up, if the 5% GMWB without Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination. The 5% GMWB without Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB without Step-Up. The 5% GMWB without Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract) or upon the first date both the GWB and Contract Value equal zero- whichever occurs first.

Contract Value Is Zero. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

Annuitization. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

        Fixed Payment Income Option. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. The purchase of the 5% GMWB without Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB without Step-Up.

5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up ("LifeGuard Protector"). The following description of this GMWB is supplemented by the examples in Appendix E, particularly examples 6 and 7 for the Step-Ups and example 9 for the For Life guarantees.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

                The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint owners that are spouses, as described below.

                For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

                So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     Or

     * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 -----------------------------------------------

When this GMWB is added to the   The GWB equals initial premium net of any
Contract on the Issue            applicable premium taxes.
Date -

                                 The GAWA equals 5% of the GWB.
                                 -----------------------------------------------


                                 -----------------------------------------------

When this GMWB is added to the   The GWB equals Contract Value less the
Contract on any Contract         applicable recapture charge on any Contract
Anniversary -                    Enhancement.

                                 The GAWA equals 5% of the GWB.
                                 -----------------------------------------------

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

Withdrawals.   Withdrawals   may  cause   both  the  GWB  and  GAWA  to  be
recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ----------------------------------------------

When a withdrawal, plus all       The GWB is recalculated, equaling the greater
prior withdrawals in the          of:
current Contract Year, is less          *     The GWB before the withdrawal less
than or equal to the greater of                the withdrawal; Or
the GAWA or RMD, as applicable -        *     Zero.
                                  The GAWA:
                                        *     Is unchanged while the For Life
                                              Guarantee is in effect; Otherwise
                                        *     Is recalculated, equaling the
                                              lesser of the GAWA before the
                                              withdrawal, or the GWB after the
                                              withdrawal.
                                  ----------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

                                  ----------------------------------------------

When a withdrawal, plus all       The GWB is recalculated, equaling the lesser
prior withdrawals in the          of:
current Contract Year, exceeds          *     Contract Value after the
the greater of the GAWA or RMD,               withdrawal less any recapture
as applicable -                               charge on any Contract
                                              Enhancement; Or
                                        *     The greater of the GWB before the
                                              withdrawal less the withdrawal, or
                                              zero.

                                  The GAWA is recalculated, equaling the lesser of:
                                        *     5% of the Contract Value after the
                                              withdrawal less the recapture
                                              charge on any Contract
                                              Enhancement; Or
                                        *     The greater of 5% of the GWB after
                                              the withdrawal, or zero.
                                  ----------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.


--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

        Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is
        $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

        If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

        The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

        If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                 -------------------------------------------------------------------

With each subsequent premium     The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -        net of any applicable premium taxes.

                                 The GAWA is also recalculated, increasing by:
                                    *   5% of the premium net of any applicable premium taxes; Or
                                    *   5% of the increase in the GWB - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate.  We also reserve the right to refuse subsequent premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up").  Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                                 -------------------------------------------------------------------

With a Step-Up -                  The GWB equals Contract Value.

                                 The GAWA is recalculated, equaling the greater of:
                                    *   5% of the new GWB; Or
                                    *   The GAWA before the Step-Up.
                                 -------------------------------------------------------------------

Step-Ups  occur   automatically   upon  each  of  the  first  ten  Contract
Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

                                 -------------------------------------------------------------------

After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -            *   The GWB before the payment less the payment; Or
                                    *   Zero.
                                 The GAWA:
                                    *   Is unchanged so long as the For Life Guarantee is in
                                        effect; Otherwise
                                    *   Is recalculated, equaling the lesser of the GAWA before,
                                        or the GWB after, the payment.
                                 -------------------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                   *   Upon the Owner's death, the For Life Guarantee is void.

                   * Only the GWB is payable while there is value to it (until depleted).

                   * Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.

                   * Contract Anniversaries will continue to be based on the Contract's Issue Date.

        *     Continue the Contract without this GMWB (GMWB is terminated).

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up ("LifeGuard Advantage"). The following description of this GMWB is supplemented by the examples in Appendix E, particularly examples 6 and 7 for the Step-Ups, example 8 for the bonus and example 9 for the For Life guarantees.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

    * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

           The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

           The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 60th birthday (or with joint Owners, the oldest Owner's 60th birthday). If the Owner (or oldest Owner) is 60 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

           If this GMWB was added to your Contract prior to December 3, 2007, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

           So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     Or

    * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

           The GWB is the guaranteed amount available for future periodic withdrawals.

    * With this GMWB, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, including any bonus opportunity, are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA equals 5% of the GWB.


                                --------------------------------------------------------------------

                                --------------------------------------------------------------------

When this GMWB is added to the   The GWB equals Contract Value less the applicable recapture charge
Contract on any Contract         on any Contract Enhancement.
Anniversary -
                                 The GAWA equals 5% of the GWB.
                                --------------------------------------------------------------------

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

Withdrawals.   Withdrawals   may  cause   both  the  GWB  and  GAWA  to  be
recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMDs without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------

When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *    The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *    Zero.
than or equal to the greater of
the GAWA or RMD, as applicable -  The GAWA:
                                        *    Is unchanged while the For Life Guarantee is in effect;
                                             Otherwise
                                        *    Is recalculated, equaling the lesser of the GAWA before
                                             the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------

When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB prior to the partial withdrawal, first reduced
current Contract Year, exceeds              dollar-for-dollar for any portion of the partial
the greater of the GAWA or RMD,             withdrawal not defined as an Excess Withdrawal (see
as applicable, and this                     below), then reduced in the same proportion that the
endorsement was added to your               Contract Value is reduced by the Excess Withdrawal; Or
Contract on or after December           *   Zero.
3, 2007 -
                                  The GAWA is recalculated as follows:
                                        *   If the For Life Guarantee is in force, the GAWA prior to
                                            the partial withdrawal is reduced in the same proportion
                                            that the Contract Value is reduced by the Excess
                                            Withdrawal.
                                        *   If the For Life Guarantee is not in force, the GAWA is
                                            equal to the lesser of:
                                                o  The GAWA prior to the partial withdrawal
                                                   reduced in the same proportion that the
                                                   Contract Value is reduced by the Excess
                                                   Withdrawal, Or
                                                o  The GWB after the withdrawal.
                                  ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

        *     The total amount of the current partial withdrawal, Or

        * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the lesser of:
prior withdrawals in the                *   Contract Value after the withdrawal less any recapture
current Contract Year, exceeds              charge on any Contract Enhancement; Or
the greater of the GAWA or RMD,         *   The greater of the GWB before the withdrawal less the
as applicable, and this                     withdrawal, or zero.
endorsement was added to your
Contract before December 3,       The GAWA is recalculated, equaling the lesser of:
2007 -                                  *   5% of the Contract Value after the withdrawal less the
                                            recapture charge on any Contract Enhancement; Or
                                        *   The greater of 5% of the GWB after the withdrawal, or
                                            zero.
                                  ------------------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.


--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                --------------------------------------------------------------------
  With each subsequent premium  The GWB is recalculated, increasing by the amount of the premium
  payment on the Contract -     net of any applicable premium taxes.

                                The GAWA is also recalculated, increasing by:
                                     *  5% of the premium net of any applicable premium taxes; Or
                                     *  5% of the increase in the GWB - if the maximum GWB is hit.
                                --------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                                --------------------------------------------------------------------

  With a Step-Up -              The GWB equals Contract Value.

                                The GAWA is recalculated, equaling the greater of:
                                     *  5% of the new GWB; Or
                                     *  The GAWA before the Step-Up.
                                --------------------------------------------------------------------

Step-Ups  occur   automatically   upon  each  of  the  first  ten  Contract
Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

                                  ------------------------------------------------------------------

After each payment when the       The GWB is recalculated, equaling the greater of:
Contract Value is zero -             *   The GWB before the payment less the payment; Or
                                     *   Zero.
                                  The GAWA:
                                     *   Is unchanged so long as the For Life Guarantee is in
                                         effect; Otherwise
                                     *   Is recalculated, equaling the lesser of the GAWA before,
                                         or the GWB after, the payment.
                                  ------------------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                   *  Upon the Owner's death, the For Life Guarantee is void.

                   * Only the GWB is payable while there is value to it (until depleted).

                   * Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.

                   * Contract Anniversaries will continue to be based on the Contract's Issue Date.

        *    Continue the Contract without this GMWB (GMWB is terminated).

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 6% (5% if this GMWB is added to the Contract prior to April 30,
2007) and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
--------------------------------------------------------------------------------

        * When this GMWB is added to the Contract, the Bonus Base equals the GWB.

        * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

                   * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

                   * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

        * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

        * With any Step-Up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

        * The tenth Contract Anniversary after the effective date of the endorsement;

        * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

        *   The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

        * The GWB is recalculated, increasing by 6% (5% if this GMWB is added to the Contract prior to April 30, 2007) of the Bonus Base.

        * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up ("LifeGuard Protector Plus"). The following description of this GMWB is supplemented by the examples in Appendix E, particularly examples 6 and 7 for the Step-Ups, example 8 for the bonus and example 9 for the For Life guarantees.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

    * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

           The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

           The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner's 65th birthday (or with joint Owners, the oldest Owner's 65th birthday). If the Owner (or oldest Owner) is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

           So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     Or

    * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

           The GWB is the guaranteed amount available for future periodic withdrawals.

    * With this GMWB, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, including any bonus opportunity, are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals Contract Value less the applicable recapture charge
Contract on any Contract         on any Contract Enhancement.
Anniversary -
                                 The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

Withdrawals.   Withdrawals   may  cause   both  the  GWB  and  GAWA  to  be
recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMDs without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *    The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *    Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as                     *    Is unchanged while the For Life Guarantee is in effect;
applicable -                                 Otherwise
                                        *    Is recalculated, equaling the lesser of the GAWA before
                                             the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the lesser of:
prior withdrawals in the                *   Contract Value after the withdrawal less any recapture
current Contract Year, exceeds              charge on any Contract Enhancement; Or
the greater of the GAWA or RMD,         *   The greater of the GWB before the withdrawal less the
as applicable -                             withdrawal, or zero.
                                  The GAWA is recalculated, equaling the lesser of:
                                        *   5% of the Contract Value after the withdrawal less the
                                            recapture charge on any Contract Enhancement; Or
                                        *   The greater of 5% of the GWB after the withdrawal, or
                                            zero.
                                  ------------------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.


--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

        Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

        If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

        The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

        If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

 Premiums.

                              --------------------------------------------------------------------
With each subsequent premium  The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -     net of any applicable premium taxes.

                              The GAWA is also recalculated, increasing by:
                                   *  5% of the premium net of any applicable premium taxes; Or
                                   *  5% of the increase in the GWB - if the maximum GWB is hit.
                              --------------------------------------------------------------------


We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate.  We also reserve the right to refuse subsequent premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up").  Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                              --------------------------------------------------
With a Step-Up -              The GWB equals Contract Value.

                              The GAWA is recalculated, equaling the greater of:
                                   *  5% of the new GWB; Or
                                   *  The GAWA before the Step-Up.
                              --------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. During the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

                                  ------------------------------------------------------------------
After each payment when the       The GWB is recalculated, equaling the greater of:
Contract Value is zero -             *   The GWB before the payment less the payment; Or
                                     *   Zero.
                                  The GAWA:
                                     *   Is unchanged so long as the For Life Guarantee is in
                                         effect; Otherwise
                                     *   Is recalculated, equaling the lesser of the GAWA before,
                                         or the GWB after, the payment.
                                  ------------------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract in Good Order is called the Continuation Date.)

                   *    Upon the Owner's death, the For Life Guarantee is void.

                   * Only the GWB is payable while there is value to it (until depleted).

                   * The Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.

                   * Contract Anniversaries will continue to be based on the Contract's Issue Date.

        *     Continue the Contract without this GMWB (GMWB is terminated).

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.


--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
--------------------------------------------------------------------------------

     *   When this GMWB is added to the Contract, the Bonus Base equals the GWB.

     * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

            * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

            * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * With any Step-Up, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

     *   The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

     *   The GWB is recalculated, increasing by 5% of the Bonus Base.

     * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up ("LifeGuard Protector With Joint Option"). The description of this GMWB is supplemented by the examples in Appendix E, particularly examples 6 and 7 for the Step-Ups and example 10 for the For Life Guarantee.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be  subsequently  changed and new Owners cannot be added.
Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

        * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

                  The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday. If the youngest Covered Life is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

                  So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

        Or

        * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                  The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the Contract Value will be adjusted by the difference between the charges actually paid and the charges that would have been paid assuming the correct age. Future GMWB charges will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and, if added prior to January 16, 2007, it cannot be canceled except by a spousal Beneficiary, who, upon the Owner's death, may elect to continue the Contract without the GMWB. If this GMWB is added on January 16, 2007 or later, then it cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is the maximum of the Guaranteed Annual
Withdrawal Amount (GAWA) or the required minimum distribution. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to       The GWB equals initial premium net of any applicable premium taxes.
the Contract on the Issue Date -
                                 The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------
When this GMWB is added to       The GWB equals Contract Value less the applicable recapture charge
the Contract on any Contract     on any Contract Enhancement.
Anniversary -
                                 The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

Withdrawals.   Withdrawals   may  cause   both  the  GWB  and  GAWA  to  be
recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *    The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *    Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -        *    Is unchanged while the For Life Guarantee is in effect;
                                             Otherwise
                                        *    Is recalculated, equaling the lesser of the GAWA before
                                             the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the lesser of:
prior withdrawals in the                *    Contract Value after the withdrawal less any recapture
current Contract Year, exceeds               charge on any Contract Enhancement; Or
the greater of the GAWA or RMD,         *    The greater of the GWB before the withdrawal less the
as applicable -                              withdrawal, or zero.
                                  The GAWA is recalculated, equaling the lesser of:
                                        *    5% of the Contract Value after the withdrawal less any
                                             recapture charge on any Contract Enhancement; Or
                                        *    The greater of 5% of the GWB after the withdrawal, or
                                             zero.
                                  -----------------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                --------------------------------------------------------------------
With each subsequent premium    The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -       net of any applicable premium taxes.

                                The GAWA is also recalculated, increasing by:
                                     *  5% of the premium net of any applicable premium taxes; Or
                                     *  5% of the increase in the GWB - if the maximum GWB is hit.
                                --------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                                 -----------------------------------------------------------------
With a Step-Up -                 The GWB equals Contract Value.

                                 The GAWA is recalculated, equaling the greater of:
                                     *   5% of the new GWB; Or
                                     *   The GAWA before the Step-Up.
                                 -----------------------------------------------------------------

Step-Ups  occur   automatically   upon  each  of  the  first  ten  Contract
Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force and before the Income Date, this GMWB terminates without value unless continued by the spouse. Please see the information beginning on page 130 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint 5% For Life GMWB With Annual Step-Up benefit.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

                                  ------------------------------------------------------------------
After each payment when the       The GWB is recalculated, equaling the greater of:
Contract Value is zero -             *   The GWB before the payment less the payment; Or
                                     *   Zero.
                                  The GAWA:
                                     *   Is unchanged so long as the For Life Guarantee is in
                                         effect; Otherwise
                                     *   Is recalculated, equaling the lesser of the GAWA before,
                                         or the GWB after, the payment.
                                  ------------------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                * If the surviving spouse is a Covered Life and the For Life Guarantee is already in effect, then the For Life Guarantee remains effective on and after the Continuation Date. If the For Life Guarantee is not already in effect and the surviving spouse is a Covered Life, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest original Covered Life's 65th birthday, and the above rules for the For Life Guarantee apply. The effective date of the For Life Guarantee will be set on the effective date of the endorsement.

                   If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

                * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

                * Step-Ups will continue automatically or as permitted in accordance with the above rules for Step-Ups.

                * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

                * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

        * Continue the Contract without this GMWB (GMWB is terminated) if the GMWB was added to the Contract prior to January 16, 2007. Thereafter, no GMWB charge will be assessed.

        * Continue the Contract without this GMWB (GMWB is terminated) if this GMWB was added to the Contract on January 16, 2007 or later and if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

        * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

        * The Continuation Date on a Contract in which this GMWB was added prior to January 16, 2007 if the spousal Beneficiary elects to continue the Contract without the GMWB;

        * The Continuation Date on a Contract in which this GMWB was added on January 16, 2007 or later, if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Annuitization.

        Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Joint 5% For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Five-Year Step-Up ("LifeGuard Protector Plus With Joint Option"). The description of this GMWB is supplemented by the examples in Appendix E, particularly examples 6 and 7 for the Step-Ups, example 8 for the bonus and examples 9 and 10 for the For Life Guarantees.

PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be  subsequently  changed and new Owners cannot be added.
Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

        * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

                The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday. If the youngest Covered Life is 65 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

                So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

        Or

        * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the Contract Value will be adjusted by the difference between the charges actually paid and the charges that would have been paid assuming the correct age. Future GMWB charges will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and, if added prior to January 16, 2007, it cannot be canceled except by a Spousal Beneficiary, who, upon the Owner's death, may elect to continue the Contract without the GMWB. If this GMWB is added on January 16, 2007 or later, then it cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect, which is the maximum of the Guaranteed Annual
Withdrawal Amount (GAWA) or the required minimum distribution. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue Date -
                                 The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------

When this GMWB is added to the   The GWB equals Contract Value less the applicable recapture charge
Contract on any Contract         on any Contract Enhancement.
Anniversary -

                                 The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

PLEASE NOTE: At the time the For Life Guarantee becomes effective, the GAWA is reset to equal 5% of the then current GWB.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value from the GWB when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

Withdrawals.   Withdrawals   may  cause   both  the  GWB  and  GAWA  to  be
recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *    The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *    Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -        *    Is unchanged while the For Life Guarantee is in effect;
                                             Otherwise
                                        *    Is recalculated, equaling the lesser of the GAWA before
                                             the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the lesser of:
prior withdrawals in the                *    Contract Value after the withdrawal less any recapture
current Contract Year, exceeds               charge on any Contract Enhancement; Or
the greater of the GAWA or RMD,         *    The greater of the GWB before the withdrawal less the
as applicable -                              withdrawal, or zero.
                                  The GAWA is recalculated, equaling the lesser of:
                                      *    5% of the Contract Value after the withdrawal less any
                                           recapture charge on any Contract Enhancement; Or
                                      *    The greater of 5% of the GWB after the withdrawal, or
                                           zero.
                                  ------------------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                --------------------------------------------------------------------
With each subsequent premium    The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -       net of any applicable premium taxes.

                                The GAWA is also recalculated, increasing by:
                                     *  5% of the premium net of any applicable premium taxes; Or
                                     *  5% of the increase in the GWB - if the maximum GWB is hit.
                                --------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                      ----------------------------------------------------------
With a Step-Up -      The GWB equals Contract Value.

                      The GAWA is recalculated, equaling the greater of:
                           *  5% of the new GWB; Or
                           *  The GAWA before the Step-Up.
                      ----------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. During the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force and before the Income Date, this GMWB terminates without value unless continued by the spouse. Please see the information beginning on page 138 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint 5% For Life GMWB With Bonus and Five-Year Step-Up benefit.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

                                  ------------------------------------------------------------------
After each payment when the       The GWB is recalculated, equaling the greater of:
Contract Value is zero -
                                     *   The GWB before the payment less the payment; Or
                                     *   Zero.

                                  The GAWA:
                                     *   Is unchanged so long as the For Life Guarantee is in
                                         effect; Otherwise
                                     *   Is recalculated, equaling the lesser of the GAWA before,
                                         or the GWB after, the payment.
                                  ------------------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                * If the surviving spouse is a Covered Life and the For Life Guarantee is already in effect, then the For Life Guarantee remains effective on and after the Continuation Date. If the For Life Guarantee is not already in effect and the surviving spouse is a Covered Life, the For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest original Covered Life's 65th birthday, and the above rules for the For Life Guarantee apply. The effective date of the For Life Guarantee will be set on the effective date of the endorsement.

                    If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

                * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

                * The spouse may elect to step-up the Contract Value on the first Contract Anniversary on or immediately following the Continuation Date; otherwise the above rules for Step-Up apply.

                * Bonuses will continue to apply according to the rules below for Bonuses.

                * Contract Anniversaries and Contract Years will continue to be based on the original Contract's Issue Date.

                * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

        * Continue the Contract without this GMWB (GMWB is terminated) if the GMWB was added to the Contract prior to January 16, 2007. Thereafter, no GMWB charge will be assessed.

        * Continue the Contract without this GMWB (GMWB is terminated) if this GMWB was added to the Contract on January 16, 2007 or later and if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

        * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

        * The Continuation Date on a Contract in which this GMWB was added prior to January 16, 2007 if the spousal Beneficiary elects to continue the Contract without the GMWB;

        * The Continuation Date on a Contract in which this GMWB was added on January 16, 2007 or later, if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Annuitization.

        Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
--------------------------------------------------------------------------------

     *   When this GMWB is added to the Contract, the Bonus Base equals the GWB.

     * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the GAWA, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

                * All withdrawals count, including: systematic withdrawals; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

                * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * With any Step-Up, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

     * The tenth Contract Anniversary after the effective date of the endorsement;

     * The Contract Anniversary on or immediately following the youngest joint Owner's 81st birthday; or

     *   The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

     *   The GWB is recalculated, increasing by 5% of the Bonus Base.

     * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

For  Life  Guaranteed   Minimum  Withdrawal  Benefit  With  Annual  Step-Up
("LifeGuard Ascent"). The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the Step-Ups.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;


                The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described below.

                For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                The For Life Guarantee becomes effective when this GMWB is added to the Contract.

                So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     Or

     * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                 percentage table below.

                                 The For Life Guarantee becomes effective on the Contract Issue
                                 Date.
                                 --------------------------------------------------------------------


                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals Contract Value less the recapture charge on any
Contract on any Contract         Contract Enhancement.
Anniversary -
                                 The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                 percentage table below.

                                 The For Life Guarantee becomes effective on the Contract
                                 Anniversary on which the endorsement is added.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee. Please see the "Spousal Continuation" subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) The GAWA percentage for each age group is:

                               Ages             GAWA Percentage
                        ------------------- ------------------------
                        ------------------- ------------------------
                             45 - 59                  4%
                             60 - 74                  5%
                             75 - 84                  6%
                               85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *   Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -        *   Is unchanged while the For Life Guarantee is in effect;
                                            Otherwise
                                        *   Is recalculated, equaling the lesser of the GAWA before
                                            the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB prior to the partial withdrawal, first reduced
current Contract Year, exceeds          *   The GWB prior to the partial withdrawal, first reduced
the greater of the GAWA or RMD,             dollar-for-dollar for any portion of the partial
as applicable, and this                     withdrawal not defined as an Excess Withdrawal (see
endorsement was added to your               below), then reduced in the same proportion that the
Contract on or after December               Contract Value is reduced by the Excess Withdrawal; Or
3, 2007 -                               *   Zero.
                                  The GAWA is recalculated as follows:
                                      *   If the For Life Guarantee is in force, the GAWA prior to
                                          the partial withdrawal is reduced in the same proportion
                                          that the Contract Value is reduced by the Excess
                                          Withdrawal.
                                      *   If the For Life Guarantee is not in force, the GAWA is
                                          equal to the lesser of:
                                          o The GAWA prior to the partial withdrawal
                                            reduced in the same proportion that the Contract
                                            Value is reduced by the Excess Withdrawal, Or
                                          o The GWB after the withdrawal.
                                  ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

        *     The total amount of the current partial withdrawal, or

        * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the lesser of:
prior withdrawals in the                *   Contract Value after the withdrawal less any recapture
current Contract Year, exceeds              charge on any Contract Enhancement; Or
the greater of the GAWA or RMD,         *   The greater of the GWB before the withdrawal less the
as applicable, and this                     withdrawal, or zero.
endorsement was added to your     The GAWA is recalculated, equaling the lesser of:
Contract before December 3,             *   The GAWA percentage multiplied by the Contract Value
2007 -                                      after the withdrawal less the recapture charge on any
                                            Contract Enhancement; Or
                                        *   The GAWA percentage multiplied by the GWB after the
                                            withdrawal.
                                  ------------------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.


                                 -------------------------------------------------------------------
With each subsequent premium     The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -        net of any applicable premium taxes.

                                 If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
                                    *   The GAWA percentage multiplied by the subsequent premium
                                        payment net of any applicable premium taxes; Or
                                    *   The GAWA percentage multiplied by the increase in the GWB
                                        - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Base (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue. Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

                        ----------------------------------------------------------------------------
With a Step-Up -        The GWB equals Contract Value (subject to a $5 million maximum).

                        If the Contract Value is greater than the BDB prior to the
                        Step-Up then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.
                             *  If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
                             *  The GAWA percentage will not be recalculated upon
                                step-ups following Spousal Continuation.

                        If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
                             *  The GAWA percentage multiplied by the new GWB, Or
                             *  The GAWA prior to Step-Up.
                        ----------------------------------------------------------------------------

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB. In the event of withdrawals, the BDB remains unchanged. Therefore, because the Contract Value must be greater than the BDB prior to Step-Up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Step-Ups  occur   automatically   upon  each  of  the  first  ten  Contract
Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. However, automatic Step-Ups still occur and elected Step-Ups are still permitted even when the GWB is at the maximum of $5 million if the Contract Value is greater than the BDB and the GAWA percentage would increase. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time of the first payment.

                                 -------------------------------------------------------------------
After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -
                                    *   The GWB before the payment less the payment; Or
                                    *   Zero.
                                 The GAWA:
                                    *   Is unchanged so long as the For Life Guarantee is in
                                        effect; Otherwise
                                    *   Is recalculated, equaling the lesser of the GAWA before,
                                        or the GWB after, the payment.
                                 -------------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                *    Upon the Owner's death, the For Life Guarantee is void.

                * Only the GWB is payable while there is value to it (until depleted).

                * Step-Ups will continue automatically or as permitted; otherwise, the above rules for Step-Ups apply.

                * Contract Anniversaries will continue to be based on the Contract's Issue Date.

                * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death. The GAWA percentage will not change on future Step-Ups, even if the Contract Value exceeds the BDB.

                * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

        *     Continue the Contract without this GMWB (GMWB is terminated).

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up ("LifeGuard Ascent With Joint Option"). The description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the Step-Ups and example 10 for the For Life guarantees.

PLEASE NOTE: EFFECTIVE MARCH 31, 2008, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be  subsequently  changed and new Owners cannot be added.
Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

        * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

                  The For Life Guarantee becomes effective when this GMWB is added to the Contract.

                  So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

        Or

        * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                  The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 85 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to       The GWB equals initial premium net of any applicable premium taxes.
the Contract on the Issue Date -
                                 The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.
                                 See the GAWA percentage table below.

                                 The For Life Guarantee becomes effective on the Contract Issue
                                 Date.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------
When this GMWB is added to       The GWB equals Contract Value less the recapture charge on any
the Contract on any Contract     Contract Enhancement.
Anniversary -
                                 The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.
                                 See the GAWA percentage table below.

                                 The For Life Guarantee becomes effective on the Contract
                                 Anniversary on which the endorsement is added.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) The GAWA percentage for each age group is:

                               Ages             GAWA Percentage
                        ------------------- ------------------------
                        ------------------- ------------------------
                             45 - 59                  4%
                             60 - 74                  5%
                             75 - 84                  6%
                               85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *   Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -        *   Is unchanged while the For Life Guarantee is in effect;
                                            Otherwise
                                        *   Is recalculated, equaling the lesser of the GAWA before
                                            the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB prior to the partial withdrawal, first reduced
current Contract Year, exceeds              dollar-for-dollar for any portion of the partial
the greater of the GAWA or RMD,             withdrawal not defined as an Excess Withdrawal (see
as applicable, and this                     below), then reduced in the same proportion that the
endorsement was added to your               Contract Value is reduced by the Excess Withdrawal; Or
Contract on or after December           *   Zero.
3, 2007 -
                                  The GAWA is recalculated as follows:
                                      *   If the For Life Guarantee is in force, the GAWA prior to
                                          the partial withdrawal is reduced in the same proportion
                                          that the Contract Value is reduced by the Excess
                                          Withdrawal.
                                      *   If the For Life Guarantee is not in force, the GAWA is
                                          equal to the lesser of:
                                          o      The GAWA prior to the partial withdrawal
                                                 reduced in the same proportion that the Contract
                                                 Value is reduced by the Excess Withdrawal, Or
                                          o      The GWB after the withdrawal.
                                  ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

        *     The total amount of the current partial withdrawal, or

        * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the lesser of:
prior withdrawals in the                *   Contract Value after the withdrawal less any recapture
current Contract Year, exceeds              charge on any Contract Enhancement; Or
the greater of the GAWA or RMD,         *   The greater of the GWB before the withdrawal less the
as applicable, and this                     withdrawal, or zero.
endorsement was added to your     The GAWA is recalculated, equaling the lesser of:
Contract before December 3,             *   The GAWA percentage multiplied by the Contract Value
2007 -                                      after the withdrawal less the recapture charge on any
                                            Contract Enhancement; Or
                                        *   The GAWA percentage multiplied by the GWB after the
                                            withdrawal.
                                  ------------------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                 -------------------------------------------------------------------
With each subsequent premium    The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -       net of any applicable premium taxes.

                                 If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
                                     *   The GAWA percentage multiplied by the subsequent premium
                                         payment net of any applicable premium taxes; Or
                                     *   The GAWA percentage multiplied by the increase in the GWB
                                         - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Base (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue. Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

                        ----------------------------------------------------------------------------
With a Step-Up -        The GWB equals Contract Value (subject to a $5 million maximum).
                        If the Contract Value is greater than the BDB prior to the Step-Up then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest
                        Covered Life.
                             *  The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal
                                Continuation is not a Covered Life.
                        If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
                             *  The GAWA percentage multiplied by the new GWB, Or
                             *  The GAWA prior to Step-Up.
                        ----------------------------------------------------------------------------

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB. In the event of withdrawals, the BDB remains unchanged. Therefore, because the Contract Value must be greater than the BDB prior to Step-Up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Step-Ups  occur   automatically   upon  each  of  the  first  ten  Contract
Anniversaries from the endorsement's effective date. Thereafter, a Step-Up is allowed at any time upon your request, so long as there is at least one year between Step-Ups. The GWB can never be more than $5 million with a Step-Up. However, automatic Step-Ups still occur and elected Step-Ups are still permitted even when the GWB is at the maximum of $5 million if the Contract Value is greater than the BDB and the GAWA percentage would increase. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value. Please see the
information   beginning  on  page  155  regarding  the  required  ownership  and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Annual Step-Up benefit.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is in effect, at least one Covered Life remains alive and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time of the first payment.

                                  ------------------------------------------------------------------
After each payment when the       The GWB is recalculated, equaling the greater of:
Contract Value is zero -             *   The GWB before the payment less the payment; Or
                                     *   Zero.
                                  The GAWA:
                                     *   Is unchanged so long as the For Life Guarantee is in
                                         effect; Otherwise
                                     *   Is recalculated, equaling the lesser of the GAWA before,
                                         or the GWB after, the payment.
                                  ------------------------------------------------------------------

Payments are made on the periodic basis you elect, but not less frequently than annually. If you die before all scheduled payments are made, then your Beneficiary will receive the remainder of the GWB in the form of continuing scheduled payments. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal beneficiary may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

                   If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

                * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

                * Step-Ups will continue automatically or as permitted in accordance with the above rules for Step-Ups.

                * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

                * If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.

                * If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of death. The GAWA percentage will not change on future Step-Ups.

                * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the additional Income Options available on the Latest Income Date.

                * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

        * Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

        * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *       The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

        * The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

        Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

        If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up ("LifeGuard Freedom"). The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the Step-Ups. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;


                The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described below.

                For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2. If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract. The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.

                So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     Or

     * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                 percentage table below.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------

 When this GMWB is added to the  The GWB equals Contract Value less the recapture charge on any
 Contract on any Contract        Contract Enhancement.
 Anniversary -
                                 The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                 percentage table below.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee. Please see the "Spousal Continuation" subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) The GAWA percentage for each age group is:

                               Ages             GAWA Percentage
                        ------------------- ------------------------
                        ------------------- ------------------------
                             45 - 74                  5%
                             75 - 80                  6%
                               81+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *   Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -        *   Is unchanged while the For Life Guarantee is in effect;
                                            Otherwise
                                        *   Is recalculated, equaling the lesser of the GAWA before
                                            the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is generally not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB prior to the partial withdrawal, first reduced
current Contract Year, exceeds              dollar-for-dollar for any portion of the partial
the greater of the GAWA or RMD,             withdrawal not defined as an Excess Withdrawal (see
as applicable -                             below), then reduced in the same proportion that the
                                            Contract Value is reduced by the Excess Withdrawal; Or
                                        *   Zero.

                                  The GAWA is recalculated as follows:
                                        *   If the For Life Guarantee is in force, the GAWA prior to
                                            the partial withdrawal is reduced in the same proportion
                                            that the Contract Value is reduced by the Excess
                                            Withdrawal.
                                        *   If the For Life Guarantee is not in force, the GAWA is
                                            equal to the lesser of:
                                            o      The GAWA prior to the partial withdrawal
                                                   reduced in the same proportion that the Contract
                                                   Value is reduced by the Excess Withdrawal, Or
                                            o      The GWB after the withdrawal.
                                  ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

        *     The total amount of the current partial withdrawal, or

        * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                 -------------------------------------------------------------------
With each subsequent premium     The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -        net of any applicable premium taxes.

                                 If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
                                    *   The GAWA percentage multiplied by the subsequent premium
                                        payment net of any applicable premium taxes; Or
                                    *   The GAWA percentage multiplied by the increase in the GWB
                                        - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

                        ----------------------------------------------------------------------------
With a Step-Up -        The GWB equals the highest quarterly Contract Value (subject to a
                        $5 million maximum).

                        If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
                             *  The GAWA percentage multiplied by the new GWB, Or
                             *  The GAWA prior to Step-Up.
                        ----------------------------------------------------------------------------

The highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the                *   The quarterly adjusted Contract Value before the
current Contract Year, is less              withdrawal less the withdrawal; Or
than or equal to the greater            *   Zero.
of the GAWA or RMD, as
applicable -
                                 -------------------------------------------------------------------

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the                *   The quarterly adjusted Contract Value prior to the
current Contract Year, exceeds              partial withdrawal, first reduced dollar-for-dollar for
the greater of the GAWA or                  any portion of the partial withdrawal not defined as an
RMD, as applicable -                        Excess Withdrawal (see above), then reduced in the same
                                            proportion that the Contract Value is reduced by the
                                            Excess Withdrawal; Or
                                        *   Zero.
                                 -------------------------------------------------------------------

Upon Step-Up on or after the 11th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.50%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

                                 -------------------------------------------------------------------
After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -            *   The GWB before the payment less the payment; Or
                                    *   Zero.
                                 The GAWA:
                                    *   Is unchanged so long as the For Life Guarantee is in
                                        effect; Otherwise
                                    *   Is recalculated, equaling the lesser of the GAWA before,
                                        or the GWB after, the payment.
                                 -------------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                *    Upon the Owner's death, the For Life Guarantee is void.

                * Only the GWB is payable while there is value to it (until depleted).

                * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

                * Contract Anniversaries will continue to be based on the Contract's Issue Date.

                * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date.

                * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

        *     Continue the Contract without this GMWB (GMWB is terminated).

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

                   In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.


--------------------------------------------------------------------------------
The bonus equals 7% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
--------------------------------------------------------------------------------

    *   When this GMWB is added to the Contract, the Bonus Base equals the GWB.

    * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

             * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

             * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

    * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

    * With any Step-Up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

    * The tenth Contract Anniversary after the effective date of the endorsement;

    * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

    *   The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

    *   The GWB is recalculated, increasing by 7% of the Bonus Base.

    * If the Bonus is applied after the first withdrawal, the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up ("LifeGuard Freedom With Joint Option"). The description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the Step-Ups and example 10 for the For Life guarantees.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be  subsequently  changed and new Owners cannot be added.
Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

        * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

                The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2. If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract. The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.

                So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

        Or

        * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to       The GWB equals initial premium net of any applicable premium taxes.
the Contract on the Issue Date -
                                 The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.
                                 See the GAWA percentage table below.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------
When this GMWB is added to       The GWB equals Contract Value less the recapture charge on any
the Contract on any Contract     Contract Enhancement.
Anniversary -
                                 The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.
                                 See the GAWA percentage table below.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) The GAWA percentage for each age group is:

                               Ages             GAWA Percentage
                        ------------------- ------------------------
                        ------------------- ------------------------
                             45 - 74                  5%
                             75 - 80                  6%
                               81+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *   Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -        *   Is unchanged while the For Life Guarantee is in effect;
                                            Otherwise
                                        *   Is recalculated, equaling the lesser of the GAWA before
                                            the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is generally not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB prior to the partial withdrawal, first reduced
current Contract Year, exceeds              dollar-for-dollar for any portion of the partial
the greater of the GAWA or RMD,             withdrawal not defined as an Excess Withdrawal (see
as applicable -                             below), then reduced in the same proportion that the
                                            Contract Value is reduced by the Excess Withdrawal; Or
                                        *   Zero.

                                  The GAWA is recalculated as follows:
                                        *   If the For Life Guarantee is in force, the GAWA prior to
                                            the partial withdrawal is reduced in the same proportion
                                            that the Contract Value is reduced by the Excess
                                            Withdrawal.
                                        *   If the For Life Guarantee is not in force, the GAWA is
                                            equal to the lesser of:
                                                o   The GAWA prior to the partial withdrawal
                                                    reduced in the same proportion that the Contract
                                                    Value is reduced by the Excess Withdrawal, Or
                                                o   The GWB after the withdrawal.
                                  ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

        *     The total amount of the current partial withdrawal, or

        * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

   Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

   If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

   The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

   If the Owner delays taking his first RMD (the 2007 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Premiums.

                                 -------------------------------------------------------------------
With each subsequent premium     The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -        net of any applicable premium taxes.

                                 If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
                                     *   The GAWA percentage multiplied by the subsequent premium
                                         payment net of any applicable premium taxes; Or
                                     *   The GAWA percentage multiplied by the increase in the GWB
                                         - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

                        ----------------------------------------------------------------------------
With a Step-Up -        The GWB equals the highest quarterly Contract Value (subject to a
                        $5 million maximum).

                        If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
                             *  The GAWA percentage multiplied by the new GWB, Or
                             *  The GAWA prior to Step-Up.
                        ----------------------------------------------------------------------------

The highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the                *   The quarterly adjusted Contract Value before the
current Contract Year, is less              withdrawal less the withdrawal; Or
than or equal to the greater            *   Zero.
of the GAWA or RMD, as
applicable -
                                 -------------------------------------------------------------------

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the                *   The quarterly adjusted Contract Value prior to the
current Contract Year, exceeds              partial withdrawal, first reduced dollar-for-dollar for
the greater of the GAWA or                  any portion of the partial withdrawal not defined as an
RMD, as applicable -                        Excess Withdrawal (see above), then reduced in the same
                                            proportion that the Contract Value is reduced by the
                                            Excess Withdrawal; Or
                                        *   Zero.
                                 -------------------------------------------------------------------

Upon Step-Up on or after the 11th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.86%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value. Please see the information beginning on page * regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Bonus and Annual Step-Up benefit.

Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

                                 -------------------------------------------------------------------
After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -            *   The GWB before the payment less the payment; Or
                                    *   Zero.
                                 The GAWA:
                                    *   Is unchanged so long as the For Life Guarantee is in
                                        effect; Otherwise
                                    *   Is recalculated, equaling the lesser of the GAWA before,
                                        or the GWB after, the payment.
                                 -------------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. Upon death of the last surviving Covered Life, all rights under the Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal beneficiary may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                   * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

                      If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

                   * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

                   * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

                   * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

                   * If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated based on the youngest Covered Life's attained age.

                   * If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.

                   * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the additional Income Options available on the Latest Income Date.

                   * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

        * Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

        * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

                In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

        * The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

        * The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

        Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

        If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.


--------------------------------------------------------------------------------
The bonus equals 7% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
--------------------------------------------------------------------------------

      * When this GMWB is added to the Contract, the Bonus Base equals the GWB.

      * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

             * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

             * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

      * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

      * With any Step-Up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

      * The tenth Contract Anniversary after the effective date of the endorsement;

      * The Contract Anniversary on or immediately following the youngest Covered Life's 81st birthday; or

      *   The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

      *   The GWB is recalculated, increasing by 7% of the Bonus Base.

      * If the Bonus is applied after the first withdrawal, the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select").

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the Step-Ups, example 8 for the bonus, example 11 for the guaranteed withdrawal balance adjustment and example 12 for transfer of assets. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;


                The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described elsewhere in this prospectus.

                For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                The For Life Guarantee becomes effective when this GMWB is added to the Contract.

                So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.

     Or

     *       If the For Life Guarantee is not in effect, until the earlier of
             (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                The GWB depends on when this GMWB is added to the Contract (as explained below).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date or any Contract Anniversary. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. The Owner may terminate this GMWB on any Contract Anniversary but a request for termination must be received in writing in Good Order within 30 calendar days' prior to the Contract Anniversary. This GMWB may also be terminated by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                 percentage table below.

                                 The For Life Guarantee becomes effective on the Contract Issue
                                 Date.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals Contract Value less the recapture charge on any
Contract on any Contract         Contract Enhancement.
Anniversary -
                                 The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA
                                 percentage table below.

                                 The For Life Guarantee becomes effective on the Contract
                                 Anniversary on which the endorsement is added.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB may be continued by a spousal Beneficiary without the For Life Guarantee. Please see the "Spousal Continuation" subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) The GAWA percentage for each age group is:

                               Ages             GAWA Percentage
                        ------------------- ------------------------
                        ------------------- ------------------------
                             55 - 74                  5%
                             75 - 84                  6%
                               85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *     The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *     Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -        *     Is unchanged while the For Life Guarantee is in
                                              effect; Otherwise
                                        *     Is recalculated, equaling the lesser of the GAWA
                                              before the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB prior to the partial withdrawal, first reduced
current Contract Year, exceeds              dollar-for-dollar for any portion of the partial
the greater of the GAWA or RMD,             withdrawal not defined as an Excess Withdrawal (see
as applicable -                             below), then reduced in the same proportion that the
                                            Contract Value is reduced by the Excess Withdrawal; Or
                                        *   Zero.

                                  The GAWA is recalculated as follows:
                                        *   If the For Life Guarantee is in force, the GAWA prior to
                                            the partial withdrawal is reduced in the same proportion
                                            that the Contract Value is reduced by the Excess
                                            Withdrawal.
                                         *   If the For Life Guarantee is not in force, the GAWA is
                                            equal to the lesser of:
                                            o      The GAWA prior to the partial withdrawal
                                                   reduced in the same proportion that the
                                                   Contract Value is reduced by the Excess
                                                   Withdrawal (see below), Or
                                            o      The GWB after the withdrawal.
                                  ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

        *     The total amount of the current partial withdrawal, Or

        * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Guaranteed Withdrawal Balance Adjustment. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

        * The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or

        * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

        * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

        * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

        * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of this GWB adjustment provision.)

Premiums.

                                 -------------------------------------------------------------------
With each subsequent premium     The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -        net of any applicable premium taxes.

                                 If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
                                    *   The GAWA percentage multiplied by the subsequent premium
                                        payment net of any applicable premium taxes; Or
                                    *   The GAWA percentage multiplied by the increase in the GWB
                                        - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

     Step-Up. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

                        ----------------------------------------------------------------------------
With a Step-Up -        The GWB equals the highest quarterly Contract Value (subject to a
                        $5 million maximum).

                        If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
                             *  The GAWA percentage multiplied by the new GWB, Or
                             *  The GAWA prior to Step-Up.
                        ----------------------------------------------------------------------------

The highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary. When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the                *   The quarterly adjusted Contract Value before the
current Contract Year, is less              withdrawal less the withdrawal; Or
than or equal to the greater            *   Zero.
of the GAWA or RMD, as
applicable -
                                 -------------------------------------------------------------------

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the                *   The quarterly adjusted Contract Value prior to the
current Contract Year, exceeds              partial withdrawal, first reduced dollar-for-dollar for
the greater of the GAWA or                  any portion of the partial withdrawal not defined as an
RMD, as applicable -                        Excess Withdrawal (see above), then reduced in the same
                                            proportion that the Contract Value is reduced by the
                                            Excess Withdrawal; Or
                                        *   Zero.
                                 -------------------------------------------------------------------

Upon Step-Up on or after the 11th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.20%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Death Benefit. Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit. On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB. With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the premium plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5 million.

Partial withdrawals will affect the GMWB death benefit as follows:

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The GMWB death benefit is equal to the greater of:
prior withdrawals in the                *   The GMWB death benefit before the withdrawal less the
current Contract Year, is less              withdrawal; Or
than or equal to the greater            *   Zero.
of the GAWA or RMD, as
applicable -
                                 -------------------------------------------------------------------

                                 -------------------------------------------------------------------

When a withdrawal, plus all      The GMWB death benefit is equal to the greater of:
prior withdrawals in the                *   The GMWB death benefit prior to the partial withdrawal,
current Contract Year, exceeds              first reduced dollar-for-dollar for any portion of the
the greater of the GAWA or                  partial withdrawal not defined as an Excess Withdrawal
RMD, as applicable -                        (see above), then reduced in the same proportion that the
                                            Contract Value is reduced by the Excess Withdrawal; Or
                                        *   Zero.
                                 -------------------------------------------------------------------

The GMWB death benefit is not adjusted upon Step-Up, the application of any bonus, or the application of the GWB adjustment. The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Anniversary Value Death Benefit, etc.). The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment should this GMWB be continued through Spousal continuation of a Contract.

Transfer of Assets. This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix F. The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees. By electing this GMWB, you are giving control to us of all or a portion of your Contract Value. By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this  automatic  transfer  provision,  we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account. Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value. Transfers from Fixed Account Options will be subject to an Excess Interest Adjustment, if applicable. There is no Excess Interest Adjustment on transfers from the GMWB Fixed Account.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options will occur when your Contract Value declines due to withdrawals or negative investment returns. However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix F for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits). In other words, any increase in the GAWA (due to, for example, a premium payment, a Step-Up, the application of any bonus or the application of the GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options.

For  an  example  of  how  this  Transfer  of  Assets   provision  and  the
non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000. Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor. Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary. Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account. If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000). Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%). Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer. That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account. After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix E. Please also see the Transfer of Assets Methodology in Appendix F, which contains the non-discretionary formulas.

By electing this GMWB, it is possible that a significant amount of your Contract Value - possibly your entire Contract Value - may be transferred to the GMWB Fixed Account. It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Options. If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any Step-Ups and increases in your GAWA. If you are uncomfortable with the possibility of some or all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Options according to your most recent allocation instructions on file with us. The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year. No adjustment will be made to the GWB, GAWA, GWB adjustment, GMWB death benefit or Bonus Base as a result of these transfers. You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change. However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account. A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas. You may not allocate additional monies to the GMWB Fixed Account. The Contract Value in the GMWB Fixed Account is credited with a specific interest rate. The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year. GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared. The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state. Our contact information is on the cover page of this prospectus.

Contract charges  deducted from the Fixed Account and Investment  Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions. The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic
Rebalancing are not available to or from the GMWB Fixed Account. There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account. Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

                                 -------------------------------------------------------------------
After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -            *   The GWB before the payment less the payment; Or
                                    *   Zero.
                                 The GAWA:
                                    *   Is unchanged so long as the For Life Guarantee is in
                                        effect; Otherwise
                                    *   Is recalculated, equaling the lesser of the GAWA before,
                                        or the GWB after, the payment.
                                 -------------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                *   Upon the Owner's death, the For Life Guarantee is void.

                * Only the GWB is payable while there is value to it (until depleted).

                * The GMWB death benefit is void and will not be included in the continuation adjustment.

                *   The GWB adjustment provision is void.

                *   The Bonus provision is void.

                * Step-Ups will continue as permitted; otherwise, the above rules for Step-Ups apply.

                * Contract Anniversaries will continue to be based on the Contract's Issue Date.

                * The Liability factors for the transfer of assets formulas (see Appendix F) will continue to be based on the duration since the effective date of the GMWB endorsement.

                * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death.

                * The Latest Income Date is based on the age of the surviving spouse. Please refer to the "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

                * The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary.

        *     Continue the Contract without this GMWB (GMWB is terminated).

                * The GMWB death benefit will be included in the calculation of the Continuation Adjustment.

                * The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        * The Contract Anniversary following the Company's receipt of the Owner's request for termination in Good Order;

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 7% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
--------------------------------------------------------------------------------

     *   When this GMWB is added to the Contract, the Bonus Base equals the GWB.

     * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

                * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

                * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * With any Step-Up (if the GWB increases upon Step-Up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period begins on the effective date of this GMWB endorsement and will re-start at the time of a Bonus Base Step-Up if the Bonus Base increases due to the Step-Up and if the Step-Up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following the effective date of the endorsement or the most recent Bonus Base Step-Up, if later; or

     *   The date the Contract Value is zero.

This GWB Bonus provision is terminated when this GMWB is terminated or if this GMWB is continued through Spousal continuation of a Contract; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

     *   The GWB is recalculated, increasing by 7% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal, the GAWA is recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment, or GMWB death benefit.
--------------------------------------------------------------------------------

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up ("LifeGuard Select With Joint Option").

This is a new Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the Step-Ups, example 8 for the bonus, example 11 for the guaranteed withdrawal balance adjustment and example 12 for transfer of assets.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be  subsequently  changed and new Owners cannot be added.
Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;


                The For Life Guarantee becomes effective when this GMWB is added to the Contract.

                So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.

     Or

     *       If the For Life Guarantee is not in effect, until the earlier of
             (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                The GWB depends on when this GMWB is added to the Contract (as explained below).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date or any Contract Anniversary. The Owner may terminate this GMWB on any Contract Anniversary but a request for termination must be received in writing in Good Order within 30 calendar days' prior to the Contract Anniversary. This GMWB may also be terminated by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.
                                 See the GAWA percentage table below.

                                 The For Life Guarantee becomes effective on the Contract Issue
                                 Date.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------

When this GMWB is added to the   The GWB equals Contract Value less the recapture charge on any
Contract on any Contract         Contract Enhancement.
Anniversary -
                                 The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.
                                 See the GAWA percentage table below.

                                 The For Life Guarantee becomes effective on the Contract
                                 Anniversary on which the endorsement is added.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

Withdrawals. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) The GAWA percentage for each age group is:

                               Ages             GAWA Percentage
                        ------------------- ------------------------
                        ------------------- ------------------------
                             55 - 74                  5%
                             75 - 84                  6%
                               85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *     The GWB before the withdrawal less the withdrawal; Or
current Contract Year, is less          *     Zero.
than or equal to the greater of   The GAWA:
the GAWA or RMD, as applicable -         *    Is unchanged while the For Life Guarantee is in
                                              effect; Otherwise
                                        *     Is recalculated, equaling the lesser of the GAWA
                                              before the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater of:
prior withdrawals in the                *   The GWB prior to the partial withdrawal, first reduced
current Contract Year, exceeds              dollar-for-dollar for any portion of the partial
the greater of the GAWA or RMD,             withdrawal not defined as an Excess Withdrawal (see
as applicable -                             below), then reduced in the same proportion that the
                                            Contract Value is reduced by the Excess Withdrawal; Or
                                        *   Zero.

                                  The GAWA is recalculated as follows:
                                        *   If the For Life Guarantee is in force, the GAWA prior to
                                            the partial withdrawal is reduced in the same proportion
                                            that the Contract Value is reduced by the Excess
                                            Withdrawal.
                                        *   If the For Life Guarantee is not in force, the GAWA is
                                            equal to the lesser of:
                                            o      The GAWA prior to the partial withdrawal
                                                   reduced in the same proportion that the
                                                   Contract Value is reduced by the Excess
                                                   Withdrawal (see below), Or
                                            o      The GWB after the withdrawal.
                                  ------------------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

        *     The total amount of the current partial withdrawal, Or

        * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. If the age at election of either Covered Life's falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating  this GMWB,  in varying  circumstances  and with  specific  factual assumptions, are at the end of the prospectus in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.
--------------------------------------------------------------------------------

Guaranteed Withdrawal Balance Adjustment. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

        * The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

        * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

        * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

        * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

        * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix E.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix E for an illustration of this GWB adjustment provision.)

Premiums.

                                 -------------------------------------------------------------------
With each subsequent premium     The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -        net of any applicable premium taxes.

                                 If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
                                    *   The GAWA percentage multiplied by the subsequent premium
                                        payment net of any applicable premium taxes; Or
                                    *   The GAWA percentage multiplied by the increase in the GWB
                                        - if the maximum GWB is hit.
                                 -------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

                        ----------------------------------------------------------------------------
With a Step-Up -        The GWB equals the highest quarterly Contract Value (subject to a
                        $5 million maximum).

                        If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
                             *  The GAWA percentage multiplied by the new GWB, Or
                             *  The GAWA prior to Step-Up.
                        ----------------------------------------------------------------------------

The highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary. When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the
current Contract Year, is less          *   The quarterly adjusted Contract Value before the
than or equal to the greater                withdrawal less the withdrawal; Or
of the GAWA or RMD, as                  *   Zero.
applicable -
                                 -------------------------------------------------------------------

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The quarterly adjusted Contract Value is equal to the greater of:
prior withdrawals in the                *   The quarterly adjusted Contract Value prior to the
current Contract Year, exceeds              partial withdrawal, first reduced dollar-for-dollar for
the greater of the GAWA or                  any portion of the partial withdrawal not defined as an
RMD, as applicable -                        Excess Withdrawal (see above), then reduced in the same
                                            proportion that the Contract Value is reduced by the
                                            Excess Withdrawal; Or
                                        *   Zero.
                                 -------------------------------------------------------------------

Upon Step-Up on or after the 11th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.50%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Death Benefit. Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit. On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB. With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the premium plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5 million.

Partial withdrawals will affect the GMWB death benefit as follows:

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The GMWB death benefit is equal to the greater of:
prior withdrawals in the                *   The GMWB death benefit before the withdrawal less the
current Contract Year, is less              withdrawal; Or
than or equal to the greater
of the GAWA or RMD, as                  *   Zero.
applicable -
                                 -------------------------------------------------------------------

                                 -------------------------------------------------------------------
When a withdrawal, plus all      The GMWB death benefit is equal to the greater of:
prior withdrawals in the                *   The GMWB death benefit prior to the partial withdrawal,
current Contract Year, exceeds              first reduced dollar-for-dollar for any portion of the
the greater of the GAWA or                  partial withdrawal not defined as an Excess Withdrawal
RMD, as applicable -                        (see above), then reduced in the same proportion that the
                                            Contract Value is reduced by the Excess Withdrawal; Or
                                        *   Zero.
                                 -------------------------------------------------------------------

The GMWB death benefit is not adjusted upon Step-Up, the application of any bonus, or the application of the GWB adjustment. The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Anniversary Value Death Benefit, etc.). The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment should this GMWB be continued through Spousal continuation of a Contract.

Transfer of Assets. This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix F. The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees. By electing this GMWB, you are giving control to us of all or a portion of your Contract Value. By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this  automatic  transfer  provision,  we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account. Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value. Transfers from Fixed Account Options will be subject to an Excess Interest Adjustment, if applicable. There is no Excess Interest Adjustment on transfers from the GMWB Fixed Account.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options will occur when your Contract Value declines due to withdrawals or negative investment returns. However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix F for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits). In other words, any increase in the GAWA (due to, for example, a premium payment, a Step-Up, the application of any bonus or the application of the GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options.

For  an  example  of  how  this  Transfer  of  Assets   provision  and  the
non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000. Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor. Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary. Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account. If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000). Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%). Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer. That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account. After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix E. Please also see the Transfer of Assets Methodology in Appendix F, which contains the non-discretionary formulas.

By electing this GMWB, it is possible that a significant amount of your Contract Value - possibly your entire Contract Value - may be transferred to the GMWB Fixed Account. It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Options. If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any Step-Ups and increases in your GAWA. If you are uncomfortable with the possibility of some or all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Options according to your most recent allocation instructions on file with us. The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year. No adjustment will be made to the GWB, GAWA, GWB adjustment, GMWB death benefit or Bonus Base as a result of these transfers. You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change. However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account. A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas. You may not allocate additional monies to the GMWB Fixed Account. The Contract Value in the GMWB Fixed Account is credited with a specific interest rate. The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year. GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared. The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state. Our contact information is on the cover page of this prospectus.

Contract charges  deducted from the Fixed Account and Investment  Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions. The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic
Rebalancing are not available to or from the GMWB Fixed Account. There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account. Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

                                 -------------------------------------------------------------------
After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -            *   The GWB before the payment less the payment; Or
                                    *   Zero.
                                 The GAWA:
                                    *   Is unchanged so long as the For Life Guarantee is in
                                        effect; Otherwise
                                    *   Is recalculated, equaling the lesser of the GAWA before,
                                        or the GWB after, the payment.
                                 -------------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. Upon death of the last surviving Covered Life, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

                * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

                    If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

                * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

                * For a surviving spouse who is a Covered Life, the GMWB death benefit remains in force but will not be included in the continuation adjustment.

                    If the surviving spouse it not a Covered Life, the GMWB death benefit is null and void and will not be included in the continuation adjustment.

                * If the surviving spouse is a Covered Life and the GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the GWB adjustment provision rules above. The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

                    If the surviving spouse it not a Covered Life, the GWB adjustment is null and void.

                * For a surviving spouse who is a Covered Life, the Bonus provision will continue as permitted in accordance with the Bonus rules above. The Bonus Period will continue to be based on the original effective date of the endorsement, the most recent Bonus Base Step-Up, or the youngest Covered Life's attained age, as applicable.

                    If the surviving spouse it not a Covered Life, the Bonus provision is null and void.

                * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

                * Contract Anniversaries will continue to be based on the Contract's Issue Date.

                * The Liability factors for the transfer of assets formulas (see Appendix F) will continue to be based on the youngest Covered Life's attained age on the effective date of the endorsement and the duration since the effective date of the GMWB endorsement.

                * If the surviving spouse is a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age.

                * If the surviving spouse is not a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.

                * The Latest Income Date is based on the age of the surviving spouse. Please refer to the "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

                * The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary. Such a request must be received in Good Order within 30 calendar days prior to the Contract Anniversary.

        * Continue the Contract without this GMWB (GMWB is terminated). Thereafter, no GMWB charge will be assessed.

                * The GMWB death benefit will be included in the calculation of the Continuation Adjustment.

                * The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        * The Contract Anniversary following the Company's receipt of the Owner's request for termination in Good Order;

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

Annuitization.

        Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

        If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 7% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.
--------------------------------------------------------------------------------

     *   When this GMWB is added to the Contract, the Bonus Base equals the GWB.

     * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

                * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

                * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

     * With any Step-Up (if the GWB increases upon Step-Up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period begins on the effective date of this GMWB endorsement and will re-start at the time of a Bonus Base Step-Up if the Bonus Base increases due to the Step-Up and if the Step-Up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following the effective date of the endorsement or the most recent Bonus Base Step-Up, if later; or

     *   The date the Contract Value is zero.

This GWB Bonus provision is terminated when this GMWB is terminated or if this GMWB is continued through Spousal continuation of a Contract and the surviving spouse is not a Covered Life. If the surviving spouse is a Covered Life, spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

     *   The GWB is recalculated, increasing by 7% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal, the GAWA is recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment, or GMWB death benefit.
--------------------------------------------------------------------------------

5% For Life Guaranteed Minimum Withdrawal Benefit ("LifeGuard 5"). The examples in Appendix E supplement the description of this GMWB.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

        *      The Owner's life (the "For Life Guarantee");

                   The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                   So long as the For Life Guarantee is valid, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

        Or

        * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                   The GWB is the guaranteed amount available for future periodic withdrawals.

        * For Contracts to which this GMWB is added from January 17, 2006 through April 30, 2006, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, including any bonus opportunity, are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 60 to 80 years old; may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity
- to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code (IRC). Withdrawals exceeding the limit invalidate the For Life Guarantee, in addition to causing the GWB and GAWA to be recalculated (see below).

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals Contract Value less the recapture charge on any
Contract on any Contract         Contract Enhancement.
Anniversary -
                                 The GAWA equals 5% of the GWB.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

Withdrawals.   Withdrawals   may  cause   both  the  GWB  and  GAWA  to  be
recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The two tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

                                   -----------------------------------------------------------------
When a withdrawal, plus all        The GWB is recalculated, equaling the greater of:
prior withdrawals in the current        *   The GWB before the withdrawal less the withdrawal; Or
Contract Year, is less than or          *   Zero.
equal to the greater of the GAWA
and RMD, as applicable -           The GAWA:
                                        *   Is unchanged so long as the For Life Guarantee is valid;
                                            Otherwise
                                        *   Is recalculated, equaling the lesser of the GAWA before
                                            the withdrawal, or the GWB after the withdrawal.
                                   -----------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA and RMD, as applicable. You may withdraw the greater of the GAWA and RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA and RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA and RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing more than the greater of the GAWA and RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to the Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

                                   -----------------------------------------------------------------
When a withdrawal, plus all        The GWB is recalculated, equaling the lesser of:
prior withdrawals in the current        *   Contract Value after the withdrawal less any recapture
Contract Year, exceeds the                  charge on any Contract Enhancement; Or
greater of the GAWA and RMD, as         *   The greater of the GWB before the withdrawal less the
applicable -                                withdrawal, or zero.
                                   The GAWA is recalculated because the For Life Guarantee is invalidated, equaling the lesser of:
                                        *   The GAWA before the withdrawal;
                                        *   The GWB after the withdrawal; Or
                                        *   5% of the Contract Value after the withdrawal less the
                                            recapture charge on any Contract Enhancement.
                                   -----------------------------------------------------------------

If you exceed the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA), one time with your withdrawals, then the For Life Guarantee is void and cannot be made valid again. From then on, this GMWB guarantees withdrawals until the GWB is depleted. Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

--------------------------------------------------------------------------------
RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner. Under the Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being invalidated. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples  that  are  relevant  or  specific  to  tax-qualified   Contracts,
illustrating this GMWB, in varying circumstances and with specific factual assumptions, are in Appendix E, particularly examples 4, 5, and 7. Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB
ultimately      suits     your     needs      relative      to     your     RMD.
--------------------------------------------------------------------------------

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

Premiums.

                                   -----------------------------------------------------------------
With each subsequent premium       The GWB is recalculated, increasing by the amount of the
payment on the Contract -          premium net of any applicable premium taxes.

                                   The GAWA is also recalculated, increasing by:
                                      *   5% of the premium net of any applicable premium taxes; Or
                                      *   5% of the increase in the GWB - if the maximum GWB is
                                          hit.
                                   -----------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                                   -----------------------------------------------------------------
With a Step-Up -                   The GWB equals Contract Value.

                                   The GAWA is recalculated, equaling the greater of:
                                      *   5% of the new GWB; Or
                                      *   The GAWA before the Step-Up.
                                   -----------------------------------------------------------------

     The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract.

    * On and after January 17, 2006, during the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

    * For Contracts to which this GMWB was added before January 17, 2006, Step-Ups are only allowed during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

If a step-up transaction is processed on the same day the bonus is applied and the Contract Value is less than or equal to the GWB after application of the bonus, the step-up transaction should be terminated and should not count against the Owner as an elected step-up.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is valid and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

                                 ------------------------------------------------------------------
After each payment when the      The GWB is recalculated, equaling the greater of:
Contract Value is zero -              *   The GWB before the payment less the payment; Or
                                      *   Zero.

                                 The GAWA:
                                      *   Is unchanged so long as the For Life Guarantee is
                                          valid; Otherwise
                                      *   Is recalculated, equaling the lesser of the GAWA
                                          before, and the GWB after, the payment.
                                 ------------------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.

                *   Upon the Owner's death, the For Life Guarantee is void.

                * Only the GWB is payable while there is value to it (until depleted).

                * The spousal Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the spousal Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.

                * Contract Anniversaries will continue to be based on the Contract's Issue Date.

        *     Continue the Contract without this GMWB (GMWB is terminated).

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The bonus is only available for Contracts to which this GMWB is added on and after January 17, 2006. The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB is added to the Contract (the "Bonus Base"), as described immediately below.

       * When this GMWB is added to the Contract, the Bonus Base equals the GWB.
       * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, or the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.
                 * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
                 * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

       * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

       * With any Step-Up, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

       * The tenth Contract Anniversary after the effective date of the endorsement;

       * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

       *   The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

       *   The GWB is recalculated, increasing by 5% of the Bonus Base.

       * The GAWA is then recalculated, equaling the greater of 5% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.
--------------------------------------------------------------------------------

4% For Life Guaranteed Minimum Withdrawal Benefit ("LifeGuard 4"). The examples in Appendix E supplement the description of this GMWB in varying circumstances and with specific factual assumptions.

PLEASE NOTE: EFFECTIVE MAY 1, 2006, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

        *      The Owner's life (the "For Life Guarantee");

                    The For Life Guarantee is based on the life of the first Owner to die with joint Owners. For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

                    So long as the For Life Guarantee is valid, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

        Or

        * Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

                    The GWB is the guaranteed amount available for future periodic withdrawals.

        * For Contracts to which this GMWB is added from January 17, 2006 through April 30, 2006, we offer a bonus on the GWB; you may be able to receive a credit to the GWB for a limited time (see box below, and the paragraph preceding it at the end of this section, for more information).

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB. But PLEASE NOTE: The guarantees of this GMWB, including any bonus opportunity, are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 50 to 80 years old; may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract), Guaranteed Minimum Income Benefit (GMIB) or the Guaranteed Minimum Accumulation Benefit (GMAB). Subject to availability, this GMWB may be elected after the GMAB has terminated. We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity
- to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. Also, when the Owner is a legal entity, charges will be determined based on the age of the Annuitant and changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on  withdrawals  each Contract Year to keep the guarantees of this GMWB in full effect, which is called the Guaranteed Annual Withdrawal Amount (GAWA). Withdrawals exceeding the limit invalidate the For Life Guarantee, in addition to causing the GWB and GAWA to be recalculated (see below).

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals initial premium net of any applicable premium taxes.
Contract on the Issue
Date -                           The GAWA equals 4% of the GWB.
                                 --------------------------------------------------------------------

                                 --------------------------------------------------------------------
When this GMWB is added to the   The GWB equals Contract Value less the recapture charge on any
Contract on any Contract         Contract Enhancement.
Anniversary -
                                 The GAWA equals 4% of the GWB.
                                 --------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix E.) The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

Withdrawals.   Withdrawals   may  cause   both  the  GWB  and  GAWA  to  be
recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA. The two tables below clarify what happens in either instance.

                                  ------------------------------------------------------------------
When a withdrawal, plus all       The GWB is recalculated, equaling the greater
prior withdrawals in the          of:
current Contract Year, is less          *    The GWB before the withdrawal less the withdrawal; Or
than or equal to the GAWA -             *    Zero.
                                  The GAWA:
                                        *    Is unchanged so long as the For Life Guarantee is valid;
                                             Otherwise
                                        *    Is recalculated, equaling the lesser of the GAWA before
                                             the withdrawal, or the GWB after the withdrawal.
                                  ------------------------------------------------------------------

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the GAWA. You may withdraw the GAWA all at once or throughout the Contract Year. Withdrawing less than the GAWA in a Contract Year does not entitle you to withdraw more than the GAWA in the next Contract Year. The amount you may withdraw each Contract Year and keep the guarantees of this GMWB in full effect does not accumulate.

Withdrawing  more than the GAWA in a Contract  Year  causes the GWB and the
GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount - even set equal to Contract Value (less any recapture charge on any Contract Enhancement). The GAWA is also potentially impacted.

                                  ------------------------------------------------------------------
                                  The GWB is recalculated, equaling the lesser
When a withdrawal, plus all       of:
prior withdrawals in the                *    Contract Value after the withdrawal less any recapture
current Contract Year, exceeds               charge on any Contract Enhancement; Or
the GAWA -                              *    The greater of the GWB before the withdrawal less the
                                             withdrawal, or zero.
                                  The GAWA is recalculated because the For Life Guarantee is invalidated, equaling the lesser of:
                                        *    The GAWA before the withdrawal;
                                        *    The GWB after the withdrawal; Or
                                        *    4% of the Contract Value after the withdrawal less the
                                             recapture charge on any Contract Enhancement.
                                  ------------------------------------------------------------------

If you exceed the GAWA one time with your withdrawals, then the For Life Guarantee is void and cannot be made valid again. Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 24. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 242.

Premiums.

                                  ------------------------------------------------------------------
With each subsequent premium      The GWB is recalculated, increasing by the amount of the premium
payment on the Contract -         net of any applicable premium taxes.

                                  The GAWA is also recalculated, increasing by:
                                      *   4% of the premium net of any applicable premium taxes; Or
                                      *   4% of the increase in the GWB - if the maximum GWB is hit.
                                  ------------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. The GWB can never be more than $5 million. See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

                                  ------------------------------------------------------------------
With a Step-Up -                  The GWB equals Contract Value.

                                  The GAWA is recalculated, equaling the greater of:
                                      *   4% of the new GWB; Or
                                      *   The GAWA before the Step-Up.
                                  ------------------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract.

        * On and after January 17, 2006, during the first ten Contract Years after this GMWB is added to the Contract, Step-Ups are only allowed on or during the 30-day period following a Contract Anniversary.

        * For Contracts to which this GMWB was added before January 17, 2006, Step-Ups are only allowed during the 30-day period following a Contract Anniversary.

Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. The GWB can never be more than $5 million with a Step-Up. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

If a step-up transaction is processed on the same day the bonus is applied and the Contract Value is less than or equal to the GWB after application of the bonus, the step-up transaction should be terminated and should not count against the Owner as an elected step-up.

Owner's Death. The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners), this GMWB terminates without value.

Contract Value Is Zero. With this GMWB, in the event Contract Value is zero, the GAWA is unchanged and payable so long as the For Life Guarantee is valid and the Contract is still in the accumulation phase. Otherwise, payments will be made while there is value to the GWB (until depleted), so long as the Contract is still in the accumulation phase. Payments are made on the periodic basis you elect, but no less frequently than annually.

                                  ------------------------------------------------------------------
After each payment when the       The GWB is recalculated, equaling the greater
Contract Value is zero -          of:
                                      *    The GWB before the payment less the payment; Or
                                      *    Zero.

                                  The GAWA:
                                      *    Is unchanged so long as the For Life Guarantee is valid;
                                           Otherwise
                                      *    Is recalculated, equaling the lesser of the GAWA before,
                                           and the GWB after, the payment.
                                  ------------------------------------------------------------------

If you die before all scheduled payments are made, then your Beneficiary will receive the remainder. All other rights under your Contract cease, except for the right to change Beneficiaries. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no other death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

        * Continue the Contract with this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.

                    *   Upon the Owner's death, the For Life Guarantee is void.

                    * Only the GWB is payable while there is value to it (until depleted).

                    * The spousal Beneficiary is also allowed a Step-Up. The Step-Up may only be elected on the first Contract Anniversary on or after the Continuation Date, which is the date the spousal Beneficiary's election to continue the Contract is in Good Order. Otherwise, the above rules for Step-Ups apply.

                    * Contract Anniversaries will continue to be based on the Contract's Issue Date.

        *     Continue the Contract without this GMWB (GMWB is terminated).

        * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - whether or not the Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 241.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

        *     The Income Date;

        * The date of complete withdrawal of Contract Value (full surrender of the Contract);

        * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

        * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

        * The date all obligations under this GMWB are satisfied after the Contract Value is zero.

Annuitization.

        Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

        Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

        This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

        The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See "Guaranteed Minimum Withdrawal Benefit General Considerations" and "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 81 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus. The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. The bonus is a percentage of a sum called the Bonus Base (defined below). The bonus is only available for Contracts to which this GMWB is added on and after January 17, 2006. The box below has more information about the bonus, including:

        *     How the bonus is calculated;

        * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

        *     For how long the bonus is available; and

        *     When and what happens when the bonus is applied to the GWB.

--------------------------------------------------------------------------------
The bonus equals 5% and is based on a sum that may vary after this GMWB was added to the Contract (the "Bonus Base"), as described immediately below.

       * When this GMWB is added to the Contract, the Bonus Base equals the GWB.
       * With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the GAWA, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.
                 * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
                 * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

       * With a premium payment, the Bonus Base increases by the amount of the premium net of any applicable premium taxes.

       * With any Step-Up, the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

The Bonus Base can never be more than $5 million.

     The Bonus is available for a limited time (the "Bonus Period"). The Bonus Period runs from the date this GMWB is added to the Contract through the earliest of:

       * The tenth Contract Anniversary after the effective date of the endorsement;

       * The Contract Anniversary on or immediately following the Owner's (if joint Owners, the oldest Owner's) 81st birthday; or

       *   The date Contract Value is zero.

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

       *   The GWB is recalculated, increasing by 5% of the Bonus Base.

       * The GAWA is then recalculated, equaling the greater of 4% of the new GWB and the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base.

There are examples  illustrating  the bonus, in varying  circumstances  and with specific factual assumptions, with the 5% for Life GMWB. These examples are in the Appendices.
--------------------------------------------------------------------------------

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. If you have arranged for systematic withdrawals, schedule any planned Step-Up under a GMWB to occur prior to the withdrawal. Example 7 in Appendix E illustrates the consequences of a withdrawal preceding a Step-Up. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge and an Excess Interest Adjustment.

If your Contract contains the GMAB, LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, systematic withdrawals are only allowed on a pro-rata basis including all investment options (including the GMAB Fixed Account and GMWB Fixed Account) or, in the alternative, may be requested from specified investment options, excluding the GMAB Fixed Account and the GMWB Fixed Account. Specific to the GMWB Fixed Account, a specified withdrawal request may cause an automatic transfer from the GMWB Fixed Account on the following Contract Monthly Anniversary.

In addition, for Contracts with the GMAB, the percentage of the partial withdrawal taken from the GMAB Fixed Account cannot exceed the ratio of the GMAB Fixed Account value to the Contract Value. Similarly, for Contracts with the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

        * the New York Stock Exchange is closed (other than customary weekend and holiday closings);

        * under applicable SEC rules, trading on the New York Stock Exchange is restricted;

        * under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or

        *     the SEC, by order, may permit for the protection of Contract
              Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account and the GMWB Fixed Account for up to six months or the period permitted by law.

                       INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income  option at least seven days before the Income Date, but changes to the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 90th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation, unless otherwise approved by the Company. Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You  can  choose  to  have  income   payments  made   monthly,   quarterly,
semi-annually or annually. Or you can choose a single lump sum payment. If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

        * the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

        * the amount of any applicable premium taxes, recapture charges or withdrawal charges and any Excess Interest Adjustment deducted from your Contract Value on the Income Date;

        *     which income option you select; and

        * the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 3% for option 4 or 4.5% for options 1-3 and, if you select an income option with a life contingency, the age and gender of the Annuitant; however, the assumed investment rate is 3% for all options on Contracts issued on or after October 4, 2004. State variations may apply.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

If the assumed net investment rate is a lower percentage, for example, 3% versus 4.5% under a particular Annuity Option, the initial payment will be smaller if a 3% assumed net investment rate applies instead of a 4.5% assumed net investment rate, but, all other things being equal, the subsequent 3% assumed net investment rate payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant). The following income options may not be available in all states.

Option 1 - Life Income. This income option provides monthly payments for your life.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

FutureGuard Guaranteed Minimum Income Benefit.

PLEASE NOTE: EFFECTIVE DECEMBER 3, 2007, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This optional Guaranteed Minimum Income Benefit ("GMIB") endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract Years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. The guarantee is different depending on when you purchased a Contract.

This benefit is only available if:

        *     you elect it prior to your Contract's Issue Date;

        *     the Annuitant is not older than age 75 on the Issue Date; and

        * you exercise it on or within 30 calendar days of your 10th, or any subsequent, Contract Anniversary but in no event later than the 30 calendar day period following the Contract Anniversary immediately following the Annuitant's 85th birthday.

This GMIB will terminate and will not be payable at the earliest of:

        *     the Income Date (if prior to the effective date of this GMIB);

        * the 31st calendar day following the Contract Anniversary immediately after the Annuitant's 85th birthday;

        *     the date you make a total withdrawal from the Contract;

        * upon your death (unless your spouse is your Beneficiary, elects to continue the Contract and is eligible for this benefit); or

        * if the Owner is not a natural person, upon the death of the Annuitant.

Once elected, this GMIB cannot be terminated in any other way while your Contract is in force.

You have the option of taking this GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to this GMIB endorsement. The only types of income payments available under this GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

Option 1 - Life Income,

Option 2 - Joint and Survivor,

Option 3 - Life Annuity with 120 Monthly Periods Guaranteed, and

Option 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed.

No other income options will be available, and no partial annuitizations will be allowed.

After the 10th Contract Anniversary or any subsequent Contract Anniversary, the Contract Owner must exercise this option prior to the Income Date. This GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 Contract Years. Please consult a tax advisor on this and other matters of selecting income options.

This GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of Contract Value or performance. This benefit does not enhance the amounts paid in any withdrawals or death benefits. You will not receive any benefit under this endorsement if you make a total withdrawal of your Contract Value.

Both the amount of this GMIB and the quarterly charge for this GMIB (described above in the Charges section) are based upon an amount called the "GMIB Benefit Base." The GMIB Benefit Base for this GMIB is the greater of (a) or (b), where:

(a) is the Roll-Up Component which is equal to:

        *     all premiums you have paid (net of any applicable premium taxes);
              plus

        * any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; minus

        * an adjustment (described below) for any withdrawals (including any applicable charges and Excess Interest Adjustments to those withdrawals);

compounded at an annual interest rate of 5% from the Issue Date until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB.

For Contracts issued before May 2, 2005, with the Roll-Up Component, any taxes incurred and the following charges are also subtracted from your premiums and Contract Enhancements: annual contract maintenance charges; transfer charges; and any applicable non-asset based Contract charges due (other than the GMIB charge) under any optional endorsement.

For Contracts issued before May 3, 2004, the annual interest rate is 6%.

All adjustments for Premiums and Contract Enhancements are made on the date of the Premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the exercise date of this GMIB. For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up
Component immediately prior to the excess withdrawal multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawal (including any applicable charges and adjustments to such excess withdrawal). In calculating the withdrawal adjustment, the Issue Date is considered a Contract Anniversary. Generally, the larger the withdrawal, the greater the impact on the GMIB Benefit Base. Please note also that when the Contract Value is greater than the Roll-Up Component, dollar for dollar withdrawals would result in a larger withdrawal adjustment than would proportional withdrawals. However, all withdrawals will be processed as described above, regardless of the level of the Contract Value.

For example, the calculations for a Contract issued with an initial Premium payment of $10,000, this Guaranteed Minimum Income Benefit, and a 4% Contract Enhancement would be as follows. Assume the Owner takes a gross withdrawal during the Contract Year of $400, which is less than 5% of the Roll-Up Component as of the previous Contract Anniversary and therefore treated as a dollar-for-dollar withdrawal at the end of the Contract Year. The Roll-Up Component of the GMIB Benefit Base at the end of the year will be equal to the Premium and Contract Enhancement accumulated at 5% to the end of the year; less the withdrawal adjustment of $400 made at the end of the year. The resulting Roll-Up Component is equal to ($10,000 + $400) x 1.05 - $400 = $10,520. (If your
Contract was issued before May 2, 2005, then annual contract maintenance charges are also subtracted, and the resulting Roll-Up Component is equal to ($10,000 + $400) x 1.05 - $35 - $400 = $10,485.) These examples do not take into account taxes.

For Contracts issued before May 2, 2004, withdrawal adjustments are made at the time of the withdrawal and reduce the Roll-Up Component of the Benefit Base in the same proportion as the reduction in Contract Value.

and (b) is the Greatest Contract Anniversary Value Component and is equal to:

        * the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday; minus

        * an adjustment (described below) for any withdrawals after that Contract Anniversary (including any applicable charges and Excess Interest Adjustments for those withdrawals); plus

        * any premiums paid (net of any applicable premium taxes) after that Contract Anniversary; minus

        * any annual contract maintenance charge, transfer charge, and any applicable non-asset based charges due under any optional endorsement deducted after that Contract Anniversary; and minus

        *     any taxes deducted after that Contract Anniversary.

All of the applicable listed events and their adjustments are made on the date of the transaction. The withdrawal adjustment is the Greatest Contract Anniversary Value Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments for such withdrawals).

Neither component of the GMIB Benefit Base will ever exceed:

        * 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date this GMIB is exercised); minus

        * any withdrawals (including related charges and adjustments) deducted since the issuance of the Contract.

For Contracts issued before May 2, 2005, with both components of the GMIB Benefit Base, any taxes incurred and the following charges are also subtracted from your premiums: annual contract maintenance charges; transfer charges; and any non-asset based Contract charges due under any optional endorsement. The applicability of this limitation will be determined after the calculation of each component of the GMIB Benefit Base.

If you are the Annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the Annuitant and will continue to be eligible for this GMIB as long as he or she would have been eligible as an Annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then this GMIB will terminate and the charge for this GMIB will be discontinued. Similarly, if an Owner who is a natural person is not the Annuitant and the Annuitant dies, you (the Owner) may select a new Annuitant (who must be a person eligible to be an Annuitant on the Issue Date and is age 84 or younger). If the new Annuitant in that situation does not satisfy those criteria then this GMIB will terminate and the GMIB charge discontinued. In the event of joint Annuitants, the age of the youngest Annuitant will be used for all these determinations. Changing an Annuitant or selecting a new Annuitant while the current Annuitant is still living is not allowed.

Among other requirements applicable to Contracts issued to entities/Owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of this GMIB, with multiple Contracts or otherwise, is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.

You may not elect both a GMIB and a GMWB, and you may not elect to add a GMWB after the Issue Date to a Contract with a GMIB. You may also not elect both a GMIB and GMAB.

FutureGuard 6 Guaranteed Minimum Income Benefit. This Guaranteed Minimum Income Benefit may be appropriate for those investors who are looking for a guaranteed level of income now or in the future. The benefit is designed to provide a guaranteed minimum level of future income regardless of the investment performance of the underlying investment options. The benefit requires annuitization to provide guaranteed income in the future. For those investors who are wishing to have current income, this benefit allows them to withdraw a minimum amount and still have guaranteed income in the future. The following description of this Guaranteed Minimum Income Benefit is supplemented by the examples in Appendix G.

This optional GMIB endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 Contract Years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. The guarantee is different depending on when you purchased a Contract.

This benefit is only available if:

        *     you elect it prior to your Contract's Issue Date;

        *     the Annuitant is not older than age 75 on the Issue Date; and

        * you exercise it on or within 30 calendar days of any Contract Anniversary that is at least 10 years later than the most recent "Step-Up Date" (described below) but in no event later than the 30 calendar day period following the Contract Anniversary immediately following the Annuitant's 85th birthday.

This GMIB will terminate and will not be payable at the earliest of:

        *     the Income Date (if prior to the effective date of this GMIB);

        * the 31st calendar day following the Contract Anniversary immediately after the Annuitant's 85th birthday;

        *     the date you make a total withdrawal from the Contract;

        * upon your death (unless your spouse is your Beneficiary, elects to continue the Contract and is eligible for this benefit); or

        * if the Owner is not a natural person, upon the death of the Annuitant.

This GMIB can only be elected at the time you purchase your Contract. Once elected, this GMIB cannot be terminated in any way other than described above while your Contract is in force.

You have the option of taking this GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to this GMIB endorsement. The only types of income payments available under this GMIB are life contingent fixed annuity income payments. The fixed annuity payment income options currently available are:

Option 1 - Life Income,

Option 2 - Joint and Survivor,

Option 3 - Life Annuity with 120 Monthly Periods Guaranteed, and

Option 4 - Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed.

No other income options will be available, and no partial annuitizations will be allowed.

After any Contract Anniversary that is at least 10 years later than the most recent "Step-Up Date" (described below), the Contract Owner must exercise this option prior to the Income Date. This GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 Contract Years. Please consult a tax advisor on this and other matters of selecting income options.

This GMIB only applies to the determination of income payments under the income options specified above. It is not a guarantee of Contract Value or performance. This benefit does not enhance the amounts paid in any withdrawals or death benefits.

Both the amount of this GMIB and the quarterly charge for this GMIB (described above in the Charges section) are based upon an amount called the "GMIB Benefit Base." The GMIB Benefit Base for this GMIB is the greater of (a) or (b), where:

(a) is the Roll-Up Component which is equal to:

        *     the Step-Up Value on the most recent Step-Up Date; plus

        * any premiums you have paid (net of any applicable premium taxes) subsequent to that Step-Up Date; plus

        * any Contract Enhancements (which are credited only in the first Contract Year) subsequent to the Step-Up Date; minus

        * an adjustment (described below) for any withdrawals (including any applicable charges and Excess Interest Adjustments to those withdrawals) subsequent to that Step-Up Date;

compounded at an annual  interest  rate of 6% from the most recent  Step-Up
Date until the earlier of the Annuitant's 80th birthday or the exercise date of this GMIB.

At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial Premium paid (net of any applicable premium taxes and Sales Charges) plus any Contract Enhancement credited. After issue, the Step-Up Date is equal to the Contract Anniversary on which the Owner elects to step up the Roll-Up Component to the Contract Value, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

Electing to step-up the Roll-Up Component is optional; however, electing to step-up means that you cannot annuitize under this GMIB for another 10 years (from the newly determined Step-Up Date). A written request for step-up must be received in Good Order by the Service Center within 30 days prior to the Contract Anniversary. The latest available Step-Up Date will be the Contract Anniversary on or immediately following the Annuitant's 75th birthday.

All adjustments for Premiums and Contract Enhancements are made on the date of the Premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the exercise date of this GMIB. For total withdrawals up to 6% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 6% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up
Component immediately prior to the excess withdrawal multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawal (including any applicable charges and adjustments to such excess withdrawal). In calculating the withdrawal adjustment, the Issue Date is considered a Contract Anniversary. Generally, the larger the withdrawal, the greater the impact on the GMIB Benefit Base. Please note also that when the Contract Value is greater than the Roll-Up Component, dollar for dollar withdrawals would result in a larger withdrawal adjustment than would proportional withdrawals. However, all withdrawals will be processed as described above, regardless of the level of the Contract Value.

and (b) is the Greatest Contract Anniversary Value Component and is equal to:

        * the greatest Contract Value on any Contract Anniversary prior to the Annuitant's 81st birthday; minus

        * an adjustment (described below) for any withdrawals after that Contract Anniversary (including any applicable charges and Excess Interest Adjustments for those withdrawals); plus

        * any premiums paid (net of any applicable premium taxes) after that Contract Anniversary; minus

        *     any taxes deducted after that Contract Anniversary.

All of the applicable listed events and their adjustments are made on the date of the transaction. The withdrawal adjustment is the Greatest Contract Anniversary Value Component immediately prior to the withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (including any applicable charges and adjustments for such withdrawals).

Neither component of the GMIB Benefit Base will ever exceed:

        * 300% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date this GMIB is exercised); minus

        * any withdrawals (including related charges and adjustments) deducted since the issuance of the Contract.

If the Contract Value falls to zero while this GMIB is in effect, then:

        * Annuitization under this GMIB will be automatically exercised if, in each Contract Year since the Issue Date, all withdrawals taken during the Contract Year have either been verified to be RMDs or, in total (including any applicable charges and adjustments), have not exceeded 6% of the Roll-Up Component as of the previous Contract Anniversary.

              * A notice of the annuitization will be sent to the Owner within 10 calendar days, and the Owner will have 30 days from the date the Contract Value falls to zero to choose an income option and a payment frequency. The Contract will remain active during this 30-day period. If no choice is made by the end of the 30-day period, the Owner will receive monthly payments based on a life annuity with 10 years certain (joint life annuity with 10 years certain if Joint Annuitants).

        *     Otherwise, the GMIB terminates without value.

If you are the Annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the Annuitant and will continue to be eligible for this GMIB as long as he or she would have been eligible as an Annuitant when your Contract was issued and is age 84 or younger. If your spouse does not satisfy those criteria, then this GMIB will terminate and the charge for this GMIB will be discontinued. Similarly, if an Owner who is a natural person is not the Annuitant and the Annuitant dies, you (the Owner) may select a new Annuitant (who must be a person eligible to be an Annuitant on the Issue Date and is age 84 or younger). If the new Annuitant in that situation does not satisfy those criteria then this GMIB will terminate and the GMIB charge discontinued. In the event of joint Annuitants, the age of the youngest Annuitant will be used for all these determinations. Changing an Annuitant or selecting a new Annuitant while the current Annuitant is still living is not allowed.

Among other requirements applicable to Contracts issued to entities/Owners, the use of multiple Contracts by related entities to avoid maximum premium limits is not permitted. Selection of this GMIB, with multiple Contracts or otherwise, is subject to our administrative rules designed to assure its appropriate use. We may update these rules as necessary.

You may not elect both a GMIB and a GMWB, and you may not elect to add a GMWB after the Issue Date to a Contract with a GMIB. You may also not elect both a GMIB and GMAB.

                                  DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase. Instead you may choose an optional death benefit for an additional charge, availability of which may vary by state. For more information about the availability of an optional death benefit in your state, please see the application, check with the registered representative helping you to purchase the Contract or contact us at our Annuity Service
Center. Our contact information is on the first page of this prospectus. The optional death benefits are only available upon application, and once chosen, cannot be canceled. The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB. Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include interest to the extent required by law. The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the other death benefit endorsements. If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Investment Divisions and Fixed Account according to the current allocation instructions on file for your account as of that date. Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

        * your Contract Value on the date we receive all required documentation from your Beneficiary; or

        * the total premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal. For Contracts issued before October 4, 2004, the withdrawal adjustment is equal to the dollar amount of the withdrawal, and this component of the death benefit would be further reduced by any annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and premium taxes.

Earnings  Protection  Benefit  ("EarningsMax").   The  Earnings  Protection
Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit when the Contract is issued.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit then, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are between the ages of 70 and 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define earnings as the amount by which the sum of your Contract Value, including any Contract Enhancement, exceeds the remaining premiums (premiums not previously withdrawn). If the earnings amount is negative, i.e., the total remaining premiums are greater than your Contract Value, no Earnings Protection Benefit will be paid. In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premiums, excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first Contract year).

As  described   below,  if  your  spouse   exercises  the  Special  Spousal
Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit. If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" beginning on page 241). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the Contract Value after application of the Continuation Adjustment plus remaining premiums paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation") will be paid:

        *     if your Contract is in the income phase at the time of your death;

        *     if there are no earnings in your Contract; or

        * if your spouse exercises the Special Spousal Continuation Option (described below) and either

                    *   is age 76 or older at the Continuation Date or

                    *   elects to discontinue the Earnings Protection Benefit.

The Earnings Protection Benefit may not be available in your state. See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

Optional Death Benefits. Several optional death benefits are available, in lieu of or in addition to any Earnings Protection Benefit, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit. Optional death benefits are available if you are 79 years of age or younger on the Contract's Issue Date. However, the older you are when your Contract is issued, the less advantageous it would be for you to select an optional death benefit. These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

Depending on when and in what state you applied for the Contract: the availability of an optional death benefit may have been different; how an optional death benefit is calculated varies; and we may have referred to an optional death benefit by a different name - all as noted below.

For purposes of these optional death benefits, "Net Premiums" are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the "Highest Anniversary Value" component, the adjustment to your Contract Value for applicable charges will have occurred proportionally at the time of the deductions. For Contracts issued before October 4, 2004, your premium payments are further reduced by the annual contract maintenance charges, transfer charges, the charges for any optional benefit endorsements, and taxes. Also for Contracts issued before October 4, 2004, the withdrawal adjustment is instead equal to the dollar amount of your withdrawals.

Following are the calculations for the optional death benefits on and after May 2, 2005. For purposes of these calculations, with the "Roll-up" component, interest will compound (accumulate) until the Contract Anniversary immediately preceding your 81st birthday.

        5% Roll-up Death Benefit, changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b) total Net Premiums since your Contract was issued, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
                (c) your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday.

        However, the interest rate is 4% per annum if you are 70 years old or older on the Contract's Issue Date. Also, the interest rate is 3% per annum in some states, and accordingly, the interest rate is 2% per annum if you are 70 years old or older on the Contract's Issue Date, having purchased this optional death benefit in such state.

        4% Roll-up Death Benefit, changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b) total Net Premiums since your Contract was issued, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
                (c) your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday.

        However, the interest rate is 3% per annum if you are 70 years old or older on the Contract's Issue Date.

        PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THE 4% ROLL-UP DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

        Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b)    total Net Premiums since your Contract was issued; or
                (c) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary. For contracts issued on or after January 16, 2007, Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary will not be deducted from your greatest Contract Value.

        Combination 5% Roll-up and Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b) total Net Premiums since your Contract was issued, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
                (c) your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 5% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
                (d) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes), subsequent to that Contract Anniversary. For contracts issued on or after January 16, 2007, Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary will not be deducted from your greatest Contract Value.

        However, the interest rate is 4% if you are 70 years old or older on the Contract's Issue Date. Also, the interest rate is 3% per annum in some states, and accordingly, the interest rate is 2% per annum if you are 70 years old or older on the Contract's Issue Date, having purchased this optional death benefit in such state.

        Combination 4% Roll-up and Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the business day on which we receive all required documentation from your Beneficiary; or
                (b) total Net Premiums since your Contract was issued, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
                (c) your Contract Value at the end of your seventh Contract Year or as of the Contract Anniversary immediately preceding your 81st birthday, whichever is earlier, plus your total Net Premiums since then, compounded at 4% per annum until the Contract Anniversary immediately preceding your 81st birthday; or
                (d) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary. For contracts issued on or after January 16, 2007, Annual Contract Maintenance Charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary will not be deducted from your greatest Contract Value.

        However, the interest rate is 3% per annum if you are 70 years old or older on the Contract's Issue Date.

        PLEASE NOTE: EFFECTIVE APRIL 30, 2007, THE COMBINATION 4% ROLL-UP AND HIGHEST ANNIVERSARY VALUE DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Following are the  calculations  for the optional death benefits before May
2, 2005. For purposes of these calculations, amounts in (c) and (d) of the roll-up and combination death benefits are limited to 250% of your total Net Premiums; however, this limitation does not include the amount payable with the Earnings Protection Benefit. For more information, please see "Earnings Protection Benefit" beginning on page 234. We will not permit you to use multiple Contracts to try to circumvent this limitation.

        5% Roll-up Death Benefit (5% Compounded Death Benefit), changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b)    total Net Premiums since your Contract was issued; or
                (c) total Net Premiums since your Contract was issued, compounded at 5% per annum; or
                (d) your Contract Value at the end of your seventh Contract year, plus your total Net Premiums since your seventh Contract year, compounded at 5% per annum.

        However, the interest rate is 4% per annum if you are 70 years old or older on the Contract's Issue Date. Also, the interest rate is 3% per annum in some states, and accordingly, the interest rate is 2% per annum if you are 70 years old or older on the Contract's Issue Date, having purchased this optional death benefit in such state.

        4% Roll-up Death Benefit, changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b)    total Net Premiums since your Contract was issued; or
                (c) total Net Premiums since your Contract was issued, compounded at 4% per annum; or
                (d) your Contract Value at the end of your seventh Contract year, plus your total Net Premiums since your seventh Contract year, compounded at 4% per annum.

        However, the interest rate is 3% per annum if you are 70 years old or older on the Contract's Issue Date.

        Highest Anniversary Value Death Benefit (Maximum Anniversary Value Death Benefit), changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b)    total Net Premiums since your Contract was issued; or
                (c) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.

        Combination 5% Roll-up and Highest Anniversary Value Death Benefit (Combination Death Benefit), changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b)    total Net Premiums since your Contract was issued; or
                (c) total Net Premiums since your Contract was issued, compounded at 5% per annum; or
                (d) your Contract Value at the end of your seventh Contract year, plus your total Net Premiums since your seventh Contract year, compounded at 5% per annum; or
                (e) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary).

        However, the interest rate is 4% if you are 70 years old or older on the Contract's Issue Date. Also, the interest rate is 3% per annum in some states, and accordingly, the interest rate is 2% per annum if you are 70 years old or older on the Contract's Issue Date, having purchased this optional death benefit in such state.

        Combination 4% Roll-up and Highest Anniversary Value Death Benefit, changes your basic death benefit to the greatest of:

                (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
                (b)    total Net Premiums since your Contract was issued; or
                (c) total Net Premiums since your Contract was issued, compounded at 4% per annum; or
                (d) your Contract Value at the end of your seventh Contract year, plus your total Net Premiums since your seventh Contract year, compounded at 4% per annum; or
                (e) your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), the annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes subsequent to that Contract Anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.

        However, the interest rate is 3% per annum if you are 70 years old or older on the Contract's Issue Date.

Payout Options. The basic death benefit and the optional death benefits can be paid under one of the following payout options:

        *     single lump sum payment; or

        * payment of entire death benefit within 5 years of the date of death; or

        * payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary. Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. For more information, please see "Special Spousal Continuation Option" beginning on page 241.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

Special Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Moreover, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate this amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse. The Special Spousal Continuation Option may not be available in your state. See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit including any Earnings Protection Benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. Any GMIB will terminate upon your death (and no further GMIB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see the descriptions of the Guaranteed Minimum Income Benefits beginning on page 227. Similarly, a GMWB will also terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see the respective GMWB subsections in this prospectus.

Unless your spouse discontinues the Earnings Protection Benefit on the Continuation Date, charges for the benefit will be deducted even though no Earnings Protection Benefit will apply if your spouse is 76 or older when the Contract is continued.

The Special Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-Selected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

                                      TAXES

The following is only general information and is not intended as tax advice to any individual. Additional tax information is included in the SAI. You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts - General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts - Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts - Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. A part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

        *     paid on or after the date you reach age 59 1/2;

        *     paid to your Beneficiary after you die;

        * paid if you become totally disabled (as that term is defined in the Code);

        * paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

        *     paid under an immediate annuity; or

        *     which come from premiums made prior to August 14, 1982.

Non-Qualified Contracts - Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary," who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's "designated beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts - Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals - Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an
Owner:

        *     reaches age 59 1/2;

        *     leaves his/her job;

        *     dies;

        *     becomes disabled (as that term is defined in the Code); or

        * experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals - Investment Adviser Fees. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

        * there was a written agreement providing for payments of the fees solely from the annuity Contract,

        *     the Contract Owner had no liability for the fees, and

        * the fees were paid solely from the annuity Contract to the adviser.

Extension of Latest Income Date. If you do not annuitize your non-qualified Contract on or before the latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you attain age 90. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

IRS Approval. The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 87 Investment Divisions and at least one Fixed Account Option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, distributions from a Contract are subject to 10% federal income tax withholding unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Any distribution from a tax-qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

  (a) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee,
          (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

  (b)     a required minimum distribution;

  (c)     a hardship withdrawal; or

  (d)     the non-taxable portion of a distribution.

JACKSON TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. (We do impose a so-called "Federal (DAC) Tax Charge" under variable life insurance policies, but the "Federal (DAC) Tax Charge" merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called "Federal (DAC) Tax Charge" under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

                                OTHER INFORMATION

Dollar Cost Averaging. If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account Option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account Options from the one-year Fixed Account Option or any of the Investment Divisions. If the Fixed Account Options are not available or otherwise restricted, dollar cost averaging will be exclusively from the Investment Divisions. In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no charge for Dollar Cost Averaging. Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account Option is a "source account" designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options. The DCA+ Fixed Account Option is credited with an enhanced interest rate. If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over the DCA+ term selected. There is no charge for DCA+. You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+. If you purchased your Contract between June 4, 2003 and August 17, 2003, the Fixed Account may not be used as a source account.

Earnings Sweep. You can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division). There is no charge for Earnings Sweep.

If you purchased your Contract between June 4, 2003 and August 17, 2003 and you purchased the 3% or 4% Contract Enhancement, earnings may be transferred only from JNL/Select Market Fund into the Investment Divisions.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions. There is no charge for Rebalancing.

If you purchased your Contract between June 4, 2003 and August 17, 2003 and you purchased the 3% or 4% Contract Enhancement, rebalancing may only include the investment divisions.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

        *     the Contract Value, plus

        * any fees (other than asset-based fees) and expenses deducted from the premiums, minus

        *     any applicable Contract Enhancement recapture charges.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent. We will return premium payments where required by law. In some states, we are required to hold the premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising. From time to time, we may advertise several types of performance of the Investment Divisions.

        * Total return is the overall change in the value of an investment in an Investment Division over a given period of time.

        * Standardized average annual total return is calculated in accordance with SEC guidelines.

        * Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

        * Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation. These requirements will apply to any other jurisdiction with comparable requirements.

Modification  of  Your  Contract.  Only  our  President,   Vice  President,
Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Legal Proceedings. Jackson is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present. Jackson has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended. Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable. Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2007, for information concerning such amounts that have been accrued. At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

                                 PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

        *     Information we receive from you on applications or other forms;

        *     Information about your transactions with us;

        *     Information we receive from a consumer reporting agency;

        * Information we obtain from others in the process of verifying information you provide us; and

        * Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic  Personal  Information.
We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law. To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

Security to Protect the Confidentiality of Nonpublic Personal  Information.
We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

"JNL(R)," "Jackson National(R)" and "JacksonSM" are trademarks or service marks of Jackson National Life Insurance Company.

"Standard & Poor's(R),"  "S&P(R),"  "S&P 500(R),"  "Standard & Poor's 500,"
"S&P MidCap 400 Index," "S&P 500/Citigroup Value Index," and "S&P MidCap 400/Citigroup Value Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company ("Jackson"). The JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P(R) 10 Fund, the JNL/Mellon Capital Management S&P(R) SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P(R) 24 Fund and any other investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Standard & Poor's Index are not sponsored, endorsed, sold or promoted by Standard & Poor's (S&P) and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in these Funds. Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P. S&P typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

"Dow Jones," "Dow Jones Industrial AverageSM," "Dow Jones Select Dividend IndexSM," "DJIASM," "DowSM" and "Dow 10SM " are service marks of Dow Jones & Company, Inc. (Dow Jones) and have been licensed for use for certain purposes by Jackson. Dow Jones has no relationship to the annuity and Jackson National Life Insurance Company, other than the licensing of the Dow Jones Industrial Average
(DJIA) and its service marks for use in connection with the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund. Please see Appendix A for additional information. The JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates)(Nasdaq, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The Nasdaq-100(R)," "Nasdaq-100 Index(R)," "Nasdaq Stock Market(R)" and "Nasdaq" are trade or service marks of THE Nasdaq, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by Jackson. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq(R) 15 Fund, the JNL/Mellon Capital Management VIP Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund. The JNL/Mellon Capital Management Nasdaq(R) 15 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell"). Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes. Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell's  publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based. RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES. RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES. RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line TimelinessTM Ranking System" are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson. The JNL/Mellon Capital Management Value Line(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund. Jackson is not affiliated with any Value Line Company.

"NYSE(R)" is a registered mark of, and "NYSE  International 100 IndexSM" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by Jackson National Asset Management, LLC. The JNL/Mellon Capital Management NYSE(R) International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

"NYSE International 100 IndexSM" is a service mark of NYSE Group, Inc. NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the "NYSE International 100 IndexSM" (the "Index") and its service marks for use in connection with the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

NYSE Group, Inc. does not:

o Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE(R) International 25 Fund.
o Recommend that any person invest in the JNL/Mellon Capital Management NYSE(R) International 25 Fund or any other securities.
o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE(R) International 25 Fund.
o Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management NYSE(R) International 25 Fund.
o Consider the needs of the JNL/Mellon Capital Management NYSE(R) International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE(R) International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

--------------------------------------------------------------------------------

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital Management NYSE(R) International 25 Fund. Specifically,

o NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
o The results to be obtained by the JNL/Mellon Capital Management NYSE(R) International 25 Fund, the owner of the JNL/Mellon Capital Management NYSE(R) International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
o       The accuracy or completeness of the Index and its data;
o The merchantability and the fitness for a particular purpose or use of the Index and its data;
o NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
o Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management,  LLC and
NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management NYSE(R) International 25 Fund or any other third parties.

--------------------------------------------------------------------------------

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History....................................... 2

Services.............................................................. 5

Purchase of Securities Being Offered.................................. 5

Underwriters.......................................................... 5

Calculation of Performance............................................ 5

Additional Tax Information............................................ 7

Annuity Provisions....................................................17

Net Investment Factor.................................................18

Condensed Financial Information.......................................19

                                   APPENDIX A

Dow Jones does not:

* Sponsor, endorse, sell or promote the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Recommend that any person invest in the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other securities.

* Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Consider the needs of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the owners of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund in determining, composing or calculating the DJIA or have any obligation to do so.



--------------------------------------------------------------------------------
Dow Jones will not have any liability in connection with the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund. Specifically,

  * Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

           * The results to be obtained by the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund, the owners of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other person in connection with the use of the DJIA and the data included in the DJIA;

           *    The accuracy or completeness of the DJIA and its data;

           * The merchantability and the fitness for a particular purpose or use of the DJIA and its data.

  * Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data.

  * Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing agreement between Jackson National Life Insurance  Company(R)
and Dow Jones is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital
Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other third parties.
--------------------------------------------------------------------------------

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                                                    APPENDIX B

                             CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES

---------------------------------------------------------------------------------------------------------------------------------
Example 1 using the Base Withdrawal Charge Schedule
---------------------------------------------------------------------------------------------------------------------------------
                   100,000.00  : Premium
                        6.00%  : Withdrawal Charge Year 4
                        4.00%  : Contract Enhancement
                        2.50%  : Recapture Charge Year 4
                        5.50%  : Net Return

At end of Year 4
                   128,837.76  : Contract Value at end of year 4
                   100,000.00  : Net Withdrawal requested

                    28,837.76  : Earnings
                    77,772.94  : Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                   106,610.70  : Total Gross Withdrawal

                   106,610.70  : Total Gross Withdrawal
                    -4,666.38  : Withdrawal Charge
                    -1,944.32  : Recapture Charge
                   100,000.00  : Total Net Withdrawal
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
Example 2 using the Base Withdrawal Charge Schedule
---------------------------------------------------------------------------------------------------------------------------------
                      10/1/05
                   100,000.00  : Premium
                        7.00%  : Withdrawal Charge Contribution Year 3
                        2.50%  : Recapture Charge Contribution Year 3
                      12/1/05
                   100,000.00  : Premium
                        8.00%  : Withdrawal Charge Contribution Year 2
                        4.00%  : Recapture Charge Contribution Year 2

                        4.00%  : Contract Enhancement
                        0.00%  : Net Return

                      11/1/07
                   208,000.00  : Contract Value
                   150,000.00  : Net Withdrawal Requested

                     8,000.00  : Earnings
                    12,000.00  : 10% Additional Free Withdrawal amount
                   100,000.00  : Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                    44,886.36  : Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                   164,886.36  : Total Gross Withdrawal

                   164,886.36  : Total Gross Withdrawal
                    -7,000.00  : Withdrawal Charge from Premium 1
                    -2,500.00  : Recapture Charge from Premium 1
                    -3,590.91  : Withdrawal Charge from Premium 2
                    -1,795.45  : Recapture Charge from Premium 2
                   150,000.00  : Total Net Withdrawal
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
Example 3 Using The Base Withdrawal Charge Schedule
---------------------------------------------------------------------------------------------------------------------------------
                    100,000.00 : Premium
                         6.00% : Withdrawal Charge Year 4
                         5.00% : Contract Enhancement
                         3.00% : Recapture Charge Year 4
                         5.50% : Net Return

At end of Year 4
                    130,076.59 : Contract Value at end of year 4
                    100,000.00 : Net Withdrawal requested

                     30,076.59 : Earnings
                     76,838.91 : Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                    106,915.50 : Total Gross Withdrawal

                    106,915.50 : Total Gross Withdrawal
                     -4,610.33 : Withdrawal Charge
                     -2,305.17 : Recapture Charge
                    100,000.00 : Total Net Withdrawal
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Example 4 Using The Base Withdrawal Charge Schedule
---------------------------------------------------------------------------------------------------------------------------------
                     10/1/2001
                    100,000.00 : Premium
                         7.00% : Withdrawal Charge Contribution Year 3
                         4.00% : Recapture Charge Contribution Year 3
                     12/1/2001
                    100,000.00 : Premium
                         8.00% : Withdrawal Charge Contribution Year 2
                         4.50% : Recapture Charge Contribution Year 2

                         5.00% : Contract Enhancement
                         0.00% : Net Return

                     11/1/2003
                    210,000.00 : Contract Value
                    150,000.00 : Net Withdrawal Requested

                     10,000.00 : Earnings
                     10,000.00 : Additional Free
                    100,000.00 : Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                     46,857.14 : Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                    166,857.14 : Total Gross Withdrawal

                    166,857.14 : Total Gross Withdrawal
                     -7,000.00 : Withdrawal Charge from Premium 1
                     -4,000.00 : Recapture Charge from Premium 1
                     -3,748.57 : Withdrawal Charge from Premium 2
                     -2,108.57 : Recapture Charge from Premium 2
                    150,000.00 : Total Net Withdrawal
---------------------------------------------------------------------------------------------------------------------------------
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                                                    APPENDIX C

                                               BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products.


1717 Capital Management Co.                Capital Investment Group                FNB Brokerage Services
1st Discount Brokerage Inc.                Capital Strategies Financial            Foothill Securities Inc.
1st Global Capital Corporation             Capwest Securities Inc.                 Fortune Financial Services
1st Worldwide Financial Partners           Centaurus Financial Inc.                Founders Financial Securities
A G Edwards & Sons                         Century Securities                      FSC Securities Corporation
Advanced Advisor Group LLC                 CFD Investments Inc.                    Fulcrum Securities Inc.
AFS Brokerage Inc.                         Chevy Chase Securities Inc.             GA Repple & Company
AIG Financial Advisors                     Choice Investments Inc.                 Geneos Wealth Management Inc.
American General Securities                Colonial Brokerage Inc.                 Gilman Ciocia
American Investment                        Colonial Investments Services           Great American Advisors Inc.
American Portfolios Financial Services     Commonwealth Financial Network          Great Nation Investment Corp
Ameritas Investment Corp                   Countrywide Investment Service          Gunn Allen Financial Inc.
Askar Corp                                 Crowell Weedon & Co                     GW Sherwold
Associated Securities Corp                 Crown Capital Securities LP             GWN Securities Inc.
Axa Advisors LLC                           Cue Financial Group                     H Beck Inc.
B C Ziegler & Company                      Cumberland Brokerage Corp               H D Vest Investment Securities
Bancwest Investment Services Inc.          CUSO Financial Services                 H&R Block Financial Advisors
BB&T Investment Services Inc.              Despain Financial Corporation           H.S. Dent
BCG Securities                             E Planning Securities Inc.              Haas Financial Products
Beneficial Investment Services             Equable Securities Corp                 Hantz Financial Services
Bentley Lawrence Securities                Equitas America                         Harbour Investment Inc.
BI Investments                             ESI Financial                           Harvest Capital LLC
BOSC, Inc.                                 Fenwick Securities                      Harvest Companies
Brecek & Young Advisors Inc.               Ferris Baker Watts Inc.                 HBW Securities
Brewer Financial Services                  FFP Securities Inc.                     Heim Young & Associates Inc.
Broker Dealer Financial Services Corp      Fifth Third Securities                  Heritage Study Group
Brookstone Securities                      Financial Network Investment            Hornor Townsend & Kent Inc.
Brookstreet Securities Corp                Financial Security Management           HSBC
Bueter & Company Inc.                      Financial Services                      Huckin Financial Group Inc.
Butler Freeman Tally Group Financial       Financial West Investment Group         Huntleigh Securities Corp
Cadaret Grant & Company                    First Allied Securities                 ICBA Financial Services
Calton & Associates Inc.                   First Brokerage American LLC            IFMG Securities
Cambridge Investment Research              First Financial Equity                  IMS Securities
Capital Analysts Inc.                      First Heartland Capital Inc.            Independent Financial Group
Capital Financial Services                 First Merit                             Indiana Merchant Banking

Infinex Investments Inc.                   Main Street Securities                  Packerland Brokerage Services
ING Financial                              Medallion Investment Services           Park Avenue Securities
Institutional Securities Corp              Michigan Securities Inc.                Peak Securities
Inter Securities Inc.                      Mid Atlantic Securities Inc.            Pension Planners Securities
Intercarolina Financial Services           Midwest Financial & Inv Services        Peoples Securities
Intervest International Equities Corp      Milkie/Ferguson Investments             PFIC Securities
Invest Financial Corporation               MML Investors Services Inc.             Planmember Securities
Investacorp Inc.                           Money Concepts Capital Corp             Prime Capital Services Inc.
Investment Centers of America, Inc.        Money Management Advisory               Prime Vest Financial Services
Investment Professionals Inc.              Moors & Cabot Inc.                      Princor Financial Services Corp
Investors Capital Corp                     Morgan Keegan                           Pro Equities Inc.
Investors Security Co Inc.
J P Turner & Co LLC                        Morgan Peabody Inc.                     Professional Asset Management
J W Cole Financial Inc.                    MTL Equity Products Inc.                Purshe Kaplan Sterling Investments
Janney Montgomery Scott LLC                Multi-Financial Securities Corp         QA3 Financial Corporation
Jefferson Pilot Securities Corp            Mutual Service Corporation              Questar Capital Corporation
Jesup & Lamont Securities Corp             MWA Financial Services Inc.             R.L. Harger & Associates Inc.
JJB Hilliard WL Lyons Inc.                 National Planning Corporation           Raymond James Financial
JRL Capital Corporation                    National Securities Corp                RBC Dain Rauscher Inc.
KCD Financial                              New Alliance Investments Inc.           Regal Securities Inc.
Kenai Investments Inc.                     New England Securities                  Resource Horizons Group
Key Investments                            Newbridge Securities Corp               River Stone Wealth Management
KMS Financial Services                     Next Financial Group Inc.               RMIN Securities Inc.
Koehler Financial LLC                      NFP Securities Inc.                     RNR Securities LLC
Kovack Securities Inc.                     North Atlantic Securities LLC           Robert W Baird & Co Inc.
Labrunerie Financial Inc.                  Northridge Securities Corp              Royal Alliance Associates Inc.
Lasalle St Securities LLC                  NPB Financial Group                     Ryan Beck & Co
Legacy Financial Services                  NPF Securities                          Rydex Distributors Inc.
Legend Equities                            O.N. Equity Sales Company               Sammons Securities Company Inc.
Leonard & Company                          Ogilvie Securities                      Sanders Morris Harris Inc.
Liberty Partners Financial Services        Oneamerica Securities                   SCF Securities
Lincoln Financial Advisors                 Oppenheimer & Co                        Schlitt Investor Services Inc.
Lincoln Investment Planning                Pacific RP Group                        Scott & Stringfellow Inc.
Linsco/Private Ledger Corporation          Pacific West                            Securian Financial Services
M&T Securities


Securities America                         UBOC Union Banc
Securities Service Network                 UBS Financial Services Inc.
Sicor Securities Inc.                      United Equity Securities
Sigma Financial Corporation                United Planners Financial
Signator Investors Inc.                    United Securities Alliance Inc.
SII Investments, Inc.                      USA Advanced Planners Inc.
Silver Oak Securities                      USA Financial Securities Corp
Sky Bank                                   UVEST Financial
Sorrento Pacific                           Valmark Securities Inc.
Southwest Investments                      VSR Financial Services Inc.
Southwest Securities Financial             W.H. Colson Securities
Services
Stanford Group Company                     Wachovia Securities Inc.
Steadfast Foundation                       Wall Street Financial Group
Sterne Agee Financial Services             Walnut Street Securities Inc.
Stifel Nicolaus & Company                  Waterstone Financial Group
Strategic Financial Alliance               Webster Investments
Summit Brokerage Services Inc.             Wellstone Securities
Summit Equities Inc.                       Western Equity Group
SummitAlliance Securities LLC              Western International Securities Inc.
Sunset Financial Services Inc.             Westminster Financial
SWBC Investments                           Wilbanks Securities
SWS Financial Service Inc.                 William R Pintaric & Assoc
Synergy Investment Group                   Williams Financial Group
TFS Securities Inc.                        WM Financial Services Inc.
Thomas McDonald Partners                   Woodbury Financial Services Inc.
Thrivent Investment Management             Workman Securities Corp
Tower Square Securities                    World Choice Securities Inc.
Traderlight Securities Inc.                World Equity Group Inc.
Traid Advisors Inc.                        World Group Securities Inc.
Transamerica Financial                     WRP Investments Inc.
Tricor                                     XCU Capital
Triune Capital Advisors
Trustmont Financial

                                   APPENDIX D

                            GMAB PROSPECTUS EXAMPLES

Unless otherwise specified, the following examples assume you elected a GMAB with a Guarantee Period of 10 years when you purchased your Contract, on your application you chose to allocate 80% of your Premium to the Investment Divisions and 20% to the 5 Year Fixed Account Option (with a crediting rate of 3.25%), the required allocation percentage to the GMAB Fixed Account is 30%, the crediting rate for the GMAB Fixed Account is 3.50%, no other optional benefits were elected, your initial premium payment was $100,000. All partial withdrawals include any applicable withdrawal charges.

Example 1: At election, a percentage of your funds is automatically allocated to the GMAB Fixed Account and your Guaranteed Value is determined.

o If the GMAB is elected at issue:
        o $30,000 is allocated to the GMAB Fixed Account, which is 30% of your initial Premium payment.
        o $56,000 is allocated to the Investment Divisions, which is 80% of the remaining 70% of your initial Premium Payment.
        o $14,000 is allocated to the 5 Year Fixed Account Option, which is 20% of the remaining 70% of your initial Premium Payment.
        o Your Guaranteed Value is $100,000, which is your initial Premium payment.

Example 2: Upon payment of a subsequent Premium within 90 days of the Issue
Date of the Contract, a percentage of your Premium payment is automatically allocated to the GMAB Fixed Account and your Guaranteed Value is re-determined. Your Guaranteed Value is subject to a maximum of $5,000,000.

o Example 2a: If you make an additional Premium payment of $50,000 and your Guaranteed Value is $100,000:
        o $15,000 is allocated to the GMAB Fixed Account, which is 30% of your additional Premium payment.
        o $28,000 is allocated to the Investment Divisions, which is 80% of the remaining 70% of your additional Premium Payment.
        o $7,000 is allocated to another 5 Year Fixed Account Option, which is 20% of the remaining 70% of your additional Premium Payment.
        o Your Guaranteed Value is $150,000, which is your additional Premium payment plus the Guaranteed Value before your additional Premium Payment.

o Example 2b: If you make an additional Premium payment of $4,950,000 and your Guaranteed Value is $100,000:
        o $1,485,000 is allocated to the GMAB Fixed Account, which is 30% of your additional Premium payment.
        o $2,772,000 is allocated to the Investment Divisions, which is 80% of the remaining 70% of your additional Premium Payment.
        o $693,000 is allocated to another 5 Year Fixed Account Option, which is 20% of the remaining 70% of your additional Premium Payment.
        o Your Guaranteed Value is $5,000,000, which is the maximum since your additional Premium payment plus the Guaranteed Value before your additional Premium Payment exceeds the maximum of $5,000,000.
o Note:
        o An initial Contract Value that exceeds the Guaranteed Value at the beginning of the Guarantee Period diminishes the value of the GMAB.

Example 3: If you take a partial withdrawal of $15,000 at the end of the third Contract Year, while the GMAB is in effect, the GMAB Fixed Account value, Fixed Account Option values, Separate Account Contract Value and Guaranteed Value are re-determined.

o Example 3a: If your Separate Account Contract Value is $65,000, your GMAB Fixed Account value is $33,261.54 and your 5 Year Fixed Account Option value is $15,409.84 for a total Contract Value of $113,671.38 just before the withdrawal, the withdrawal is taken proportionately from each account:
        o $4,389.17 is deducted from your GMAB Fixed Account and the new GMAB Fixed Account value is $28,872.37.
        o $8,577.36 is deducted from your Investment Divisions and the new Separate Account Contract Value is $56,422.64.
        o $2,033.47 is deducted from your 5 Year Fixed Account Option and the new 5 Year Fixed Account Option value is $13,376.37
        o Your total new Contract Value is $98,671.38.
        o Your Guaranteed Value of $100,000 is reduced by the same proportion that your total Contract Value is reduced, which is $98,671.38 divided by $113,671.38 (87%). The new Guaranteed Value is 87% of the original Guaranteed Value, which is $86,804.07.

o Example 3b: If your Separate Account Contract Value is $30,000, your GMAB Fixed Account value is $33,261.54 and your 5 Year Fixed Account Option value is $15,409.84 for a total Contract Value of $78,671.38 just before the withdrawal, the withdrawal is taken proportionately from each account:
        o $6,341.86 is deducted from your GMAB Fixed Account and the new GMAB Fixed Account value is $26,919.67.
        o $5,720.00 is deducted from your Investment Divisions and the new Separate Account Contract Value is $28,280.00.
        o $2,938.14 is deducted from your 5 Year Fixed Account Option and the new 5 Year Fixed Account Option value is $12,471.70.
        o Your total new Contract Value is $63,671.38.
        o Your Guaranteed Value of $100,000 is reduced by the same proportion that your total Contract Value is reduced, which is $63,671.38 divided by $78,671.38 (81%). The new Guaranteed Value is 81% of the original Guaranteed Value, which is $80,933.35.
        o Note: This example illustrates that, when the Contract Value is less than the GV at the time a partial withdrawal is made, the partial withdrawal reduces the GV by a dollar amount that is greater than the dollar amount withdrawn.

o Note:
        o As examples 3a and 3b together illustrate, the impact of a withdrawal on the Guaranteed Value in a down market is greater than that in an up market.
        o Withdrawals from the Fixed Account Options and the GMAB Fixed Account may be subject to an Excess Interest Adjustment. Withdrawal charges may also apply and the net withdrawal may be less than $15,000.

Example 4: If you terminate your GMAB on your seventh Contract Anniversary, the entire GMAB Fixed Account value is automatically transferred to the Investment Divisions and Fixed Account Options according to your specified premium allocations. The amount transferred from the GMAB Fixed Account is subject to an Excess Interest Adjustment.

o Example 4a: If your Separate Account Contract Value is $45,000, your GMAB Fixed Account value is $38,168.38 and your 5 Year Fixed Account Option value is $17,512.92 for a total Contract Value of $100,681.30 just before you terminate your GMAB and the crediting rate for a new 10 Year GMAB Fixed Account is 4.00%:
        o $38,168.38 is transferred from your GMAB Fixed Account Value and your new GMAB Fixed Account Value is $0. The amount transferred is subject to an Excess Interest Adjustment, which reduces the amount transferred by $1,085.29 for a net transfer of $37,083.09
        o $29,666.47 is transferred to the Investment Divisions, which is 80% of the net transfer from the GMAB Fixed Account. Your new Separate Account Contract Value is $74,666.47.
        o $7,416.62 is transferred to a 5 Year Fixed Account Option, which is 20% of the net transfer from the GMAB Fixed Account. Your new Fixed Account Option value is $24,929.54
        o Your total new Contract Value is $99,596.01.

Example 5: At the end of the Guarantee Period, the excess of the Guaranteed Value over the Contract Value, if any, is credited to your Contract Value according to your specified premium allocations.

o Example 5a: If your Separate Account Contract Value is $30,000, your GMAB Fixed Account value is $42,317.96 and your 5 Year Fixed Account Option value is $19,276.52 for a total Contract Value of $91,594.48 at the end of the Guarantee Period and you do not request to re-elect the GMAB:
        o The amount of the benefit is $8,405.52, which is the excess of the Guaranteed Value over the Contract Value.
        o $1,681.10 is deposited in a 5 Year Fixed Account Option, which is 20% of the amount of the benefit amount.
        o $6,724.42 is deposited in the Investment Divisions, which is 80% of the benefit amount.
        o Your total new Contract Value is $100,000.
        o $42,317.96 is transferred from your GMAB Fixed Account Value and your new GMAB Fixed Account Value is $0.
        o $8,463.59 is transferred to a 5 Year Fixed Account Option, which is 20% of the amount transferred from the GMAB Fixed Account. Your new Fixed Account Options value is $29,421.21.
        o $33,854.37 is transferred to the Investment Divisions, which is 80% of the amount transferred from the GMAB Fixed Account. Your new Separate Account Contract Value is $70,578.79.
        o Your new Guaranteed Value is $0 and your GMAB charges cease.

o Example 5b: If your Separate Account Contract Value is $30,000, your GMAB Fixed Account value is $42,317.96 and your 5 Year Fixed Account Option value is $19,276.52 for a total Contract Value of $91,594.48 at the end of the Guarantee Period and you request to re-elect the GMAB:
        o The amount of the benefit is $8,405.52, which is the excess of the Guaranteed Value over the Contract Value.
        o $1,681.10 is deposited in a 5 Year Fixed Account Option, which is 20% of the amount of the benefit amount.
        o $6,724.42 is deposited in the Investment Divisions, which is 80% of the benefit amount.
        o Your total new Contract Value is $100,000.
        o $12,317.96 is transferred from your GMAB Fixed Account Value and your new GMAB Fixed Account Value is $30,000, which is 30% of your Contract Value.
        o $2,463.59 is transferred to a 5 Year Fixed Account Option, which is 20% of the amount transferred from the GMAB Fixed Account. Your new Fixed Account Options value is $23,421.21.
        o $9,854.37 is transferred to the Investment Divisions, which is 80% of the amount transferred from the GMAB Fixed Account. Your new Separate Account Contract Value is $46,578.79.
        o Your new Guaranteed Value is $100,000.

o Example 5c: If your Separate Account Contract Value is $45,000, your GMAB Fixed Account value is $42,317.96 and your 5 Year Fixed Account Option value is $19,276.52 for a total Contract Value of $106,594.48 at the end of the Guarantee Period and you do not request to re-elect the GMAB:
        o The amount of the benefit is $0, since your Contract Value is greater than the Guaranteed Value.
        o Your total Contract Value is $106,594.48.
        o $42,317.96 is transferred from your GMAB Fixed Account Value and your new GMAB Fixed Account Value is $0.
        o $8,463.59 is transferred to a 5 Year Fixed Account Option, which is 20% of the amount transferred from the GMAB Fixed Account. Your new Fixed Account Options value is $27,740.11.
        o $33,854.37 is transferred to the Investment Divisions, which is 80% of the amount transferred from the GMAB Fixed Account. Your new Separate Account Contract Value is $78,854.37.
        o Your new Guaranteed Value is $0 and your GMAB charges cease.

o Example 5d: If your Separate Account Contract Value is $45,000, your GMAB Fixed Account value is $42,317.96 and your 5 Year Fixed Account Option value is $19,276.52 for a total Contract Value of $106,594.48 at the end of the Guarantee Period and you request to re-elect the GMAB:
        o The amount of the benefit is $0, since your Contract Value is greater than the Guaranteed Value.
        o Your total Contract Value is $106,594.48.
        o $10,339.62 is transferred from your GMAB Fixed Account Value and your new GMAB Fixed Account Value is $31,978.34, which is 30% of your Contract Value.
        o $2,067.92 is transferred to a 5 Year Fixed Account Option, which is 20% of the amount transferred from the GMAB Fixed Account. Your new Fixed Account Options value is $21,344.44.
        o $8,271.70 is transferred to the Investment Divisions, which is 80% of the amount transferred from the GMAB Fixed Account. Your new Separate Account Contract Value is $53,271.70.
        o Your new Guaranteed Value is $106,594.48.

                                   APPENDIX E

                            GMWB PROSPECTUS EXAMPLES

Unless otherwise specified, the following examples assume you elected a GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, no prior partial withdrawals have been made, and the bonus percentage (if applicable) is 7%. The examples also assume that the GMWB and any For Life Guarantee have not been terminated as described in the Access to Your Money section of this prospectus. If you elected a GMWB other than a GMWB with a 5% benefit, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%. If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage.

Example 1: At election, your GWB is set and your GAWA is determined based on that value.

o Example 1a: If the GMWB is elected at issue:
        o Your initial GWB is $100,000, which is your initial Premium payment.
        o Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
o Example 1b: If the GMWB is elected after issue when the Contract Value is $105,000:
        o Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
        o Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).
o Example 1c: If the GMWB is elected after issue or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:
        o Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
        o Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).
o Notes:
        o If your endorsement contains a varying benefit percentage:
                - Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option.
                - If your endorsement allows for re-determination of the GAWA%, your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.
        o If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is set equal to your GWB at the time of election.
        o If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your initial GWB adjustment is set equal to 200% times your initial GWB.
        o If your endorsement includes a GMWB Death Benefit provision, your initial GMWB death benefit is set equal to your initial GWB.

Example 2: If your endorsement contains a varying benefit percentage, your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option. Your GAWA% is set based upon your attained age at that time. Your initial GAWA is determined based on this GAWA% and the GWB at that time.

o If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).
o If your endorsement allows for re-determination of the GAWA%, your GAWA% will be re-determined based on your attained age if your Contract Value at the time of a step-up is greater than the BDB.

Example 3: Upon payment of a subsequent Premium, your GWB and GAWA are re-determined. Your GWB is subject to a maximum of $5,000,000.

o Example 3a: If you make an additional Premium payment of $50,000 and your GWB is $100,000 at the time of payment:
        o Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).
        o Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
o Example 3b: If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:
        o Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
        o Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).
o Notes:
        o If your endorsement contains a varying benefit percentage:
                - Your GAWA is recalculated upon payment of an additional
                  Premium (as described above) only if such payment occurs after your GAWA% has been determined.
                - If your endorsement allows for re-determination of the GAWA%, your BDB is increased by the Premium payment.
        o If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is increased by the Premium payment, subject to a maximum of $5,000,000.
        o If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision:
                - If the Premium payment occurs prior to the first Contract
                  Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000. For example, if as in Example 3a, if you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 200% of the additional premium payment. The resulting GWB adjustment is $200,000 + $100,000 = $300,000.
                - If the Premium payment occurs on or after the first Contract
                  Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment, subject to a maximum of $5,000,000. For example, if you make an additional Premium payment of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 100% of the additional premium payment. The resulting GWB adjustment is $200,000 + $50,000 = $250,000.
        o If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit is increased by the Premium payment, subject to a maximum of $5,000,000.

Example 4: Upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified contracts that permit withdrawals in excess of the GAWA to equal your RMD), your GWB and GAWA are re-determined.

o Example 4a: If you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
        o Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
        o Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
        o If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000/$5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.
o Example 4b: If you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:
        o Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
        o Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
        o If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500/$5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.
o Notes:
        o If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
        o If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.
        o If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
        o If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit is reduced by the amount of the withdrawal since the withdrawal did not exceed the greater of the GAWA or the RMD.
        o If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your new GWB.
        o Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: Upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4), your GWB and GAWA are re-determined.

o Example 5a: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
        o Your GWB is recalculated based on the type of endorsement you have elected and the effective date of the endorsement.
                - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your new GWB is $91,200, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000-$5,000)*(1-($10,000-$5,000)/($130,000-
                  $5,000)) = $91,200].
                - Otherwise, your new GWB is $90,000, which is the lesser of 1)
                  your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract
                  Value prior to the withdrawal less the amount of the withdrawal ($130,000 - $10,000 = $120,000).
        o Your GAWA is recalculated based on the type of endorsement you have elected and the effective date of the endorsement. In addition, if you have elected a For Life GMWB, your For Life Guarantee may be impacted depending on the effective date of the endorsement.
                - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) =
                  $4,800]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.
                - Otherwise, if your endorsement is a For Life GMWB and is effective prior to 05/01/2006 or if your endorsement is not a For Life GMWB, your GAWA for the next year remains $5,000, since it is recalculated to equal the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($120,000*0.05 = $6,000). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB
                  ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.
                - Otherwise, your GAWA is recalculated to equal $4,500, which is
                  5% of your new GWB ($90,000*0.05 = $4,500). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($90,000 / $4,500 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

o Example 5b: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
        o Your GWB is recalculated based on the type of endorsement you have elected and the effective date of the endorsement.
                - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your new GWB is $90,250, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) /
                  ($105,000 - $5,000)) = $90,250].
                - Otherwise, your new GWB is $90,000, which is the lesser of 1)
                  your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract
                  Value prior to the withdrawal less the amount of the withdrawal ($105,000 - $10,000 = $95,000).
        o Your GAWA is recalculated based on the type of endorsement you have elected and the effective date of the endorsement. In addition, if you have elected a For Life GMWB, your For Life Guarantee may be impacted depending on the effective date of the endorsement.
                - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) =
                  $4,750]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.
                - Otherwise, if your endorsement is a For Life GMWB and is effective prior to 05/01/2006 or if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $4,750, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($95,000*0.05 = $4,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,000 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date, and the amount of your final withdrawal would be less than your GAWA (and equal to your remaining GWB). In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.
                - Otherwise, your GAWA is recalculated to equal $4,500, which is
                  5% of your new GWB ($90,000*0.05 = $4,500). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($90,000 / $4,500 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

o Example 5c: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
        o Your GWB is recalculated based on the type of endorsement you have elected and the effective date of the endorsement.
                - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your new GWB is $85,500, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) /
                  ($55,000 - $5,000)) = $85,500].
                - Otherwise, your new GWB is $45,000, which is the lesser of 1)
                  your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract
                  Value prior to the withdrawal less the amount of the withdrawal ($55,000 - $10,000 = $45,000).
        o Your GAWA is recalculated based on the type of endorsement you have elected and the effective date of the endorsement. In addition, if you have elected a For Life GMWB, your For Life Guarantee may be impacted depending on the effective date of the endorsement.
                - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500]. If
                  you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.
                - Otherwise, if your endorsement is a For Life GMWB and is effective prior to 05/01/2006 or if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $2,250, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($45,000*0.05 = $2,250). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($45,000 / $2,250 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.
                - Otherwise, your GAWA is recalculated to equal $2,250, which is
                  5% of your new GWB ($45,000*0.05 = $2,250). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($45,000 / $2,250 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

o Notes:
        o If your endorsement contains a varying benefit percentage and allows for re-determination of your GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
        o If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is recalculated to equal the lesser of 1) your bonus base prior to the withdrawal or 2) your GWB following the withdrawal. In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.
        o If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
        o If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit is reduced in the same manner that the GWB is reduced; it is first reduced dollar for dollar for the GAWA and then is reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.
        o If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.
        o Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: Upon step-up, your GWB and GAWA are re-determined. (This example only applies if your endorsement contains a Step-Up provision.)

o Example 6a: If at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:
        o Your new GWB is recalculated to equal $200,000, which is equal to your
          Contract Value (or highest quarterly Contract Value, as applicable).
        o If your GAWA% is not eligible for re-determination, your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).
                - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.
        o However, if your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value at the time of the step-up is greater than your BDB.
                - If, in the example above, your BDB is $100,000 and the GAWA%
                  at the applicable attained age is 6%:
o Your GAWA% is set to 6%, since your Contract Value ($200,000) is greater than your BDB ($100,000).
o Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
o Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).
        o If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision your bonus base is $100,000 just prior to the step-up, your bonus base is recalculated to equal $200,000, which is the greater of
          1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).
                        - If your endorsement allows for the Bonus Period to
                          re-start and you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.
o Example 6b: If at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:
        o Your new GWB is recalculated to equal $90,000, which is equal to your
          Contract Value (or highest quarterly Contract Value, as applicable).
        o Your GAWA for the next year remains $5,000, which is the greater of 1)
          your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
                - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.
        o If your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value is greater than your BDB. However, in this case, it is assumed that your initial Premium is $100,000. Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%. In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or
          2) your Contract Value at the time of step-up ($90,000).
        o If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, your bonus base remains $100,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).
                - Even if your endorsement allows for the Bonus Period to re-
                  start, your Bonus Period will not re-start since your bonus base has not been increased due to the step-up.
o Notes:
        o Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up. If the charge does increase, a separate calculation would be recommended to establish if the step-up is beneficial.
        o If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.
        o If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.
        o If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
        o If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since step-ups do not impact the GWB adjustment.
        o If your endorsement contains a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since step-ups do not impact the GMWB death benefit.
        o If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values. The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.

Example 7: Impact of the order of transactions. (This example only applies if your endorsement contains a Step-Up provision.)

o Example 7a: If prior to any transactions your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step up your GWB (or your GWB is due to step up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:
        o If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (or highest quarterly Contract Value, as applicable). At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of
          1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000). On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.
                - If your endorsement contains a Guaranteed Withdrawal Balance
                  Bonus provision and your bonus base is $100,000 just prior to the step-up, at the time of step-up, your bonus base is recalculated and is equal to $200,000, which is the greater of
                  1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000). Your bonus base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.
                - If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.
                - If your endorsement allows for re-determination of the GAWA%
                  and your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000). Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.
        o If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000). Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value. At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.
                - If your endorsement contains a Guaranteed Withdrawal Balance
                  Bonus provision and your bonus base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your bonus base is not adjusted since the amount of the withdrawal does not exceed your GAWA. At the time of step-up, your bonus base is recalculated and is equal to $195,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).
                - If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.
                - If your endorsement allows for re-determination of the GAWA%
                  and your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals. At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($195,000).
o Notes:
        o As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.
                - If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.
                - If your endorsement contains an annual Step-Up provision and is effective on or after 12/03/2007, the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.
                - Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
        o This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
        o Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up.
        o If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.
        o If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.
        o If your endorsement contains a varying benefit percentage, the GAWA% is determined at the time of the withdrawal (if not previously determined).
                - If your endorsement allows for re-determination of the GAWA%, the GAWA% is re-determined upon step-up if your Contract Value is greater than your BDB.
        o If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.
        o If your endorsement contains a GMWB Death Benefit provision, the GMWB death benefit would not be adjusted for the step-up since step-ups do not impact the GMWB death benefit, but your GMWB death benefit will be reduced dollar for dollar for the amount of the withdrawal since the withdrawal did not exceed the greater of the GAWA or the RMD.
        o If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values. The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.
        o If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.
        o Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

Example 8: Upon application of the Guaranteed Withdrawal Balance Bonus, your GWB and GAWA are re-determined. (This example only applies during the Bonus Period if your endorsement contains a Guaranteed Withdrawal Balance Bonus provision.)

o Example 8a: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your bonus base is $100,000, and your GAWA is $5,000:
        o Your new GWB is recalculated to equal $107,000, which is equal to your
          GWB plus 7% of your bonus base ($100,000 + $100,000*0.07 = $107,000).
        o Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus
          ($5,000) or 2) 5% of your new GWB ($107,000*0.05 = $5,350).
        o After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.
o Example 8b: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your bonus base is $100,000, and your GAWA is $5,000:
        o Your new GWB is recalculated to equal $97,000, which is equal to your
          GWB plus 7% of your bonus base ($90,000 + $100,000*0.07 = $97,000).
        o Your GAWA for the next year remains $5,000, which is the greater of 1)
          your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).
        o After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.
o Notes:
        o Your bonus base is not recalculated upon the application of the bonus to your GWB.
        o If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.
        o If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since the GWB adjustment is not impacted by the application of the bonus.
        o If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since the GMWB death benefit is not impacted by the application of the bonus.
        o If the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

Example 9: For Life Guarantee becomes effective after the effective date of the endorsement. At the time the For Life Guarantee becomes effective, your GAWA is re-determined. (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

o Example 9a: If on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
        o Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
        o The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).
o Example 9b: If your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:
        o You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted. However, your GAWA would not be permitted to exceed your remaining GWB. Your GAWA is not recalculated since the Contract Value is $0.
        o The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.
o Example 9c: If on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
        o Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
        o The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).
        o Although your GAWA is $0, upon step-up or subsequent premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.
o Notes:
        o If your endorsement is effective on or after 03/31/2008, your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option). If your endorsement is effective prior to 12/03/2007, your reset date is the Contract Anniversary on or immediately following your 65th birthday (or the youngest Covered Life's 65th birthday if your endorsement is a For Life GMWB with Joint Option). Otherwise, your reset date is the Contract Anniversary on or immediately following your 60th birthday.

Example 10: For Life Guarantee on a For Life GMWB with Joint Option. (This example only applies if your endorsement is a For Life GMWB with Joint Option.)

o If at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
        o If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date. Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.
        o If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life's attained age (or the age he or she would have attained). The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.
        o The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.
        o Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.
o      Notes:
        o If your endorsement is effective on or after 03/31/2008 and has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2. If your endorsement is effective prior to 03/31/2008 and has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life's 65th birthday.
        o If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged at the time of continuation.
        o If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged at the time of continuation.

Example  11:  Upon  application  of  the  Guaranteed   Withdrawal   Balance
adjustment, your GWB is re-determined. (This example only applies if your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision.)

o Example 11a: If on the GWB Adjustment Date, your GWB is $160,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:
        o Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($160,000) or 2) the GWB adjustment ($200,000).
o Example 11b: If on the GWB Adjustment Date, your GWB is $210,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:
        o Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($210,000) or 2) the GWB adjustment ($200,000).
o Notes:
        o The GWB adjustment provision is terminated on the GWB Adjustment Date after the GWB adjustment is applied (if any).
        o Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
        o No adjustment is made to your bonus base since the bonus base is not impacted by the GWB adjustment.
        o No adjustment is made to your GMWB death benefit since the GMWB death benefit is not impacted by the GWB adjustment.

Example 12: On each Contract Monthly Anniversary, funds are transferred to or from the GMWB Fixed Account via the formulas defined in the Transfer of Assets Methodology in Appendix F. The annuity factors referenced in this example are also found in Appendix F. (This example only applies if your endorsement contains a Transfer of Assets provision.)

o Example 12a: If on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000, and your Fixed Account Contract Value is $5,000:
        o Your liability is equal to $91,560, which is your GAWA multiplied by your annuity factor ($6,000 * 15.26 = $91,560).
        o The ratio is equal to 91.56%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($91,560
          - $0) / ($95,000 + $5,000) = 91.56%].
        o Since the ratio (91.56%) is greater than the upper breakpoint (83%), funds are transferred from the Investment Divisions and the Fixed Account Options to the GMWB Fixed Account. The amount of the transfer is equal to $57,800, which is the lesser of 1) the Separate Account Contract Value plus the Fixed Account Contract Value ($95,000 + $5,000 = $100,000) or 2) the liability (net of the GMWB Fixed Account Contract Value) less 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 -
          0.80) = $57,800].
        o Your GMWB Fixed Account Contract Value is $57,800, which is your previous GMWB Fixed Account Contract Value plus the amount of the transfer ($0 + $57,800 = $57,800).
        o Your Separate Account Contract Value is $40,090, which is your previous Separate Account Contract Value less the amount of the transfer multiplied by the ratio of the Separate Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$95,000 - $57,800 * ($95,000 / ($95,000 +
          $5,000)) = $40,090].
        o Your Fixed Account Contract Value is $2,110, which is your previous Fixed Account Contract Value less the amount of the transfer multiplied by the ratio of the Fixed Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$5,000 - $57,800 * ($5,000 / ($95,000 + $5,000)) = $2,110].
o Example 12b: If on your 13th Contract Monthly Anniversary, your annuity factor is 14.83, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $15,000, your Separate Account Contract Value is $90,000, your Fixed Account Contract Value is $10,000, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:
        o Your liability is equal to $88,980, which is your GAWA multiplied by your annuity factor ($6,000 * 14.83 = $88,980).
        o The ratio is equal to 73.98%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($88,980
          - $15,000) / ($90,000 + $10,000) = 73.98%].
        o Since the ratio (73.98%) is less than the lower breakpoint (77%), funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options. The amount of the transfer is equal to $15,000, which is the lesser of 1) the GMWB Fixed Account Contract Value ($15,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($15,000 - $88,980 + 0.80 * ($90,000
          + $10,000)) / (1 - 0.80) = $30,100].
        o Your GMWB Fixed Account Contract Value is $0, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($15,000 - $15,000 = $0).
        o Your Separate Account Contract Value is $104,250, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($90,000 + $15,000 * 0.95 = $104,250).
        o Your Fixed Account Contract Value is $10,750, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($10,000 + $15,000 * 0.05 = $10,750).
o Example 12c: If on your 25th Contract Monthly Anniversary, your annuity factor is 14.39, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $100,000, your Separate Account Contract Value is $0, your Fixed Account Contract Value is $0, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:
        o Your liability is equal to $86,340, which is your GAWA multiplied by your annuity factor ($6,000 * 14.39 = $86,340).
        o The ratio is not calculated since the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero.
        o Since all funds are allocated to the GMWB Fixed Account and the GMWB Fixed Account Contract Value ($100,000) is greater than the liability ($86,340), funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options. The amount of the transfer is equal to $68,300, which is the lesser of 1) the GMWB Fixed Account Contract Value ($100,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($100,000 - $86,340 + 0.80 * ($0 + $0)) / (1 - 0.80) = $68,300].
        o Your GMWB Fixed Account Contract Value is $31,700, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($100,000 - $68,300 = $31,700).
        o Your Separate Account Contract Value is $64,885, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($0 + $68,300 * 0.95 = $64,885).
        o Your Fixed Account Contract Value is $3,415, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($0 + $68,300 * 0.05 = $3,415).
o Notes:
        o If your GAWA had not yet been determined prior to the transfer of assets calculation, the GAWA used in the liability calculation will be based on the GAWA% for your attained age (or the attained age of the youngest Covered Life if your endorsement is a For Life GMWB with Joint Option) at the time of the calculation multiplied by your GWB at that time.
        o The amount transferred from each Investment Division and Fixed Account Option to the GMWB Fixed Account will be in proportion to their current value. The amount transferred to each Investment Division and Fixed Account Option will be based on your most current premium allocation instructions.
        o Funds transferred out of the Fixed Account Option(s) will be subject to an Excess Interest Adjustment (if applicable).
        o No adjustments are made to the GWB, the GAWA, the bonus base, the GWB adjustment, or the GMWB death benefit as a result of the transfer.

                                   APPENDIX F

                              LIFEGUARD SELECT GMWB
                   AND LIFEGUARD SELECT WITH JOINT OPTION GMWB
                         TRANSFER OF ASSETS METHODOLOGY



On each Contract Monthly Anniversary, transfers to or from the GMWB Fixed Account will be determined based on the formulas defined below.

Liability = GAWA x annuity factor

        The Liability calculated in the above formula is designed to represent the projected value of this GMWB's benefits. If the GAWA% has not yet been determined, the GAWA used in the Liability calculation will be based on the GAWA% corresponding to the Owner's (or oldest Joint Owner's) attained age at the time the Liability is calculated, multiplied by the GWB at that time.

        The tables of annuity factors (as shown below) are set at election of the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, as applicable, and do not change.

Ratio = (Liability - GMWB Fixed Account Contract Value) / (Separate Account Contract Value + Fixed Account Contract Value)

        If the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero, the Ratio will not be calculated.

The transfer amount is determined as follows:

        If the Ratio is less than the lower breakpoint of 77% or if the GMWB Fixed Account Contract Value is greater than the Liability and all funds are allocated to the GMWB Fixed Account, the amount transferred from the GMWB Fixed Account is equal to the lesser of:

        1.  The GMWB Fixed Account Contract Value; or
        2. (GMWB Fixed Account Contract Value + 80% x (Separate Account Contract Value + Fixed Account Contract Value) - Liability)/(1-80%).

        If the Ratio is greater than the upper breakpoint of 83%, the amount transferred to the GMWB Fixed Account is equal to the lesser of:

        1.  Separate Account Contract Value + Fixed Account Contract Value; or
        2. (Liability - GMWB Fixed Account Contract Value - 80% x (Separate Account Contract Value + Fixed Account Contract Value)) / (1-80%).

        Otherwise, no funds are transferred.


                                                                LifeGuard Select
                                                          Transfer of Assets Provision
                                                                Annuity Factors*

Age**                                                     Contract Monthly Anniversary

                    1         2         3         4         5         6         7         8         9        10        11       12
             --------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
             --------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------
    65          15.26     15.22     15.19     15.15     15.12     15.08     15.05     15.01     14.97     14.94     14.90    14.87
    66          14.83     14.79     14.76     14.72     14.68     14.65     14.61     14.57     14.54     14.50     14.46    14.43
    67          14.39     14.35     14.32     14.28     14.25     14.21     14.18     14.14     14.10     14.07     14.03    14.00
    68          13.96     13.92     13.89     13.85     13.81     13.77     13.74     13.70     13.66     13.62     13.59    13.55
    69          13.51     13.47     13.44     13.40     13.37     13.33     13.30     13.26     13.22     13.19     13.15    13.12
    70          13.08     13.04     13.01     12.97     12.93     12.89     12.86     12.82     12.78     12.74     12.71    12.67
    71          12.63     12.59     12.56     12.52     12.48     12.44     12.41     12.37     12.33     12.29     12.26    12.22
    72          12.18     12.14     12.11     12.07     12.03     12.00     11.96     11.92     11.89     11.85     11.81    11.78
    73          11.74     11.70     11.67     11.63     11.60     11.56     11.53     11.49     11.45     11.42     11.38    11.35
    74          11.31     11.27     11.24     11.20     11.16     11.12     11.09     11.05     11.01     10.97     10.94    10.90
    75          10.86     10.82     10.79     10.75     10.72     10.68     10.65     10.61     10.57     10.54     10.50    10.47
    76          10.43     10.39     10.36     10.32     10.28     10.25     10.21     10.17     10.14     10.10     10.06    10.03
    77           9.99      9.96      9.92      9.89      9.85      9.82      9.78      9.75      9.71      9.68      9.64     9.61
    78           9.57      9.54      9.50      9.47      9.43      9.40      9.36      9.33      9.29      9.26      9.22     9.19
    79           9.15      9.12      9.08      9.05      9.01      8.98      8.94      8.91      8.87      8.84      8.80     8.77
    80           8.73      8.70      8.66      8.63      8.60      8.56      8.53      8.50      8.46      8.43      8.40     8.36
    81           8.33      8.30      8.26      8.23      8.20      8.16      8.13      8.10      8.06      8.03      8.00     7.96
    82           7.93      7.90      7.86      7.83      7.80      7.76      7.73      7.70      7.66      7.63      7.60     7.56
    83           7.53      7.50      7.47      7.44      7.41      7.38      7.35      7.31      7.28      7.25      7.22     7.19
    84           7.16      7.13      7.10      7.07      7.04      7.01      6.98      6.95      6.92      6.89      6.86     6.83
    85           6.80      6.77      6.74      6.71      6.68      6.65      6.62      6.59      6.56      6.53      6.50     6.47
    86           6.44      6.41      6.39      6.36      6.33      6.30      6.28      6.25      6.22      6.19      6.17     6.14
    87           6.11      6.08      6.06      6.03      6.00      5.98      5.95      5.92      5.90      5.87      5.84     5.82
    88           5.79      5.76      5.74      5.71      5.69      5.66      5.64      5.61      5.58      5.56      5.53     5.51
    89           5.48      5.46      5.43      5.41      5.38      5.36      5.34      5.31      5.29      5.26      5.24     5.21
    90           5.19      5.17      5.14      5.12      5.10      5.07      5.05      5.03      5.00      4.98      4.96     4.93
    91           4.91      4.89      4.87      4.85      4.83      4.81      4.79      4.76      4.74      4.72      4.70     4.68
    92           4.66      4.64      4.62      4.60      4.58      4.56      4.54      4.51      4.49      4.47      4.45     4.43
    93           4.41      4.39      4.37      4.35      4.33      4.31      4.30      4.28      4.26      4.24      4.22     4.20
    94           4.18      4.16      4.14      4.13      4.11      4.09      4.07      4.05      4.03      4.02      4.00     3.98
    95           3.96      3.94      3.93      3.91      3.89      3.87      3.86      3.84      3.82      3.80      3.79     3.77
    96           3.75      3.73      3.72      3.70      3.68      3.66      3.65      3.63      3.61      3.59      3.58     3.56
    97           3.54      3.52      3.51      3.49      3.47      3.46      3.44      3.42      3.41      3.39      3.37     3.36
    98           3.34      3.32      3.31      3.29      3.27      3.26      3.24      3.22      3.21      3.19      3.17     3.16
    99           3.14      3.12      3.11      3.09      3.07      3.06      3.04      3.02      3.01      2.99      2.97     2.96
    100          2.94      2.92      2.91      2.89      2.87      2.85      2.84      2.82      2.80      2.78      2.77     2.75
    101          2.73      2.71      2.70      2.68      2.66      2.65      2.63      2.61      2.60      2.58      2.56     2.55
    102          2.53      2.51      2.50      2.48      2.46      2.45      2.43      2.41      2.40      2.38      2.36     2.35
    103          2.33      2.31      2.30      2.28      2.26      2.24      2.23      2.21      2.19      2.17      2.16     2.14
    104          2.12      2.10      2.09      2.07      2.06      2.04      2.03      2.01      1.99      1.98      1.96     1.95
    105          1.93      1.91      1.90      1.88      1.87      1.85      1.84      1.82      1.80      1.79      1.77     1.76
    106          1.74      1.73      1.71      1.70      1.68      1.67      1.65      1.64      1.62      1.61      1.59     1.58
    107          1.56      1.55      1.53      1.52      1.50      1.49      1.47      1.46      1.44      1.43      1.41     1.40
    108          1.38      1.37      1.35      1.34      1.33      1.31      1.30      1.29      1.27      1.26      1.25     1.23
    109          1.22      1.21      1.19      1.18      1.17      1.15      1.14      1.13      1.11      1.10      1.09     1.07
    110          1.06      1.05      1.04      1.03      1.01      1.00      0.99      0.98      0.97      0.96      0.94     0.93
    111          0.92      0.91      0.90      0.89      0.88      0.87      0.86      0.84      0.83      0.82      0.81     0.80
    112          0.79      0.78      0.77      0.76      0.75      0.74      0.73      0.72      0.71      0.70      0.69     0.68
    113          0.67      0.66      0.65      0.64      0.63      0.62      0.62      0.61      0.60      0.59      0.58     0.57
    114          0.56      0.55      0.54      0.54      0.53      0.52      0.51      0.50      0.49      0.49      0.48     0.47
    115          0.46      0.42      0.38      0.35      0.31      0.27      0.23      0.19      0.15      0.12      0.08     0.04
             --------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------- --------


* Annuity factors are based on the Annuity 2000 Mortality Table and 3.00% interest.

**The age of the Owner as of the effective date or the most recent Contract Anniversary.  All Owners aged 55-65 on the effective date of the endorsement will be assumed to be age 65 on the effective date of the endorsement for the purpose of determining the applicable annuity factor.




                                                                LifeGuard Select
                                                          Transfer of Assets Provision
                                                                Annuity Factors*


   Age*                                                     Contract Monthly Anniversary
               1        2         3          4         5         6         7         8          9        10         11        12
          --------- --------- --------- --------- --------- --------- --------- ---------   --------- --------- --------- --------
          --------- --------- --------- --------- --------- --------- --------- ---------   --------- --------- --------- --------
    65       15.26    15.24     15.23      15.21     15.19     15.17     15.16     15.14      15.12     15.10      15.09     15.07
    66       15.05    15.03     15.01      14.99     14.97     14.95     14.94     14.92      14.90     14.88      14.86     14.84
    67       14.82    14.81     14.79      14.78     14.77     14.75     14.74     14.73      14.71     14.70      14.69     14.67
    68       14.66    14.64     14.63      14.61     14.59     14.58     14.56     14.54      14.53     14.51      14.49     14.48
    69       14.46    14.44     14.43      14.41     14.39     14.38     14.36     14.34      14.33     14.31      14.29     14.28
    70       14.26    14.24     14.22      14.20     14.18     14.16     14.14     14.12      14.10     14.08      14.06     14.04
    71       14.02    14.00     13.98      13.96     13.93     13.91     13.89     13.87      13.85     13.83      13.80     13.78
    72       13.76    13.74     13.72      13.70     13.67     13.65     13.63     13.61      13.59     13.57      13.54     13.52
    73       13.50    13.48     13.46      13.43     13.41     13.39     13.37     13.34      13.32     13.30      13.28     13.25
    74       13.23    13.20     13.18      13.15     13.13     13.10     13.08     13.05      13.02     13.00      12.97     12.95
    75       12.92    12.88     12.84      12.81     12.77     12.73     12.69     12.65      12.61     12.58      12.54     12.50
    76       12.46    12.42     12.38      12.34     12.30     12.26     12.22     12.17      12.13     12.09      12.05     12.01
    77       11.97    11.93     11.89      11.86     11.82     11.78     11.74     11.70      11.66     11.63      11.59     11.55
    78       11.51    11.47     11.43      11.39     11.35     11.31     11.28     11.24      11.20     11.16      11.12     11.08
    79       11.04    11.00     10.96      10.93     10.89     10.85     10.81     10.77      10.73     10.70      10.66     10.62
    80       10.58    10.54     10.50      10.46     10.42     10.38     10.35     10.31      10.27     10.23      10.19     10.15
    81       10.11    10.07     10.04      10.00      9.96      9.93      9.89      9.85       9.82      9.78       9.74      9.71
    82        9.67     9.63      9.60       9.56      9.52      9.49      9.45      9.41       9.38      9.34       9.30      9.27
    83        9.23     9.19      9.16       9.12      9.08      9.05      9.01      8.97       8.94      8.90       8.86      8.83
    84        8.79     8.76      8.72       8.69      8.65      8.62      8.59      8.55       8.52      8.48       8.45      8.41
    85        8.38     8.35      8.31       8.28      8.24      8.21      8.18      8.14       8.11      8.07       8.04      8.00
    86        7.97     7.94      7.90       7.87      7.84      7.80      7.77      7.74       7.70      7.67       7.64      7.60
    87        7.57     7.54      7.51       7.48      7.44      7.41      7.38      7.35       7.32      7.29       7.25      7.22
    88        7.19     7.16      7.13       7.10      7.07      7.04      7.01      6.98       6.95      6.92       6.89      6.86
    89        6.83     6.80      6.77       6.74      6.71      6.68      6.66      6.63       6.60      6.57       6.54      6.51
    90        6.48     6.45      6.43       6.40      6.37      6.34      6.32      6.29       6.26      6.23       6.21      6.18
    91        6.15     6.12      6.10       6.07      6.04      6.01      5.99      5.96       5.93      5.90       5.88      5.85
    92        5.82     5.80      5.77       5.75      5.72      5.70      5.67      5.65       5.62      5.60       5.57      5.55
    93        5.52     5.50      5.47       5.45      5.42      5.40      5.37      5.35       5.32      5.30       5.27      5.25
    94        5.22     5.20      5.17       5.15      5.12      5.10      5.08      5.05       5.03      5.00       4.98      4.95
    95        4.93     4.91      4.88       4.86      4.84      4.81      4.79      4.77       4.74      4.72       4.70      4.67
    96        4.65     4.63      4.60       4.58      4.56      4.53      4.51      4.49       4.46      4.44       4.42      4.39
    97        4.37     4.35      4.33       4.30      4.28      4.26      4.24      4.21       4.19      4.17       4.15      4.12
    98        4.10     4.08      4.05       4.03      4.01      3.98      3.96      3.94       3.91      3.89       3.87      3.84
    99        3.82     3.80      3.78       3.75      3.73      3.71      3.69      3.66       3.64      3.62       3.60      3.57
    100       3.55     3.53      3.51       3.48      3.46      3.44      3.42      3.39       3.37      3.35       3.33      3.30
    101       3.28     3.26      3.24       3.21      3.19      3.17      3.15      3.12       3.10      3.08       3.06      3.03
    102       3.01     2.99      2.97       2.94      2.92      2.90      2.88      2.85       2.83      2.81       2.79      2.76
    103       2.74     2.72      2.70       2.68      2.65      2.63      2.61      2.59       2.57      2.55       2.52      2.50
    104       2.48     2.46      2.44       2.42      2.40      2.38      2.36      2.33       2.31      2.29       2.27      2.25
    105       2.23     2.21      2.19       2.17      2.15      2.13      2.11      2.08       2.06      2.04       2.02      2.00
    106       1.98     1.96      1.94       1.92      1.90      1.88      1.86      1.84       1.82      1.80       1.78      1.76
    107       1.74     1.72      1.70       1.68      1.66      1.64      1.63      1.61       1.59      1.57       1.55      1.53
    108       1.51     1.49      1.48       1.46      1.44      1.42      1.41      1.39       1.37      1.35       1.34      1.32
    109       1.30     1.28      1.27       1.25      1.23      1.21      1.20      1.18       1.16      1.14       1.13      1.11
    110       1.09     1.08      1.07       1.06      1.04      1.03      1.02      1.01       1.00      0.99       0.97      0.96
    111       0.95     0.94      0.93       0.92      0.90      0.89      0.88      0.87       0.86      0.85       0.83      0.82
    112       0.81     0.80      0.79       0.78      0.77      0.76      0.75      0.74       0.73      0.72       0.71      0.70
    113       0.69     0.68      0.67       0.66      0.65      0.64      0.64      0.63       0.62      0.61       0.60      0.59
    114       0.58     0.57      0.56       0.55      0.54      0.53      0.53      0.52       0.51      0.50       0.49      0.48
    115       0.47     0.43      0.39       0.35      0.31      0.27      0.24      0.20       0.16      0.12       0.08      0.04
        ---------------------------------------------------------------------------------------------------------------------------
        ---------------------------------------------------------------------------------------------------------------------------

* The age of the youngest Covered Life as of the effective date of the endorsement or the most recent Contract Anniversary.  A
Covered Life aged 55-65 on the effective date of the endorsement will be assumed to be age 65 on the effective date of the endorsement for the purpose of determining the applicable annuity factor.


                                   APPENDIX G

                     FUTUREGUARD 6 GMIB PROSPECTUS EXAMPLES

The following examples assume that you elected the FutureGuard 6 GMIB when you purchased your Contract and no other optional benefits were elected.

Example 1: At issue, all GMIB values are initialized.

If your Contract is issued with a $100,000 initial premium payment (net of any applicable premium taxes and sales charges):
   -    The Step-Up Date is equal to the Issue Date.
   - The Step-Up Value is equal to $100,000, which is your initial premium payment.
   -    Your Roll-Up Component is equal to $100,000, which is the Step-Up Value.
   - Your Greatest Contract Anniversary Value (GCAV) Component is equal to $100,000, which is your initial premium payment.
   - Neither Component is permitted to exceed $300,000, which is 300% of your initial premium payment. (These examples will refer to this limit as the "benefit cap".)
   - Your GMIB Benefit Base is equal to $100,000, which is the greater of the Roll-Up Component and the GCAV Component.
   - The earliest date that you may elect to exercise the GMIB is on the 10th Contract Anniversary, which is 10 years from the most recent Step-Up Date.

Example 2: Upon payment of a subsequent Premium, your Roll-Up Component, GCAV Component, benefit cap and GMIB Benefit Base are re-determined.

If you make an additional premium payment of $50,000 (net of any applicable premium taxes and sales charges) and your Roll-Up Component is equal to $180,000, your GCAV Component is equal to $160,000, your benefit cap is equal to $300,000 and your GMIB Benefit Base is equal to $180,000 at the time of payment:
   -    The Step-Up Date does not change.
   -    The Step-Up Value does not change.
   - Your Roll-Up Component is equal to $230,000, which is the Roll-Up Component prior to the premium payment plus the premium payment.
   - Your GCAV Component is equal to $210,000, which is the GCAV Component prior to the premium payment plus the premium payment.
   - Your benefit cap is equal to $450,000, which is the benefit cap prior to the premium payment plus 300% of the premium payment.
   - Your GMIB Benefit Base is equal to $230,000, which is the greater of the Roll-Up Component and the GCAV Component.
   - The earliest date that you may elect to exercise the GMIB does not change.

Example 3: Upon a partial withdrawal, your Roll-Up Component, GCAV Component, benefit cap and GMIB Benefit Base are re-determined.

If you request a single partial withdrawal of $30,000 (including any applicable charges and adjustments), no other partial withdrawals are made during the Contract Year, and your Contract Value is equal to $120,000, your Roll-Up Component on the previous Contract Anniversary is equal to $125,000, your GCAV Component is equal to $132,000, your benefit cap is equal to $300,000, and your GMIB Benefit Base is equal to $132,000 at the time of the withdrawal:

   -    The Step-Up Date does not change.
   -    The Step-Up Value does not change.
   - Your Roll-Up Component will not be adjusted until the end of the Contract Year (assuming that the GMIB is not exercised before then), at which point it will be equal to:
   - The Roll-Up Component on the previous Contract Anniversary accumulated at 6% ($125,000 x 1.06 = $132,500),
   - Less the portion of total withdrawals in the Contract Year that are less than or equal to 6% of the Roll-Up Component on the previous Contract Anniversary (0.06 x $125,000 = $7,500);
   - Multiplied by the percentage reduction in Contract Value attributable to total withdrawals in the Contract Year in excess of 6% of the Roll-Up Component on the previous Contract Anniversary (1 - [$30,000 - $7,500]/ [$120,000 - $7,500] = 0.8).
   -    Your Roll-Up Component is equal to [$132,500 - $7,500] x 0.8 = $100,000.
   - Your GCAV Component is adjusted at the time of the partial withdrawal, at which point it will be equal to $99,000, which is the GCAV Component prior to the partial withdrawal multiplied by the percentage reduction in the Contract Value attributable to the withdrawal (1 - $30,000/$120,000 = 0.75).
   - Your benefit cap is equal to $270,000, which is the benefit cap prior to the partial withdrawal less the amount of the partial withdrawal.
   - Your GMIB Benefit Base at the end of the Contract Year is equal to $100,000, which is the greater of the Roll-Up Component and the GCAV Component.
   - The earliest date that you may elect to exercise the GMIB does not change.

Example 4: On each Contract Anniversary prior to the Annuitant's 75th birthday, you may elect to step up your Roll-Up Component to the Contract Value, in which case the Step-Up Date, Step-Up Value, earliest date that you may elect to exercise the GMIB, and your Roll-Up Component will be re-determined. In addition, on each Contract Anniversary prior to the Annuitant's 81st birthday, your Contract Value is compared to the Contract Values on all previous Contract Anniversaries, which may re-determine the GCAV Component.

Example 4a: If your Contract Value is equal to $120,000, your benefit cap is equal to $300,000, the greatest Contract Value on any previous Contract Anniversary is $100,000, your Roll-Up Component is equal to $106,000, and you elect to step up your Roll-Up Component to the Contract Value:
   -    The Step-Up Date is equal to the date of the current Contract
        Anniversary.
   - The Step-Up Value is equal to $120,000, which is the Contract Value on the Step-Up Date.
   -    Your Roll-Up Component is equal to $120,000, which is the Step-Up Value.
   - Your GCAV Component is equal to $120,000, which is the greatest Contract Value on any Contract Anniversary.
   - Your benefit cap does not change because no premium payments were made and no withdrawals were taken.
   - Your GMIB Benefit Base is equal to $120,000, which is the greater of the Roll-Up Component and the GCAV Component.
   -    You may not elect to exercise your GMIB for 10 years.
Example 4b: If your Contract Value is equal to $310,000, your benefit cap is equal to $300,000, the greatest Contract Value on any previous Contract Anniversary is $260,000, your Roll-Up Component is equal to $250,000, and you elect to step up your Roll-Up Component to the Contract Value:
   -    The Step-Up Date is equal to the date of the current Contract
        Anniversary.
   - The Step-Up Value is equal to $310,000, which is the Contract Value on the Step-Up Date.
   - Your Roll-Up Component is equal to $300,000, which is the lesser of the Step-Up Value and the benefit cap.
   - Your GCAV Component is equal to $300,000, which is the lesser of the greatest Contract Value on any Contract Anniversary and the benefit cap.
   - Your benefit cap does not change because no premium payments were made and no withdrawals were taken.
   - Your GMIB Benefit Base is equal to $300,000, which is the greater of the Roll-Up Component and the GCAV Component.
   -    You may not elect to exercise your GMIB for 10 years.
Example 4c: If your Contract Value is equal to $130,000, your benefit cap is equal to $300,000, the greatest Contract Value on any previous Contract Anniversary is $150,000 but your GCAV Component has been reduced by a subsequent withdrawal to $120,000, your Roll-Up Component is equal to $140,000, and your GMIB Benefit Base is $140,000:
   - The Step-Up Date does not change because the Contract Value is less than the Roll-Up Component, which means that step up is not available.
   -    The Step-Up Value does not change because step up did not occur.
   -    Your Roll-Up Component does not change because step up did not occur.
   - Your GCAV Component does not change because the Contract Value on the current Contract Anniversary is not the greatest Contract Value on any Contract Anniversary.
   - Your benefit cap does not change because no premium payments were made and no withdrawals were taken.
   - The GMIB Benefit Base does not change because neither the Roll-Up Component nor the GCAV Component changed.
   - The earliest date that you may elect to exercise the GMIB does not change because step up did not occur.

Example 5: If your Contract Value falls to zero and your GMIB Benefit Base is greater than zero, then all withdrawals taken from the Contract will be examined in order to determine the eligibility of the GMIB Benefit Base for automatic annuitization.

Example 5a: If your Contract Value is equal to $0, your GMIB Benefit Base is $10,000, and all withdrawals from the Contract have been Required Minimum
Distributions:
   -    Your GMIB Benefit Base is eligible for automatic annuitization.
   - Unless you choose another payment option, $10,000 will be applied to purchase a Life Annuity with 120 Monthly Periods Guaranteed (a Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed if there are Joint Annuitants) using the Guaranteed Annuity Purchase Rates defined in the GMIB.
   - Unless you choose another payment frequency, you will receive monthly income payments.
   -    The GMIB and the Contract will terminate.
Example 5b: If your Contract Value is equal to $0, your GMIB Benefit Base is $10,000, and total withdrawals from the Contract for each individual Contract Year have been less than or equal to 6% of the Roll-Up Component on the previous Contract Anniversary:
   -    Your GMIB Benefit Base is eligible for automatic annuitization.
   - Unless you choose another payment option, $10,000 will be applied to purchase a Life Annuity with 120 Monthly Periods Guaranteed (a Joint and Survivor Life Annuity with 120 Monthly Periods Guaranteed if there are Joint Annuitants) using the Guaranteed Annuity Purchase Rates defined in the GMIB.
   - Unless you choose another payment frequency, you will receive monthly income payments.
   -    The GMIB and the Contract will terminate.
Example 5c: If your Contract Value is equal to $0, your GMIB Benefit Base is $10,000, and, in one Contract Year, a withdrawal was taken that was not a Required Minimum Distribution and total withdrawals for that Contract Year exceed 6% of the Roll-Up Component on the previous Contract Anniversary:
   - The GMIB and the Contract will terminate because your GMIB Benefit Base is not eligible for automatic annuitization.

                                   APPENDIX H

                            ACCUMULATION UNIT VALUES

The tables reflect the values of accumulation units for each Investment Division for the beginning and end of the periods indicated, and the number of accumulation units outstanding as of the end of the periods indicated - for each of a base Contract (with no optional endorsements) and for each Contract with the most expensive combination of optional endorsements (through the end of the most recent period). This information derives from the financial statements of the Separate Account, which together constitute the Separate Account's condensed financial information. The annualized charge for your Contract may fall in between the charge for a base Contract and a Contract with the most expensive combination of optional endorsements, and complete condensed financial information about the Separate Account is available in the SAI. Contact the Annuity Service Center to request your copy free of charge, and contact information is on the cover page of the prospectus. Also, please ask about the more timely accumulation unit values that are available for each Investment Division.



Effective March 31, 2008, the names of the following Investment Divisions changed (whether or not in connection with a sub-adviser change):

JNL/Lazard Mid Cap Value Fund to JNL/Lazard Mid Cap Equity Fund; and JNL/Lazard Small Cap Value Fund to JNL/Lazard Small Cap Equity Fund.

Also effective March 31, 2008, the Separate Account has the following new Investment Divisions, on which no Accumulation Unit information is available yet:

JNL/PAM Asia ex-Japan Fund;
JNL/PAM China-India Fund;
JNL/PPM America Mid Cap Value Fund; and
JNL/PPM America Small Cap Value Fund.

At the end of the tables in the SAI are the footnotes with the beginning dates of activity for each Investment Division at every applicable charge level (annualized) under the Contract. Accumulation Unit Values

Accumulation Unit Values
Base Contract with $1 Million Premium Administrative Fee Waiver - 1.00%
(Contracts issued before May 3, 2004)

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM International
Growth Division(346)

  Accumulation unit value:
    Beginning of period                    $18.64          $15.36          $14.01         $12.16          $10.43
    End of period                          $20.25          $18.64          $15.36         $14.01          $12.16
  Accumulation units outstanding
  at the end of period                     2,826           3,119           4,258           4,721          5,447

Investment Divisions                    December 31,
                                            2002

JNL/AIM International
Growth Division(346)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Large Cap Growth
Division(525)

  Accumulation unit value:
    Beginning of period                    $12.84          $12.03          $11.33         $10.57           N/A
    End of period                          $14.72          $12.84          $12.03         $11.33           N/A
  Accumulation units outstanding
  at the end of period                     44,459          37,077          31,112         31,112           N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Large Cap Growth
Division(525)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Premier Equity II Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Premier Equity II Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Real Estate Division(860)

  Accumulation unit value:
    Beginning of period                    $15.69          $11.62          $10.74           N/A            N/A
    End of period                          $13.20          $15.69          $11.62           N/A            N/A
  Accumulation units outstanding
  at the end of period                     3,085           22,379          31,956           N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Real Estate Division(860)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Small Cap Growth
Division(525)

  Accumulation unit value:
    Beginning of period                    $14.70          $12.97          $12.08         $11.71           N/A
    End of period                          $16.21          $14.70          $12.97         $12.08           N/A
  Accumulation units outstanding
  at the end of period                     11,947          11,947          11,947         11,947           N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Small Cap Growth
Division(525)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Alger Growth Division(502)

  Accumulation unit value:
    Beginning of period                    $20.92          $20.13          $18.11         $18.51           N/A
    End of period                          $22.76          $20.92          $20.13         $18.11           N/A
  Accumulation units outstanding
  at the end of period                       -               -               -               -             N/A

Investment Divisions                    December 31,
                                            2002

JNL/Alger Growth Division(502)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Alliance Capital
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Alliance Capital
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
Global Balanced Division(525)

  Accumulation unit value:
    Beginning of period                    $12.42          $11.32          $10.39          $9.74           N/A
    End of period                          $13.27          $12.42          $11.32         $10.39           N/A
  Accumulation units outstanding
  at the end of period                     60,472          60,839          61,925         64,483           N/A

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
Global Balanced Division(525)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
Global Diversified Research Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
Global Diversified Research Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
International Small Cap Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
International Small Cap Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
U.S. Growth Equity Division(346)

  Accumulation unit value:
    Beginning of period                    $29.13          $28.13          $27.14         $24.55          $21.78
    End of period                          $31.64          $29.13          $28.13         $27.14          $24.55
  Accumulation units outstanding
  at the end of period                     5,044           1,878           10,020          2,275          2,610

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
U.S. Growth Equity Division(346)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Credit Suisse Global
Natural Resources Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Credit Suisse Global
Natural Resources Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Credit Suisse Long/Short
Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Credit Suisse Long/Short
Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Eagle Core Equity Division(560)

  Accumulation unit value:
    Beginning of period                    $20.23          $18.19          $17.77         $17.11           N/A
    End of period                          $20.14          $20.23          $18.19         $17.77           N/A
  Accumulation units outstanding
  at the end of period                     14,133          14,133          14,133         14,480           N/A

Investment Divisions                    December 31,
                                            2002

JNL/Eagle Core Equity Division(560)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Eagle SmallCap Equity
Division(368)

  Accumulation unit value:
    Beginning of period                    $24.42          $20.54          $20.23         $17.20          $15.15
    End of period                          $27.10          $24.42          $20.54         $20.23          $17.20
  Accumulation units outstanding
  at the end of period                     18,646          16,134          19,032          5,805          2,512

Investment Divisions                    December 31,
                                            2002

JNL/Eagle SmallCap Equity
Division(368)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Founding Strategy Division

  Accumulation unit value:
    Beginning of period                    $10.11           N/A             N/A             N/A            N/A
    End of period                          $9.99            N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                     50,213           N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Founding Strategy Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Global Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Global Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Income Division(1218)

  Accumulation unit value:
    Beginning of period                    $10.91          $10.91           N/A             N/A            N/A
    End of period                          $11.00          $10.91           N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                     33,860          25,411           N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Income Division(1218)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Mutual Shares Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Mutual Shares Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Small Cap Value Division(1044)

  Accumulation unit value:
    Beginning of period                    $12.77          $12.35           N/A             N/A            N/A
    End of period                          $11.87          $12.77           N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -              N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Small Cap Value Division(1044)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Goldman Sachs Core
Plus Bond Division(346)

  Accumulation unit value:
    Beginning of period                    $20.39          $19.67          $19.36         $18.29          $18.01
    End of period                          $21.60          $20.39          $19.67         $19.36          $18.29
  Accumulation units outstanding
  at the end of period                     5,369           5,623           5,950           6,348          6,309

Investment Divisions                    December 31,
                                            2002

JNL/Goldman Sachs Core
Plus Bond Division(346)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Goldman Sachs Mid
Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Goldman Sachs Mid
Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Goldman Sachs Short
Duration Bond Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Goldman Sachs Short
Duration Bond Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/JPMorgan International
Value Division(316)

  Accumulation unit value:
    Beginning of period                    $16.50          $12.63          $10.76          $8.87          $6.22
    End of period                          $18.29          $16.50          $12.63         $10.76          $8.87
  Accumulation units outstanding
  at the end of period                     16,790          48,819          28,235         16,875          8,019

Investment Divisions                    December 31,
                                            2002

JNL/JPMorgan International
Value Division(316)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/JPMorgan MidCap
Growth Division(368)

  Accumulation unit value:
    Beginning of period                    $25.46          $22.95          $21.83         $18.69          $16.77
    End of period                          $27.21          $25.46          $22.95         $21.83          $18.69
  Accumulation units outstanding
  at the end of period                     3,691             -               -             1,922          1,922

Investment Divisions                    December 31,
                                            2002

JNL/JPMorgan MidCap
Growth Division(368)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/JPMorgan U.S. Government
& Quality Bond Division(560)

  Accumulation unit value:
    Beginning of period                    $16.78          $16.41          $16.20         $15.72           N/A
    End of period                          $17.67          $16.78          $16.41         $16.20           N/A
  Accumulation units outstanding
  at the end of period                     13,632          13,632          13,632         14,991           N/A

Investment Divisions                    December 31,
                                            2002

JNL/JPMorgan U.S. Government
& Quality Bond Division(560)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Lazard Emerging
Markets Division

  Accumulation unit value:
    Beginning of period                    $11.43           N/A             N/A             N/A            N/A
    End of period                          $14.25           N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                     12,058           N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Lazard Emerging
Markets Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Lazard Mid Cap Value
Division(741)

  Accumulation unit value:
    Beginning of period                    $21.65          $19.09          $17.25           N/A            N/A
    End of period                          $20.88          $21.65          $19.09           N/A            N/A
  Accumulation units outstanding
  at the end of period                     5,798           5,820           48,655           N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Lazard Mid Cap Value
Division(741)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Lazard Small Cap
Value Division(368)

  Accumulation unit value:
    Beginning of period                    $18.02          $15.58          $15.04         $13.17          $11.30
    End of period                          $16.63          $18.02          $15.58         $15.04          $13.17
  Accumulation units outstanding
  at the end of period                     1,744           1,744           8,791           4,579          2,661

Investment Divisions                    December 31,
                                            2002

JNL/Lazard Small Cap
Value Division(368)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Mellon Capital Management
(MCM) 10 x 10 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Mellon Capital Management
(MCM) 10 x 10 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM 25 Division(324)

  Accumulation unit value:
    Beginning of period                    $13.11          $11.80          $12.28         $10.17          $7.61
    End of period                          $12.61          $13.11          $11.80         $12.28          $10.17
  Accumulation units outstanding
  at the end of period                    102,187         125,351         120,015         169,648         92,510

Investment Divisions                    December 31,
                                            2002

JNL/MCM 25 Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Bond Index Division(525)

  Accumulation unit value:
    Beginning of period                    $11.64          $11.34          $11.25         $11.13           N/A
    End of period                          $12.26          $11.64          $11.34         $11.25           N/A
  Accumulation units outstanding
  at the end of period                     55,343          48,171          46,513         45,833           N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Bond Index Division(525)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Communications
Sector Division(1100)

  Accumulation unit value:
    Beginning of period                    $6.29           $5.15            N/A             N/A            N/A
    End of period                          $6.49           $6.29            N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                       -             24,734           N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Communications
Sector Division(1100)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Consumer Brands
Sector Division(750)

  Accumulation unit value:
    Beginning of period                    $12.11          $10.78          $10.79           N/A            N/A
    End of period                          $11.05          $12.11          $10.78           N/A            N/A
  Accumulation units outstanding
  at the end of period                     4,591           4,609           4,627            N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Consumer Brands
Sector Division(750)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Dow 10 Division(324)

  Accumulation unit value:
    Beginning of period                    $11.79          $9.19           $9.84           $9.67          $7.53
    End of period                          $11.79          $11.79          $9.19           $9.84          $9.67
  Accumulation units outstanding
  at the end of period                    113,533         152,359         144,835         176,252         91,838

Investment Divisions                    December 31,
                                            2002

JNL/MCM Dow 10 Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Dow Dividend Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Dow Dividend Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Enhanced S&P
500 Stock Index Division(346)

  Accumulation unit value:
    Beginning of period                    $10.16          $8.79           $8.51           $7.73          $6.90
    End of period                          $10.44          $10.16          $8.79           $8.51          $7.73
  Accumulation units outstanding
  at the end of period                     29,425          29,698          30,764         31,825          8,237

Investment Divisions                    December 31,
                                            2002

JNL/MCM Enhanced S&P
500 Stock Index Division(346)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Financial Sector
Division(1167)

  Accumulation unit value:
    Beginning of period                    $15.34          $14.48           N/A             N/A            N/A
    End of period                          $12.55          $15.34           N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                     5,244           19,420           N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Financial Sector
Division(1167)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Global 15 Division(324)

  Accumulation unit value:
    Beginning of period                    $18.28          $13.18          $12.08          $9.52          $7.19
    End of period                          $20.11          $18.28          $13.18         $12.08          $9.52
  Accumulation units outstanding
  at the end of period                     77,757         108,659         111,736         171,645         82,057

Investment Divisions                    December 31,
                                            2002

JNL/MCM Global 15 Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Healthcare Sector
Division(750)

  Accumulation unit value:
    Beginning of period                    $12.38          $11.77          $10.82           N/A            N/A
    End of period                          $13.19          $12.38          $11.77           N/A            N/A
  Accumulation units outstanding
  at the end of period                     18,465          23,800          4,615            N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Healthcare Sector
Division(750)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Index 5 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Index 5 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM International
Index Division(324)

  Accumulation unit value:
    Beginning of period                    $19.19          $15.44          $13.76         $11.63          $8.85
    End of period                          $20.98          $19.19          $15.44         $13.76          $11.63
  Accumulation units outstanding
  at the end of period                     44,604          31,986          39,277         32,433          5,828

Investment Divisions                    December 31,
                                            2002

JNL/MCM International
Index Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM JNL 5 Division(980)

  Accumulation unit value:
    Beginning of period                    $14.07          $11.96          $12.00           N/A            N/A
    End of period                          $14.13          $14.07          $11.96           N/A            N/A
  Accumulation units outstanding
  at the end of period                     99,187         209,590         205,908           N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM JNL 5 Division(980)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM JNL Optimized 5 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM JNL Optimized 5 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Nasdaq 25 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Nasdaq 25 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM NYSE International
25 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM NYSE International
25 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Oil & Gas Sector
Division(750)

  Accumulation unit value:
    Beginning of period                    $28.88          $24.15          $17.82           N/A            N/A
    End of period                          $38.68          $28.88          $24.15           N/A            N/A
  Accumulation units outstanding
  at the end of period                     25,740          34,700          22,939           N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Oil & Gas Sector
Division(750)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 10 Division(324)

  Accumulation unit value:
    Beginning of period                    $14.38          $13.88          $10.21          $8.77          $7.65
    End of period                          $14.95          $14.38          $13.88         $10.21          $8.77
  Accumulation units outstanding
  at the end of period                    100,454         135,102         151,563         190,696        100,935

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 10 Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 24 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 24 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 400 MidCap
Index Division(324)

  Accumulation unit value:
    Beginning of period                    $15.67          $14.43          $13.02         $11.36          $8.86
    End of period                          $16.67          $15.67          $14.43         $13.02          $11.36
  Accumulation units outstanding
  at the end of period                     37,555          37,443          37,333         45,926          6,909

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 400 MidCap
Index Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 500 Index Division(324)

  Accumulation unit value:
    Beginning of period                    $12.52          $10.99          $10.64          $9.76          $8.15
    End of period                          $13.01          $12.52          $10.99         $10.64          $9.76
  Accumulation units outstanding
  at the end of period                     57,722          58,087          57,589         88,091          31,111

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 500 Index Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P SMid 60 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P SMid 60 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Select Small-Cap
Division(346)

  Accumulation unit value:
    Beginning of period                    $22.07          $20.36          $18.88         $16.94          $13.74
    End of period                          $19.57          $22.07          $20.36         $18.88          $16.94
  Accumulation units outstanding
  at the end of period                     48,952          67,859          68,349         98,604          53,679

Investment Divisions                    December 31,
                                            2002

JNL/MCM Select Small-Cap
Division(346)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Small Cap Index
Division(324)

  Accumulation unit value:
    Beginning of period                    $16.01          $13.77          $13.34         $11.47          $8.50
    End of period                          $15.52          $16.01          $13.77         $13.34          $11.47
  Accumulation units outstanding
  at the end of period                     21,902          26,364          42,319         36,440          4,844

Investment Divisions                    December 31,
                                            2002

JNL/MCM Small Cap Index
Division(324)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Technology Sector
Division(750)

  Accumulation unit value:
    Beginning of period                    $6.44           $5.95           $5.49            N/A            N/A
    End of period                          $7.31           $6.44           $5.95            N/A            N/A
  Accumulation units outstanding
  at the end of period                     76,322          18,134          18,206           N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Technology Sector
Division(750)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Value Line 30 Division(699)

  Accumulation unit value:
    Beginning of period                    $15.35          $15.72          $11.44         $10.55           N/A
    End of period                          $18.16          $15.35          $15.72         $11.44           N/A
  Accumulation units outstanding
  at the end of period                     16,382          52,711          59,946         10,790           N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Value Line 30 Division(699)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM VIP Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM VIP Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Oppenheimer Global
Growth Division(368)

  Accumulation unit value:
    Beginning of period                    $15.00          $12.96          $11.50          $9.85          $8.20
    End of period                          $15.79          $15.00          $12.96         $11.50          $9.85
  Accumulation units outstanding
  at the end of period                     33,992          39,340          39,300         16,918          5,204

Investment Divisions                    December 31,
                                            2002

JNL/Oppenheimer Global
Growth Division(368)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Oppenheimer Growth
Division(346)

  Accumulation unit value:
    Beginning of period                    $9.35           $9.00           $8.33           $8.07          $7.69
    End of period                          $10.11          $9.35           $9.00           $8.33          $8.07
  Accumulation units outstanding
  at the end of period                       -             19,090          22,195         24,547          17,879

Investment Divisions                    December 31,
                                            2002

JNL/Oppenheimer Growth
Division(346)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PIMCO Real Return Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PIMCO Real Return Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PIMCO Total Return
Bond Division(316)

  Accumulation unit value:
    Beginning of period                    $14.90          $14.54          $14.35         $13.88          $13.72
    End of period                          $15.96          $14.90          $14.54         $14.35          $13.88
  Accumulation units outstanding
  at the end of period                     15,378          25,761          27,893         26,214          3,635

Investment Divisions                    December 31,
                                            2002

JNL/PIMCO Total Return
Bond Division(316)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America Core
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America Core
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America High
Yield Bond Division(560)

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A           $16.16           N/A
    End of period                           N/A             N/A             N/A           $16.64           N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A              -             N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America High
Yield Bond Division(560)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America High
Yield Bond Division(674)

  Accumulation unit value:
    Beginning of period                    $14.81          $13.54          $13.45         $13.05           N/A
    End of period                          $14.50          $14.81          $13.54         $13.45           N/A
  Accumulation units outstanding
  at the end of period                     8,451           8,451           8,451           9,293           N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America High
Yield Bond Division(674)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America Value
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America Value
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Putnam Midcap Growth
Division(802)

  Accumulation unit value:
    Beginning of period                    $8.97           $8.57           $7.68            N/A            N/A
    End of period                          $8.81           $8.97           $8.57            N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -               -              N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Putnam Midcap Growth
Division(802)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P 4 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P 4 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Competitive
Advantage Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Competitive
Advantage Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Core Index 100 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Core Index 100 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Core Index 50 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Core Index 50 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Core Index 75 Division(367)

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A           $10.23          $9.22
    End of period                           N/A             N/A             N/A           $10.48          $10.23
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A              -            26,304

Investment Divisions                    December 31,
                                            2002

JNL/S&P Core Index 75 Division(367)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Disciplined Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Disciplined Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Disciplined
Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Disciplined
Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Disciplined
Moderate Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Disciplined
Moderate Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Dividend Income
& Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Dividend Income
& Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Equity Aggressive
Growth Division I(519)

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A           $11.15           N/A
    End of period                           N/A             N/A             N/A           $11.03           N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A              -             N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Equity Aggressive
Growth Division I(519)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Equity Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Equity Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Intrinsic Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Intrinsic Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Aggressive
Growth Division(368)

  Accumulation unit value:
    Beginning of period                    $16.01          $13.99          $13.03         $11.68          $10.58
    End of period                          $17.30          $16.01          $13.99         $13.03          $11.68
  Accumulation units outstanding
  at the end of period                     45,903          46,080          46,259         70,370           864

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Aggressive
Growth Division(368)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Conservative
Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Conservative
Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Growth Division

  Accumulation unit value:
    Beginning of period                    $16.37           N/A             N/A             N/A            N/A
    End of period                          $17.16           N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                     24,807           N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Moderate
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Moderate
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement 2015 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement 2015 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement 2020 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement 2020 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement 2025 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement 2025 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement Income Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement Income Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Total Yield Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Total Yield Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Very Aggressive
Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Very Aggressive
Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Select Balanced Division(560)

  Accumulation unit value:
    Beginning of period                    $28.08          $24.95          $23.93         $22.20           N/A
    End of period                          $29.88          $28.08          $24.95         $23.93           N/A
  Accumulation units outstanding
  at the end of period                     2,145           2,145           2,145           2,359           N/A

Investment Divisions                    December 31,
                                            2002

JNL/Select Balanced Division(560)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Select Money Market
Division(575)

  Accumulation unit value:
    Beginning of period                    $13.38          $12.93          $12.72         $12.72           N/A
    End of period                          $13.87          $13.38          $12.93         $12.72           N/A
  Accumulation units outstanding
  at the end of period                       -               -               -            236,527          N/A

Investment Divisions                    December 31,
                                            2002

JNL/Select Money Market
Division(575)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Select Value Division(346)

  Accumulation unit value:
    Beginning of period                    $21.27          $17.77          $16.59         $14.60          $12.67
    End of period                          $22.71          $21.27          $17.77         $16.59          $14.60
  Accumulation units outstanding
  at the end of period                     4,931           19,813          6,972           7,728          8,970

Investment Divisions                    December 31,
                                            2002

JNL/Select Value Division(346)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/T.Rowe Price Established
Growth Division(368)

  Accumulation unit value:
    Beginning of period                    $31.69          $28.15          $26.80         $24.64          $22.35
    End of period                          $34.55          $31.69          $28.15         $26.80          $24.64
  Accumulation units outstanding
  at the end of period                     17,111          9,688           19,348          1,982          1,982

Investment Divisions                    December 31,
                                            2002

JNL/T.Rowe Price Established
Growth Division(368)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/T.Rowe Price Mid-Cap
Growth Division(316)

  Accumulation unit value:
    Beginning of period                    $41.56          $39.30          $34.79         $29.77          $22.26
    End of period                          $48.22          $41.56          $39.30         $34.79          $29.77
  Accumulation units outstanding
  at the end of period                     14,005          25,953          36,051         18,034          3,414

Investment Divisions                    December 31,
                                            2002

JNL/T.Rowe Price Mid-Cap
Growth Division(316)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/T.Rowe Price Value
Division(502)

  Accumulation unit value:
    Beginning of period                    $16.82          $14.15          $13.47         $12.29           N/A
    End of period                          $16.79          $16.82          $14.15         $13.47           N/A
  Accumulation units outstanding
  at the end of period                     62,035          73,509          47,430         46,459           N/A

Investment Divisions                    December 31,
                                            2002

JNL/T.Rowe Price Value
Division(502)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Accumulation Unit Values
Contract with Endorsements - 3.71%

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM International
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM International
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Large Cap Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Large Cap Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Premier Equity II Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Premier Equity II Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Real Estate Division(983)

  Accumulation unit value:
    Beginning of period                    $15.00          $11.42          $11.42           N/A            N/A
    End of period                          $12.28          $15.00          $11.42           N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -             3,668            N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Real Estate Division(983)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/AIM Small Cap Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/AIM Small Cap Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Alger Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Alger Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Alliance Capital
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Alliance Capital
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
Global Balanced Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
Global Balanced Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
Global Diversified Research Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
Global Diversified Research Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
International Small Cap Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
International Small Cap Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Capital Guardian
U.S. Growth Equity Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Capital Guardian
U.S. Growth Equity Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Credit Suisse Global
Natural Resources Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Credit Suisse Global
Natural Resources Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Credit Suisse Long/Short
Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Credit Suisse Long/Short
Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Eagle Core Equity Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Eagle Core Equity Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Eagle SmallCap Equity Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Eagle SmallCap Equity Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Founding Strategy Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Founding Strategy Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Global Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Global Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Income Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Income Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Mutual Shares Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Mutual Shares Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Franklin Templeton
Small Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Franklin Templeton
Small Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Goldman Sachs Core
Plus Bond Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Goldman Sachs Core
Plus Bond Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Goldman Sachs Mid
Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Goldman Sachs Mid
Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Goldman Sachs Short
Duration Bond Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Goldman Sachs Short
Duration Bond Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/JPMorgan International
Value Division(983)

  Accumulation unit value:
    Beginning of period                    $12.99          $10.21          $10.21           N/A            N/A
    End of period                          $14.01          $12.99          $10.21           N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -             4,101            N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/JPMorgan International
Value Division(983)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/JPMorgan MidCap Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/JPMorgan MidCap Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/JPMorgan U.S. Government
& Quality Bond Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/JPMorgan U.S. Government
& Quality Bond Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Lazard Emerging
Markets Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Lazard Emerging
Markets Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Lazard Mid Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Lazard Mid Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Lazard Small Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Lazard Small Cap Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Mellon Capital Management
(MCM) 10 x 10 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Mellon Capital Management
(MCM) 10 x 10 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM 25 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM 25 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Bond Index Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Bond Index Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Communications
Sector Division(1048)

  Accumulation unit value:
    Beginning of period                    $5.13           $4.46            N/A             N/A            N/A
    End of period                          $5.15           $5.13            N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -              N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Communications
Sector Division(1048)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Consumer Brands
Sector Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Consumer Brands
Sector Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Dow 10 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Dow 10 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Dow Dividend Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Dow Dividend Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Enhanced S&P
500 Stock Index Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Enhanced S&P
500 Stock Index Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Financial Sector Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Financial Sector Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Global 15 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Global 15 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Healthcare Sector Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Healthcare Sector Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Index 5 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Index 5 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM International
Index Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM International
Index Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM JNL 5 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM JNL 5 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM JNL Optimized 5 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM JNL Optimized 5 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Nasdaq 25 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Nasdaq 25 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM NYSE International
25 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM NYSE International
25 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Oil & Gas Sector
Division(933)

  Accumulation unit value:
    Beginning of period                    $23.57          $20.25          $19.95           N/A            N/A
    End of period                          $30.72          $23.57          $20.25           N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -             5,184            N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Oil & Gas Sector
Division(933)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 10 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 10 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 24 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 24 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 400 MidCap
Index Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 400 MidCap
Index Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P 500 Index Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P 500 Index Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM S&P SMid 60 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM S&P SMid 60 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Select Small-Cap Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Select Small-Cap Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Small Cap Index Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Small Cap Index Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Technology Sector
Division(983)

  Accumulation unit value:
    Beginning of period                    $5.26           $4.99           $4.99            N/A            N/A
    End of period                          $5.80           $5.26           $4.99            N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -             4,196            N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Technology Sector
Division(983)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM Value Line 30 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM Value Line 30 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/MCM VIP Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/MCM VIP Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Oppenheimer Global
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Oppenheimer Global
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Oppenheimer Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Oppenheimer Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PIMCO Real Return Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PIMCO Real Return Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PIMCO Total Return
Bond Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PIMCO Total Return
Bond Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America Core
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America Core
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America High
Yield Bond Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America High
Yield Bond Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America High
Yield Bond Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America High
Yield Bond Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/PPM America Value
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/PPM America Value
Equity Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Putnam Midcap Growth
Division(828)

  Accumulation unit value:
    Beginning of period                    $7.49           $7.35           $6.39            N/A            N/A
    End of period                          $7.17           $7.49           $7.35            N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -               -              N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Putnam Midcap Growth
Division(828)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P 4 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P 4 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Competitive
Advantage Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Competitive
Advantage Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Core Index 100 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Core Index 100 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Core Index 50 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Core Index 50 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Core Index 75 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Core Index 75 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Disciplined Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Disciplined Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Disciplined
Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Disciplined
Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Disciplined
Moderate Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Disciplined
Moderate Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Dividend Income
& Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Dividend Income
& Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Equity Aggressive
Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Equity Aggressive
Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Equity Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Equity Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Intrinsic Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Intrinsic Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Aggressive
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Aggressive
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Conservative
Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Conservative
Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Moderate Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Managed Moderate
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Managed Moderate
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement 2015 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement 2015 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement 2020 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement 2020 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement 2025 Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement 2025 Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Retirement Income Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Retirement Income Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Total Yield Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Total Yield Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/S&P Very Aggressive
Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/S&P Very Aggressive
Growth Division I

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Select Balanced Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Select Balanced Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Select Money Market Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Select Money Market Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/Select Value Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/Select Value Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/T.Rowe Price Established
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A             N/A             N/A             N/A            N/A
    End of period                           N/A             N/A             N/A             N/A            N/A
  Accumulation units outstanding
  at the end of period                      N/A             N/A             N/A             N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/T.Rowe Price Established
Growth Division

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A

Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/T.Rowe Price Mid-Cap
Growth Division(828)

  Accumulation unit value:
    Beginning of period                    $30.32          $29.46          $25.27           N/A            N/A
    End of period                          $34.24          $30.32          $29.46           N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -               -              N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/T.Rowe Price Mid-Cap
Growth Division(828)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A


Investment Divisions                    December 31,    December 31,    December 31,   December 31,    December 31,
                                            2007            2006            2005           2004            2003

JNL/T.Rowe Price Value
Division(933)

  Accumulation unit value:
    Beginning of period                    $14.04          $12.14          $11.49           N/A            N/A
    End of period                          $13.64          $14.04          $12.14           N/A            N/A
  Accumulation units outstanding
  at the end of period                       -               -               -              N/A            N/A

Investment Divisions                    December 31,
                                            2002

JNL/T.Rowe Price Value
Division(933)

  Accumulation unit value:
    Beginning of period                     N/A
    End of period                           N/A
  Accumulation units outstanding
  at the end of period                      N/A





----------------------------------------------------------------------------------------------------------------------
Questions:  If you have any questions about your Contract, you may contact us at:

Annuity Service Center:                                     1 (800) 766-4683 (8 a.m. - 8 p.m. ET)

             Mail Address:                                  P.O. Box 17240, Denver, Colorado 80217-0240

             Delivery Address:                              7601 Technology Way, Denver, Colorado 80237

Institutional Marketing Group                               1 (800) 777-7779 (8 a.m. - 8 p.m. ET)
Service Center:
(for Contracts purchased through a bank
or another financial institution)

             Mail Address:                                  P.O. Box 30392, Lansing, Michigan 48909-7892

             Delivery Address:                              1 Corporate Way, Lansing, Michigan 48951
                                                            Attn:  IMG

Home Office:                                                1 Corporate Way, Lansing, Michigan 48951
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